July 28, 2009
Our Ref. No. 20091131449
Straight-A Funding, LLC
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

In your letter, dated July 27, 2009, you request our assurance that we would not recommend enforcement action to the U.S. Securities and Exchange Commission ("Commission") under Sections 34(b) or 35(d) of the Investment Company Act of 1940 ("Act") or Rule 22c-1 thereunder against any registered open-end investment company that relies on Rule 2a-7 under the Act ("Money Market Fund") if such Fund treats Student Loan Short-Term Notes, as described in your letter, issued by Straight-A Funding, LLC ("Issuer"), as government securities for purposes of compliance with the diversification requirements under Rule 2a-7(c)(4)(i). You also request our assurance that we would not recommend enforcement action to the Commission under Section 35(d) of the Act or Rule 35d-1 thereunder if a Money Market Fund whose name suggests that the Fund focuses its investments in government securities ("Government Money Market Fund") treats the Student Loan Short-Term Notes as government securities for purposes of complying with Rule 35d-1(a)(2)(i).

Background

You state that the Issuer was established pursuant to a financing program ("Straight-A-Program") designed by Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and an advisory group of lenders to encourage lenders to provide students and parents with access to certain student loans ("Eligible Loans") made under the Federal Family Education Loan Program ("FFELP"). You state that the FFELP loan market was impaired by the recent turmoil in the capital markets and that new funding for FFELP lenders through the asset-backed securities market has diminished. You state that, to address this concern, the U.S. Department of Education ("Department"), the U.S. Department of the Treasury and the Office of Management and Budget announced a new program, called the "ABCP Conduit Program," to attract more private sector capital to the student loan market.[1] You state that, although the Department could approve multiple issuers under the ABCP Conduit Program, the Straight-A-Program is intended to serve the entire FFELP program and be the first, and most likely only, program to be approved by the Department under the ABCP Conduit Program.

You state that generally each FFELP lender participating in the Straight-A-Program sells Eligible Loans to a newly formed special purpose vehicle ("SPV") that is wholly owned by that lender. You state that each SPV pledges its Eligible Loans to the Issuer to secure an asset-backed note ("Funding Note") that the SPV sells to the Issuer.[2] You state that the Funding Notes are entitled to the cash flows collected in connection with the Eligible Loans owned by the SPV.

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1 Department of Education, Department of the Treasury, Office of Management and Budget, *Federal Family Education Loan Program (FFELP)*, 74 Fed. Reg. 2518 (Jan. 15, 2009).

2 You state that some FFELP lenders that are state agencies or charitable institutions are permitted to sell Funding Notes secure[redacted]ssuer without an intermediate SPV.

You state that the Issuer finances the purchase of the Funding Notes by issuing Student Loan Short-Term Notes ("Issuer Notes") in private placements.[3] You state that Issuer Notes have initially been issued with expected maturities of up to 90 days and legal final maturities on the third business day following the expected maturity date ("Series-1 Issuer Notes"). In addition, you state that another series of Issuer Notes may later be issued with expected maturities of up to 90 days, but unlike Series-1 Issuer Notes, have legal final maturities on the seventh business day following the expected maturity date ("Series-2 Issuer Notes").

You state that it is anticipated that each maturing Issuer Note will be repaid with proceeds of new Issuer Notes issued on their respective expected maturity dates (*i.e.*, by "rolling" the Issuer Notes) and any collections received on the Funding Notes. You state that, if the Issuer cannot roll Issuer Notes or repay the maturing Issuer Notes from collections, the maturing Issuer Notes will be paid on the legal final maturity date, using funds advanced by the Federal Financing Bank (the "FFB"), an instrumentality of the U.S government acting under the supervision of the Secretary of the Treasury, pursuant to a Liquidity Loan Agreement that has been entered into between the FFB and the Issuer.[4]

You state that, under the Liquidity Loan Agreement, the FFB is obligated to provide financing to the Issuer upon request by the Issuer's manager ("Manager"), whose responsibilities include managing the issuance of the Issuer Notes.[5] You explain that, in the event that the Issuer is unable to roll the Issuer Notes on the day the Issuer Notes mature, a loan request will be delivered to the FFB by the Manager that will specify the borrowing date on which the FFB will be required to provide financing to the Issuer. You state that the borrowing date will be either the third or the seventh business day following the date on which the request is made, depending on whether the maturing Issuer Notes are Series-1 Issuer Notes or Series-2 Issuer Notes. You state that the FFB requires such advance notification because it is unable to provide funding for this Program on the same day that the funding request is made.[6]

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3 You state that the Issuer is relying on the exclusion from the definition of investment company in Section 3(c)(1) of the Act, although it is possible that the Issuer may in the future adopt program changes to comply with Rule 3a-7 under the Act.

4 You state that the FFB will be repaid either from the proceeds that the Issuer receives from issuing new Issuer Notes or from selling pools of Eligible Loans to the Department pursuant to a forward purchase commitment agreement ("Put Agreement"). You state that, subject to the Put Agreement, the Department agrees to purchase the Eligible Loans to support the issuance of the Issuer Notes.

5 You explain that the Issuer's operations, including funding decisions, are managed by a Manager, currently BMO Capital Markets Corp., pursuant to a management agreement. You also state that certain custodial and other services are provided to the Issuer by an Administrator, currently Bank of New York Mellon. You state that the Department had veto power over the selection of these entities as service providers, and in the event that there is a change in these service providers, the Department has approval rights with respect to the selection of their replacements. You also state that the Issuer has an advisory board drawn from participating FFELP lenders. You explain that, although the advisory board neither manages nor governs the Straight-A Program, it has certain oversight and veto rights with respect to the operation of the Program.

6 You state that, while the FFB will be the Issuer's primary liquidity facility, the operational documents provide the Issuer with the flexibility to obtain additional liquidity facilities from highly rated private sector banks to bridge the expected maturity dates and legal final maturity dates of the Series-2 Issuer Notes. You explain that, because private sector facilities generally are able to fund on the same day on which a loan request is received, obtaining funds from such a facility would allow investors holding maturing Series-2 Issuer Notes to be paid sooner

You state that the FFB's obligation to make loans to the Issuer is subject to two conditions. First, you explain that all loan requests to the FFB must stay within certain daily, weekly and aggregate funding limits. You explain that the FFB, upon a minimum of three business days' notice, will fund any loan request not exceeding $3 billion on any single day or $10 billion during any single calendar week. In addition, the FFB will fund up to $5 billion on any single day or $15 billion during any single calendar week upon seven business days' notice.[7] You state that, under the terms of the Liquidity Loan Agreement, the FFB will not provide financing once the Issuer exceeds these limits or has more than a total of $60 billion in loans outstanding at any point in time. You state that the Issuer's Manager has policies and procedures in place intended to ensure that the FFB's liquidity limits will not be breached.[8]

You also state that the FFB will not provide funding if the Issuer is in bankruptcy. You state that to address the bankruptcy concern, the organizational documents and agreements establishing the Straight-A Program require that: (i) the Issuer not be permitted to engage in business activities other than those relating to the Straight-A Program; (ii) the Issuer's only borrowings be the Issuer Notes and any funds obtained from the FFB's liquidity facility;[9] and (iii) all Straight-A Program participants agree contractually not to place the Issuer in bankruptcy under any circumstances.

You state that each SPV may pledge Eligible Loans to the Issuer until July 1, 2010. You state that the Straight-A Program is scheduled to terminate on January 19, 2014, and that no Issuer Note will have a legal maturity date later than the last business day prior to that date. You state that it is hoped that the capital markets will stabilize prior to that time to enable the Eligible Loans to be refinanced outside of the Straight-A Program in a manner that will provide sufficient proceeds to repay all of the outstanding Issuer Notes. You state that, in the event that this does not occur, all outstanding Issuer Notes will be repaid through collection on the Funding Notes and payments made from the Department or the FFB. Consequently, you state that regardless of whether Eligible Loans are refinanced, investors in the Issuer Notes will be repaid as of the Notes' legal final maturity date.

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than the Notes' legal final maturity date. You state that any private sector liquidity will not replace the FFB's obligation with respect to the Issuer Notes. You explain that, while funds obtained from a private sector liquidity facility would be used to pay the Issuer Notes, funds obtained from the FFB would be used to repay the private sector facility (unless during the FFB's seven-day notice period the Issuer is able to issue additional Issuer Notes and use the proceeds to repay the private sector facility). You state that the Straight-A Program does not currently intend to obtain liquidity from a private sector facility and that it is unlikely that the Program will ever obtain liquidity from such a facility.

7 You explain that the Series-2 Issuer Notes were added to the Straight-A-Program to enable the Issuer to exceed the $3 billion and the $10 billion limits to the extent permitted with a seven-day funding notice.

8 You also state that, in the extremely remote circumstance of the conditions for FFB's payment obligation not being met, the Department, subject to the Put Agreement, will purchase the Eligible Loans from the Issuer, which will provide the proceeds to repay the holders of the Issuer Notes.

9 As noted previously, the Issuer also has the flexibility to obtain liquidity from a private sector facility in a limited manner. *See supra* note 6.

Investment in the Issuer Notes by Money Market Funds

You assert that the FFB's obligations under the Liquidity Loan Agreement make the Issuer Notes equivalent to U.S. government securities for purposes of the extent to which a Money Market Fund may invest in the Issuer Notes (i) under the diversification requirements of Rule 2a-7(c)(4)(i) under the Act, and (ii) pursuant to Rule 35d-1(a)(2)(i) under the Act.

i. Rule 2a-7(c)(4)(i) under the Act

Rule 2a-7 provides exemptions from Sections 2(a)(41), 34(b) and 35(d) of the Act and Rules 2a-4 and 22c-1 thereunder necessary to permit Money Market Funds to use the amortized cost method of valuation, subject to a number of requirements. Rule 2a-7(c)(4)(i) generally requires a Money Market Fund to be diversified with respect to issuers of securities acquired by the Money Market Fund in order to limit the Money Market Fund's exposure to credit risk associated with any single issuer.[10] Rule 2a-7(c)(4)(i), in relevant part, specifically excludes government securities from the diversification requirement because such securities are presumed to present little, if any, credit risk.[11] Rule 2a-7(a)(14) defines government securities by reference to Section 2(a)(16) of the Act which, in turn, defines a government security to mean, in relevant part, "any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress or the United States."

You state that the FFB is an instrumentality of the government of the United States and that FFB's obligation under the Liquidity Loan Agreement acts as the practical equivalent of a guarantee of the payment of principal and interest on the Issuer Notes. You assert that the credit risk associated with the Issuer Notes are equivalent to that associated with traditional U.S. government securities. With respect to the FFB's obligation under the Liquidity Loan Agreement being conditioned on the Issuer not being in bankruptcy and staying within the specified funding limits, you assert that failure to satisfy either condition would be extremely remote due to the structure of the Issuer and controls over its activities.[12]

ii. Rule 35d-1(a)(2)(i) under the Act

Section 35(d) of the Act prohibits a registered investment company ("fund") from using a name that the Commission finds by rule to be materially deceptive or misleading. Rule 35d-1 addresses certain fund names that are likely to mislead investors about a fund's investment emphasis. Rule 35d-1(a)(2)(i), in relevant part, states that a materially deceptive name includes a name suggesting that the fund focuses its investments in a particular type of investments unless the fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of

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10 *See Revisions to Rules Regulating Money Market Funds*, Investment Company Act Release No. 17589 (July 17, 1990) ("the ability of a fund to maintain a stable net asset value under rule 2a-7 may be impaired to the extent it invests heavily in one or more institutions that subsequently experience credit problems or default on their securities.").

11 *See Technical Revisions to the Rules and Forms Regulating Money Market Funds,* Investment Company Act Release No. 22921 (Dec. 2, 1997).

12 *See also supra* note 8.

its assets in the particular type of investments suggested by the fund's name ("80% policy"). The use of the words "federal" or "government" or other words suggesting investment in U.S. government securities in a fund's name would not be misleading for purposes of Section 35(d) of the Act if the fund invests at least 80% of the value of its assets in government securities, as defined in Section 2(a)(16) of the Act, and otherwise complies with Rule 35d-1.[13]

You argue that, in light of the FFB's obligation under the Liquidity Loan Agreement and the Department's support behind the Straight-A Program, the credit and other investment risks, as well as the liquidity characteristics, of the Issuer Notes are equivalent to those associated with traditional U.S. government securities.[14] Accordingly, you argue that a Government Money Market Fund that treats the Issuer Notes as government securities for purposes of its 80% policy would not be misleading its investors or otherwise investing its assets in a manner inconsistent with its name.

Conclusion

Based on the facts and representations in your letter, and in particular the unique circumstances and purposes behind the Straight-A Program, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission under (i) Sections 34(b) or 35(d) of the Act or Rule 22c-1 thereunder against any Money Market Fund if such Fund treats the Issuer Notes as government securities for purposes of compliance with the diversification requirements under Rule 2a-7(c)(4)(i), or (ii) Section 35(d) of the Act or Rule 35d-1 thereunder against any Government Money Market Fund if such Fund treats the Issuer Notes as government securities for purposes of complying with Rule 35d-1(a)(2)(i).

Because our positions are based on the facts and representations in your letter, you should note that any different facts or representations may require different conclusions. This response represents our view on enforcement action only, and does not express any legal conclusions on the issues presented.

Rochelle Kauffman Plesset
Senior Counsel

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13 *See* SEC Staff Letter to the Investment Company Institute (Oct. 17, 2003).

14 You recognize that an investment by a Money Market Fund or Government Money Market Fund in the Issuer Notes would have to be consistent with the investment objectives and policies, as stated in any such Fund's registration statement.

MAYER • BROWN

Investment Company Act of 1940, Sections 34(b) and 35(d); Rule 35d-1

Mayer Brown LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrown.com

Jason H. P. Kravitt
Direct Tel (212) 506-2622
jkravitt@mayerbrown.com

July 27, 2009

BY HAND DELIVERY

Ms. Nadya B. Roytblat
Assistant Chief Counsel
Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Dear Ms. Roytblat:

We are writing on behalf of our client, Straight-A Funding, LLC (the "Issuer"), to request assurances from the Securities and Exchange Commission's ("Commission") Division of Investment Management (the "Staff") that the Staff will not recommend enforcement action to the Commission: (A) under Sections 34(b) or 35(d) of, and to the extent necessary, Rule 22c-1 under, the Investment Company Act of 1940 (the "Act") against Money Market Funds[1] if such funds treat the Student Loan Short-Term Notes (the "Issuer Notes") to be issued by the Issuer, described below, as "government securities" as defined in Section 2(a)(16) of the Act ("Government Securities") for purposes of compliance with the diversification requirements under Rule 2a-7(c)(4)(i) or (B) under Section 35(d) or Rules 22c-1 or 35d-1 against Government Money Market Funds[2] if such funds treat the Issuer Notes as a Government Securities for purposes of complying with Rule 35d-1(a)(2)(ii) (i.e., the "80% Policy" requirement), in the limited and unique circumstances described in this letter.[3]

BACKGROUND

The Issuer has been established to provide a desperately needed financing program (the "Straight-A Program") for lenders that originate student loans through the Federal Family

[1] We use the term "Money Market Funds" to refer to registered investment companies that rely on Rule 2a-7 under the Act.
[2] We use the term "Government Money Market Funds" to refer to Money Market Funds whose name suggests that the fund focuses its investments in government securities.
[3] Any relief granted by the Staff in response to this request would be limited to the particular facts and circumstances described herein.

Education Loan Program ("FFELP").[4] Like many forms of consumer finance, the FFELP loan market has been severely impaired by the ongoing disruption of the capital markets. Among other things, new funding for FFELP lenders through the asset-backed securities (ABS) market has effectively evaporated.[5]

Congress reacted to the funding constraints facing FFELP lenders by enacting the Ensuring Continuing Access to Student Loans Act of 2008 (the "Student Loans Act of 2008"), which gave the Department of Education (the "Department") the temporary authority to purchase FFELP loans from lenders, if the Secretary of Education determines that there is an inadequate availability of loan capital to meet the demand for FFELP loans for students and their parents.[6] The Secretary made the required determination in 2008 and used its new authority to establish short term loan purchase and participation programs, which collectively financed substantially all FFELP loan originations relating to the 2008-9 school year.[7] In a notice released on January 15, 2009 (the "Program Notice"), the Department announced that it is replicating the loan purchase and participation programs for the 2009-10 school year.[8]

THE PROGRAM NOTICE

In the Program Notice, the Department (jointly with the Department of the Treasury ("Treasury") and the Office of Management and Budget) also announced a new program, referred to as the "ABCP Conduit Program."[9] The ABCP Conduit Program is meant to use the Department's purchase authority to entice more private sector capital into the student loan market. As explained in the Program Notice:

> "In order to participate in the ABCP Conduit Program, a sponsoring entity must enter into a "Put Agreement" with the Department consistent with the terms and conditions stated in Appendix C [to the Program Notice]. The Put Agreement will establish the nature of the relationship between the Department and the Conduit and Conduit Manager.

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[4] FFELP works as a public-private partnership, with private sector lenders funding loans that are guaranteed by the Department. The extent of the guarantee varies between 97% and 100% of the outstanding principal amount of the guaranteed loan (plus all accrued interest), depending upon the year of origination and other details. In 2007-8, FFELP served more than 6.4 million students and parents at 5,000 postsecondary institutions, lending a total of $55.3 billion (or 78% of all new federal student loans). http://www.studentloanfacts.org/loanfacts/overview/.

[5] See, e.g., the Federal Reserve's press release of November 25, 2008, which notes that "New issuance of ABS declined precipitously in September and came to a halt in October."

[6] 20 U.S.C. § 1087i-1(a).

[7] These programs were the reason for the "success" referred to in a recent newspaper article. WALL STREET JOURNAL, "Tuition Ammunition: a Happy Lesson on Lending" (January 6, 2009). The main "success" is that government aid (through the purchase and participation programs) sustained loan volume in this sector last year, but at the expense of the U.S. government directly funding substantially all of the originations.

[8] Department of Education, Department of the Treasury, Office of Management and Budget, Federal Family Education Loan Program (FFELP), FEDERAL REGISTER, Vol. 74, p. 2518 (January 15, 2009) at p. 2519. Also available at http://edocket.access.gpo.gov/2009/pdf/E9-712.pdf.

[9] The term "ABCP Conduit Program" refers not to any particular conduit and its ABCP but rather to a program established by the Department for entering into forward purchase commitments with one or more ABCP conduits. ABCP stands for asset-backed commercial paper.

> The Department will agree to purchase [FFELP] loans from the Conduit upon demand as needed to support the issuance of commercial paper by the Conduit."[10]

The Department could approve multiple issuers under its ABCP Conduit Program. However, while it was developing the ABCP Conduit Program, the Department worked with the Treasury, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated (together with Citigroup Global Markets Inc., the "Structuring Agents") and an advisory group representing a broad spectrum of the FFELP loan market to structure the Straight-A Program, with the intention that the Straight-A Program would serve the entire FFELP loan market and be the first (and most likely only) program approved under the ABCP Conduit Program.

At least part of that intention has been fulfilled, as the Department has approved the Straight-A Program under the ABCP Conduit Program and entered into a put agreement (the "Put Agreement") with the Issuer and The Bank of New York Mellon, as the conduit administrator and eligible lender trustee. We have attached an executed copy of the Put Agreement to this letter as Exhibit A. Prior to executing the Put Agreement, the Department reviewed the Issuer's various service providers (and had veto power over their selection) and all of the other agreements relating to the Straight-A Program (the "Program Documents"). The Program Documents cannot be amended in any manner that would have an adverse effect on the Department without the Department's consent, and the Department has approval rights with respect to changes in the Issuer's two key service providers (the Manager and Conduit Administrator, as described below) and is entitled to receive various reports and notices relating to the Straight-A Program.

In the process of structuring the Straight-A Program, it became apparent that additional governmental support was needed beyond the Department's obligations under the Put Agreement. Selling FFELP loans to the Department under the Put Agreement (which we refer to below as a "Put") will involve a process lasting up to 90 days (although payment would generally be made within 45 days after the Department's receipt of notice from the Issuer). In order to issue ABCP (or similar securities), an issuer must generally have a source of back-up liquidity that can provide funding much faster than 90 days. In conventional ABCP programs, the back-up liquidity is provided by private sector financial institutions, and the option of obtaining conventional private sector liquidity facilities for the Issuer was considered.

However, the participants in the structuring process determined that liquidity provided by another U.S. government entity would be preferable. Among other reasons, current concerns about the financial condition of many large private sector financial institutions would impair the marketability of the Issuer's securities if the Issuer relied on private sector liquidity, and the anticipated size of the Straight-A Program (up to $60 billion) would strain capacity in the market for private sector liquidity. Ultimately, it was determined that the Federal Financing Bank (the "FFB")[11] was the entity best suited to provide back-up liquidity to the Straight-A Program. The FFB has entered into a liquidity loan agreement with the Issuer (the "Liquidity Loan

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[10] Program Notice, supra note 8, at p. 2519.

[11] The FFB is a government corporation, created by Congress in 1973 pursuant to Public Law 93-224 (the "FFB Law") as an instrumentality of the U.S. government (see Section 4 of the FFB Law; 12 U.S.C. § 2283). It operates under the general supervision of the Secretary of the Treasury. General information about the FFB is available at its web site, http://www.treas.gov/ffb/index.shtml.

Agreement") for this purpose. We have attached a composite, conformed copy of the Liquidity Loan Agreement to this letter as Exhibit B.

While the Department of Education's involvement is the genesis of the Straight-A Program, it is the FFB's involvement that best supports the relief we are requesting. Consequently, the FFB's obligations are the main focus of our description and analysis below, and any relief granted in response to our request is conditioned upon the continuing obligation of the FFB to provide financing to the Issuer, substantially as described herein, under the Liquidity Loan Agreement.

Since the Program Notice was drafted in large part to authorize the Department's participation in the Straight-A Program, it may appear surprising that the Program Notice does not refer to the FFB. We believe the main reasons for this omission are that the FFB became involved in the Straight-A Program late in the structuring process, and the FFB's participation is not a requirement imposed by the Department. It was motivated by the other market considerations described above.

As noted in the Program Notice[12] and the Put Agreement,[13] the Student Loans Act of 2008 authorized the Department to enter into forward commitments to purchase FFELP loans (like the Put Agreement) only on such terms as the Secretary of Education, the Secretary of the Treasury and the Director of the Office of Management and Budget jointly determine are "in the best interest of the United States." Those officials have made the requisite finding with respect to the ABCP Conduit Program, which was designed to accommodate the Straight-A Program. In other words, the Secretary of Education, the Secretary of the Treasury and the Director of the Office of Management and Budget have jointly determined that the Straight-A Program is in the best interests of the United States.

THE STRAIGHT-A PROGRAM

Overview

The Straight-A Program has been established to finance exclusively Stafford and PLUS[14] loans (collectively, "Eligible Loans") that are originated through FFELP. Each FFELP lender[15]

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[12] Program Notice, <u>supra</u> note 8, at p. 2518.

[13] See the first "Whereas" clause on p. 1 of Exhibit A to this letter.

[14] Stafford loans are made to college and university students. PLUS loans are made to parents with good credit histories to pay the education expenses of their children.

[15] As a condition to participating in the Straight-A Program, lenders are required to continue to participate in the FFELP at a level based on the amount of funding that they receive from the Straight-A Program. Although it is hoped that participating lenders may ultimately number in the hundreds, given the large market shares of some lenders that are likely to participate in the Straight-A Program, it is expected that a few lenders will account for a large percentage of the Issuer's assets. Accordingly, unless and until the Staff grants the relief requested in this letter regarding Rule 2a-7's diversification requirements, to avoid any look-through obligations under Rule 2a-7(c)(4)(ii)(D), no SPV's Funding Note (as both terms are defined below) is permitted to account for ten percent or more of the Issuer's assets unless the SPV is a "restricted special purpose entity" as that term is defined in paragraph (c)(4)(ii)(D)(2) of Rule 2a-7. Note that this only addresses the application of the special ABS diversification rules to the Issuer's assets and does not remove the need for the relief requested in this letter, which relates to the application of the general diversification requirements to the Issuer Notes as a whole.

participating in the program sells Eligible Loans[16] to a newly-formed special purpose vehicle[17] (an "SPV") that is wholly owned by that lender. Each SPV pledges its Eligible Loans to the Issuer to secure an asset-backed note (each, a "Funding Note") that the SPV sells to the Issuer.[18] The Issuer[19] finances the purchase price for the Funding Notes by issuing Issuer Notes (short-term promissory notes with an expected maturity not exceeding 90 days) in private placements under the Securities Act of 1933, as amended (the "1933 Act").

Each SPV is permitted to obtain additional financing under its Funding Note by obtaining and pledging additional Eligible Loans over the Straight-A Program's ramp-up period (which ends July 1, 2010). Following the end of the ramp-up period, the Issuer will continue to offer funding through January 19, 2014 for Funding Note balances created during the ramp-up period.

The Issuer's operations (including funding decisions and compliance with the aggregate, daily and weekly funding caps discussed below) are managed by a manager, currently BMO Capital Markets Corp., an affiliate of the Bank of Montreal, pursuant to a management agreement (the "Management Agreement") between such entity and the Issuer. In addition, The Bank of New York Mellon performs certain custodial and other services for the Issuer pursuant to an administration agreement (the "Administration Agreement") between such entity and the Issuer. Either of these service providers may be replaced upon the demand of the advisory committee for the Issuer, which is made up of representatives of participating FFELP lenders.[20] BMO Capital Markets Corp., together with any replacement manager appointed from time to time, is referred to below as the "Manager." The Bank of New York Mellon, together with any replacement administrator appointed from time to time, is referred to below as the "Conduit Administrator." The Issuer has also contracted with various parties to act as issuing and paying agent, dealers and collateral agent.

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[16] To be financed through the Straight-A Program, Eligible Loans must satisfy other contractual requirements, including requirements that are specified in the Program Notice. These requirements are of little direct importance to investors in the Issuer Notes, since a failure of one or more loans to satisfy these requirements would not reduce the FFB's obligation to fund under the Liquidity Loan Agreement.

[17] Counsel to each SPV provides a legal opinion to the Issuer to the effect that such SPV is not an investment company under the Act. We anticipate that counsel will rely primarily upon Section 3(c)(1) of the Act in rendering those opinions.

[18] Consistent with prior practice in the ABS market (including applicable rating agency criteria), some FFELP lenders who are state agencies or charitable institutions are permitted to sell Funding Notes (secured by Eligible Loans) directly to the Issuer, without an intermediate SPV. See, e.g., Standard & Poor's, Structured Finance Legal Criteria for U.S. Structured Finance Transactions (2006), p. 30 (treating certain entities like special-purpose entities where (a) the entity is not eligible for involuntary bankruptcy proceedings and (b) Standard & Poor's determines based on a review of other circumstances that the entity is unlikely to voluntarily file for bankruptcy protection). References to SPVs below in the text should generally be read as including entities of this type.

[19] The Issuer is a special purpose limited liability company formed under Delaware law, with a single member (Straight-A Member, Inc., a Delaware corporation). Under Delaware law and its limited liability company agreement, the Issuer's affairs are managed by its member. The member (Straight-A Member, Inc.) is owned and managed by officers and employees of Global Securitization Services, LLC, a company that is in the business of providing corporate services to special purpose entities used in transactions sponsored by others. The Issuer has been structured to comply with Section 3(c)(1) of the Act, though it is possible the Issuer may in the future adopt program changes to comply with Rule 3a-7.

[20] While the advisory committee neither manages nor governs the Straight-A Program, it has certain oversight responsibilities and veto rights regarding the Straight-A Program.

An organizational chart providing a high level overview of the Straight-A Program is attached to this letter as Exhibit C.

Sources of Payment to Investors Holding the Issuer Notes

Each Issuer Note has both an "expected maturity date" and a "legal final maturity date." It is expected that maturing Issuer Notes will ordinarily be repaid with the proceeds of new Issuer Notes issued on their respective expected maturity dates (i.e., by "rolling" the Issuer Notes), plus any funds available for this purpose from collections[21] on the Funding Notes. A key question for Money Market Funds (or other investors) that hold Issuer Notes is how they will be repaid if it is not possible to roll their Issuer Notes or repay them with collections.

Conventional ABCP programs benefit from liquidity facilities, under which one or more highly rated financial institutions agree to provide funds to repay maturing paper in the event that the issuer is not able to roll paper. The Straight-A Program similarly benefits from a liquidity facility, but that facility is provided by the FFB – an instrumentality of the U.S. government acting under the supervision of the Treasury – pursuant to the Liquidity Loan Agreement. Under the Liquidity Loan Agreement, the FFB is obligated to make loans to the Issuer upon the Issuer's request. The funding procedures under the Liquidity Loan Agreement work as follows:

- If the Issuer is unable to roll Issuer Notes on a day when Issuer Notes are maturing, the Manager (on the Issuer's behalf)[22] will deliver a loan request to the FFB.

- The loan request must specify a borrowing date, on which the FFB will be required to fund. The borrowing date is either the third or the seventh business day following the date on which the request is made.

- The choice between the third and seventh day will depend on whether the maturing Issuer Notes are in Series-1 or Series-2. Series-1 Issuer Notes have legal final maturity dates falling on the third business day after their expected maturity dates. Series-2 Issuer Notes will have legal final maturity dates falling on the seventh business day after their expected maturity dates. So, if the maturing Issuer Notes are in Series-1, then the Manager will request a loan with three business days notice. If the maturing Issuer Notes are in Series-2, then the Manager will request a loan with seven business days notice. If both Series-1 and Series-2 Issuer Notes are maturing and not rolled, two separate loan requests will be made.

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[21] The Funding Notes are entittled to the cash flows collected in connection with the Eligible Loans owned by the SPV. Collections (meaning payments made by the borrowers or guarantors of the Eligible Loans and subsidy payments made by the Department under FFELP) are received by servicers acting under servicing agreements with each SPV. The servicers are required to deposit those collections in trust accounts established for the SPVs and use them to make periodic payments due under the Funding Notes, which funds are then available for the Issuer to make payments on the Issuer Notes and cover its other expenses.

[22] Under Section 2(a)(2) of the Liquidity Loan Agreement, the loan request may be made by either the Issuer (directly) or the Manager (on the Issuer's behalf). However, the Manager has agreed under the Management Agreement that it will be the party that makes any necessary loan requests.

- The FFB will confirm the authenticity of each loan request by telephoning an authorized officer or employee of the Manager who is different from the signatory of the loan request.

The legal final maturity date feature of the Issuer Notes and the split into Series-1 and Series-2 were designed to address requirements imposed by the FFB. The FFB requires a minimum of three business days funding notice for any loan request for this Program, and that is the source of the three business day gap between expected maturity and legal final maturity for Series-1. In addition, the FFB requires longer notice (seven business days) if the aggregate loan request exceeds $3 billion on any single day or $10 billion during any single calendar week. The Series-2 Issuer Notes were added to the Straight-A Program to enable the Issuer to exceed the $3 billion and $10 billion limits to the extent permitted with seven business days funding notice.

Even with seven business days notice, the FFB will not provide funding for this Program in an amount more than $5 billion on any single day or $15 billion during any single calendar week. These limits have been incorporated into the Program Documents so that the Issuer will never have more than $5 billion Issuer Notes with a legal final maturity date on any single day (and not more than $3 billion of those will be Series-1 notes) or $15 billion with a legal final maturity during any single calendar week (not more than $10 billion in Series-1).

The split between expected and legal final maturities will be familiar to investors because of its use with many other types of ABS (but not ABCP). Accordingly, the Issuer Notes have been given the special trade name of "Student Loan Short-Term Notes" to alert potential investors that the split between expected and legal final maturity differentiates these securities from standard ABCP.[23] The credit ratings on the Issuer Notes address payment at legal final maturity, rather than expected maturity.

The Issuer also has the flexibility to obtain one or more additional liquidity facilities from highly rated private sector banks, to bridge between the expected maturity dates and legal final maturity dates of the Series-2 Issuer Notes. We discuss this potential feature of the Program below under "*Potential for Duplicative Private Sector Liquidity*." However, one of the Structuring Agents has informed us that:

- the Issuer would not need to issue Series-2 Notes unless the total outstanding amount of Series-1 Issuer Notes exceeds at least $30 billion, and thus would have no use for private sector liquidity unless the Program grew above that range; and

- even if the Program grew to its maximum size ($60 billion), there is no current intention to obtain any private sector liquidity. Favorable responses from prospective investors in the course of marketing the Issuer Notes indicate that private sector liquidity will not be necessary.

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[23] Although the Program Notice, supra note 8, uses the phrase "commercial paper" to refer to the securities to be issued, the Department reviewed the terms of the Issuer Notes before executing the Put Agreement. Like the involvement of the FFB, we believe that the Department viewed this as a detail that is not essential to its ABCP Conduit Program.

The Limited Conditions to the FFB's Funding Obligation

The FFB's obligation to make loans to the Issuer is conditioned only upon the Issuer not being in bankruptcy and staying within the aggregate, daily and weekly funding caps imposed by the FFB. Failing to satisfy either condition would be extremely remote due to the structure of the Issuer and the controls over its activities, as described below.

Under the Management Agreement, the Manager is contractually responsible for managing the issuance of Issuer Notes. In doing so, the Manager is subject to several "issuance conditions," which are set out in the Management Agreement and restrict the amount and terms of Issuer Notes that can be issued. Among the most important are conditions that prohibit the issuance of any Issuer Note if, after giving effect to that issuance, the aggregate amount of Issuer Notes with a legal final maturity date on any day, or within any calendar week, would exceed the FFB's daily and weekly funding caps. Likewise, under the terms of the Management Agreement, the Manager is not permitted to cause any Issuer Note to be issued if, after giving effect to that issuance, the total amount of outstanding Issuer Notes would exceed the FFB's aggregate funding cap of $60 billion. The Manager has policies and procedures in place intended to ensure that the FFB's funding cap will not be breached.[24]

The condition relating to the Issuer's bankruptcy, which is standard in commercial paper liquidity facilities, is addressed by conventional ABS market provisions designed to render remote the possibility of the Issuer entering bankruptcy. These bankruptcy remoteness provisions include, in relevant part:

- pursuant to the terms of the Straight-A Program, the Issuer's only borrowings are under the Issuer Notes and the FFB's liquidity facility, and any private sector liquidity facilities as discussed above;

- the participating FFELP lenders, the SPVs, the Issuer's service providers and other Straight-A Program participants (including the FFB in the Liquidity Loan Agreement, any private sector liquidity providers in their respective liquidity agreements and the Department in the Put Agreement), have all agreed contractually not to place the Issuer in bankruptcy under any circumstances; and

- under the terms of its organizational documents and the agreements establishing the Straight-A Program, the Issuer is not permitted to engage in business activities beyond those described in this letter.

[24] In the extremely remote circumstances of the conditions for the FFB's payment obligation not being met, the Department, under the Put Agreement (and subject to the conditions specified therein), will purchase the Eligible Loans from the Issuer, which will provide the proceeds to repay the holders of the Issuer Notes. See *The Put Agreement and the Role of the Department*, below.

Importantly, the FFB's lending commitment is not conditioned upon (a) the adequacy of efforts by the Issuer's dealers to market rolling Issuer Notes or (b) any eligibility or other problems that might interfere with the availability of funds from the Department under the Put Agreement.[25]

The Put Agreement and the Role of the Department

The Department's obligations under the Put Agreement were key to obtaining the FFB's commitment under the Liquidity Loan Agreement, and the Straight-A Program would never have been created if not for the Department's mandate to facilitate loans for higher education. However, investors in the Issuer Notes do not directly rely on the Put Agreement. While proceeds from the exercise of Puts may be used to repay Issuer Notes at times, the FFB is always committed to make loans to repay Issuer Notes if funds are not available from Put proceeds or other sources.

The Issuer does not directly hold the Eligible Loans that may be Put to the Department. The SPVs hold the Eligible Loans and pledge them to the Issuer as collateral for their respective obligations under the Funding Notes. Consequently, the Program Agreements contain a set of inter-related provisions that enable the Issuer to obtain the Eligible Loans through foreclosure when needed for purposes of a Put. Puts occur in various circumstances, including if a loan has been made under the Liquidity Loan Agreement and has not been repaid with proceeds from the issuance of new Issuer Notes within a specified period of time. The Conduit Administrator is a party to the Put Agreement (along with the Issuer and the Department) and is the party that would interface with the Department (on behalf of the Issuer) in connection with any Put.

The Straight-A Program is scheduled to terminate on January 19, 2014, which is the expiration date (the "Put Expiration Date") for the Department's obligation to purchase Eligible Loans from the Issuer pursuant to the Put Agreement. No Issuer Note will have a legal final maturity later than the business day prior to the Put Expiration Date. It is hoped that the capital markets will stabilize prior to that time, permitting the Eligible Loans to be refinanced outside of the Straight-A Program in a manner that will provide sufficient proceeds to repay all outstanding Issuer Notes. However, if for any reason that has not happened, the Manager (on behalf of the Issuer) will obtain loans under the Liquidity Loan Agreement in the final weeks of the Straight-A Program to repay all outstanding Issuer Notes on their respective legal final maturity dates to the extent that collections on the Funding Notes and proceeds from Puts to the Department are not sufficient. The FFB will look to collections and Put proceeds for repayment of any such loans,

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[25] The Liquidity Loan Agreement addresses the contingency that an "Uncontrollable Cause" prevents the FFB from funding on a day when it is required to do so: the FFB will make the requested loan (in an increased amount to cover additional interest accruing on the Issuer Notes as a result of the delay) as soon as the Uncontrollable Cause ceases to prevent the FFB from making the Loan, unless the Issuer (or the Manager on its behalf) cancels the applicable loan request (which would happen if it had become possible to roll Issuer Notes in the interim). We do not view this as an additional condition to the FFB's lending obligation. Rather it is a contractual recognition of the types of events that could cause a delay in the payment of any U.S. government obligation, which provides contractual certainty as to the appropriate procedures to deal with such an event. "Uncontrollable Cause" is defined as an unforeseeable cause beyond the control and without the fault of the FFB, being: act of God, fire, flood, severe weather, epidemic, quarantine restriction, explosion, sabotage, act of war, act of terrorism, riot, civil commotion, lapse of the statutory authority of the Treasury to raise cash through the issuance of Treasury debt instruments, disruption or failure of the Treasury Financial Communications System, closure of the Federal Government, or any unforeseen or unscheduled closure or evacuation of the offices of the FFB. See pp. 5-6 of Exhibit B to this letter.

and investors in the Issuer Notes will not bear any risk as to whether or not the FFB is ultimately repaid. Consequently, regardless of whether Eligible Loans are refinanced, investors in the Issuer Notes will be repaid as of the Notes' legal final maturity date.

Potential for Duplicative Private Sector Liquidity

In no event will any private sector liquidity remove or dilute the benefit of the Liquidity Loan Agreement or diminish the FFB's obligations with respect to the Issuer Notes. Any private sector liquidity will be duplicative with (and not replace) the FFB's obligations under the Liquidity Loan Agreement.

As indicated above, the FFB's commitment is capped at $60 billion (the "FFB Commitment Amount"). That means that the FFB can be required to have up to (but not more than) an aggregate $60 billion in loans under the Liquidity Loan Agreement outstanding at any point in time. Under the Program Documents, the total amount of Issuer Notes that can be outstanding at any point in time is limited by a requirement that:

(a) the face amount of the Issuer Notes (which is the total amount due at their expected maturity dates) plus

(b) any interest that would accrue on the Issuer Notes through their legal final maturity dates (if not paid at their expected maturity dates)

may never exceed

(c) the unused FFB Commitment Amount at such time.

The reference to "unused FFB Commitment Amount" means the FFB Commitment Amount minus the amount of loans already outstanding under the FFB facility.

The test above means that if, at any point in time, the Issuer stopped receiving any money from any source other than the FFB, there would always still be enough money available under the Liquidity Loan Agreement to repay all of the Issuer Notes in full, including any accrued interest. As discussed above, the Program Documents also include limits to make sure that the amount of Issuer Notes with legal final maturity dates on any particular day or during any calendar week will not exceed the FFB's daily and weekly funding limits.

These features of the Program would not change if the Issuer obtained private sector liquidity in addition to the FFB's facility. For example, if the Issuer obtained $5 billion in commitments from private sector liquidity banks, that would **not** mean that the Issuer could issue $5 billion more in Issuer Notes than it could before. The amount of Issuer Notes issued would still be subject to the (a), (b), (c) limit described above, where (c) is stated solely in terms of the FFB Commitment Amount, with no add on for any private sector liquidity. Consequently, it would still be the case that if, at any point in time, the Issuer stopped receiving any money from any source other than the FFB, there would always still be enough money available under the FFB facility to repay all of the Issuer Notes in full, including any accrued interest.

In other words, any private sector liquidity would not substitute for the FFB facility. Instead, any private sector liquidity would be duplicative with the coverage already provided by the FFB. To use an old legal metaphor, the Issuer would not be replacing its FFB belt with private sector suspenders. It would have both the belt and the suspenders.

The purpose of having duplicative FFB and private sector liquidity would be to bridge the seven business days time period between the expected maturity and legal final maturity of the Series 2 Issuer Notes. If the Issuer is ever unable to roll over Series 2 Issuer Notes and does not have, or for any reason cannot not obtain, private sector liquidity, then the investors holding those maturing notes will have to wait seven business days (until legal final maturity) to be repaid, because of the FFB's notice requirements for this Program. Private sector liquidity, on the other hand, is generally able to fund on the same day on which a loan request is received. Before the initial marketing efforts with investors, there was some concern that investors might resist a seven business days gap between expected and legal final maturities, and the flexibility to obtain private sector bridging liquidity was added to address that contingency. As stated above, it now appears that investors would not require this feature, so it is very unlikely that the Issuer will ever obtain private sector liquidity, even if any of the Series 2 Issuer Notes are issued. Nevertheless, the option to do so is embodied in the Program Documents (including the Liquidity Loan Agreement as provided to the Staff on Exhibit B), and the parties would prefer not to execute amendments to remove the option.

In the very unlikely event that the Issuer both (a) is unable to roll over Series 2 Issuer Notes and (b) has obtained private sector liquidity, the following process would apply:

- The Issuer's manager will submit loan requests to both the private sector liquidity banks and the FFB.
- The private sector liquidity banks would fund that day (unless they default, in which case investors will have to wait for FFB funding), and the proceeds will be used to repay the maturing Issuer Notes.
- During the week that the loan request to FFB is pending, the Issuer will (if market conditions permit) seek to issue additional Issuer Notes and use the proceeds to repay the private sector liquidity.
- Seven business days later, the FFB will fund (unless the loan request is cancelled because sufficient new Issuer Notes were issued to repay the private sector liquidity) and such funding will be used (a) to repay the private sector liquidity or (b) if the private sector liquidity providers defaulted, to repay the matured Issuer Notes.

Thus, the FFB facility will always be available to "guarantee" that funds will be available to repay all of the Issuer Notes, whether or not there is private sector liquidity.

Need for Relief

More than $55 billion in FFELP loans were made in the 2007-8 school year. With potential funding needs of this magnitude, it is essential that the Straight-A Program be accessible by all possible interested and eligible investors and that permitted investment amounts be maximized, consistent with the government support of the Issuer Notes. The Manager, in consultation with the Dealers, has estimated that, without the relief requested in this letter, the maximum demand for the Issuer Notes will be in the $20-$30 billion range and is likely to build too slowly to help significantly with the next round of FFELP loans. With the requested relief, the Structuring Agent believes that demand could reach the $30-$40 billion range (and perhaps higher) and would build fast enough so that the Straight-A Program could finance a substantial portion of the next round of FFELP loans. Note that the FFB's loan commitment of $60 billion would permit the Straight-A Program to grow substantially larger.

Thus, it is both consistent with the economic realities of the Straight-A Program and crucial to its mission that:

- Money Market Funds be permitted to treat the Issuer Notes[26] as Government Securities for purposes of their compliance with the diversification requirements under Rule 2a-7(c)(4)(i); and

- Government Money Market Funds be permitted to treat the Issuer Notes as Government Securities for purposes of Section 35(d) and Rule 35d-1(a)(2)(ii).[27]

The relief we request with respect to the diversification requirements under Rule 2a-7(c)(4)(i) is meant to increase the potential demand for the Issuer Notes by enabling individual Money Market Funds (excluding Single State Funds, as defined under Rule 2a-7) to invest more than five percent of their total assets in the Issuer Notes, without relying on, and being limited by, the three day exception provided in Rule 2a-7(c)(4)(i)(A).[28]

The relief we request with respect to Section 35(d) and Rule 35d-1 with respect to Government Money Market Funds is meant to increase the potential demand for the Issuer Notes by allowing Government Money Market Funds to count investments in the Issuer Notes towards compliance with their 80% Policies (subject to the particular terms of those policies).

Support for Requested Relief

We believe that Money Market Funds should be able to treat the Issuer Notes as Government Securities for purposes of Rule 2a-7's diversification requirements and Government Money Market Funds should be able to treat the Issuer Notes as Government Securities for purposes of Rule 35d-1's 80% Policy requirement because the FFB's liquidity facility effectively operates as a guarantee by the United States government of full payment of the entire principal amount of

[26] The Issuer Notes have been structured to qualify as "eligible securities" under Rule 2a-7, although we are not asking for "no-action" assurances as to that determination.

[27] We recognize that the extent to which a Government Money Market Fund would be able to invest in these securities would depend on, among other things, the specific manner in which its 80% Policy is phrased, as well as the existence of any other relevant investment policies, or any relevant investment limitations, restrictions or strategies.

[28] Rule 2a-7(c)(4)(A) provides that, immediately after the acquisition of any security, a Money Market Fund (other than a Single State Fund) may not have invested more than 5% of its "total assets" in securities issued by the issuer of the security. However, a Money Market Fund may invest up to 25% of its total assets in the "first-tier securities" of a single issuer for up to three business days after acquisition (but the fund may not invest in the securities of more than one issuer in accordance with the foregoing proviso at any time).

the Issuer Notes (including discount accreted and interest accrued thereon). The Department's Put obligations provide additional assurances on this point.

In our view, the FFB's obligations under the Liquidity Loan Agreement make the Issuer Notes equivalent to U.S. government securities. We also believe that, as a result of the foregoing: (i) permitting Money Market Funds and Government Money Market Funds to treat the Issuer Notes as Government Securities for the limited purposes set forth above would be consistent with the protection of such funds and their shareholders, as well as the purposes of Rule 2a-7(c)(4)(i) and Rule 35d-1(a)(2)(i); and (ii) Money Market Funds and Government Money Market Funds would look to the FFB's liquidity commitment and the Department's Put when evaluating the credit and other investment risks associated with, as well as the liquidity characteristics of, the Issuer Notes and thus would regard the Issuer Notes as similar to traditional U.S. government securities.

As discussed above, the risk that either of the conditions to the FFB's lending commitment will not be satisfied is extremely remote. Staying within the FFB's funding caps is a simple matter of arithmetic, which will be addressed as a condition to each issuance of Issuer Notes under the terms of the Straight-A Program. The condition relating to the Issuer's bankruptcy will be addressed by conventional ABS market provisions designed to render remote the possibility of the Issuer entering bankruptcy, as described above.

APPLICABLE LAW

Section 35(d) and Rule 35d-1(a)(2)(i). Section 35(d) of the Act prohibits a registered investment company ("fund") from using a name that the Commission finds by rule to be materially deceptive or misleading. Rule 35d-1 addresses certain fund names that are likely to mislead investors about a fund's investment focus. Rule 35d-1(a)(2)(i), in relevant part, states that a materially deceptive name includes a name suggesting that the fund focuses its investments in a particular type of security or investment unless the fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments suggested by the fund's name. The use of the words "federal" or "government" or other words suggesting investment in Government Securities in a fund's name would not be misleading for purposes of Section 35(d) if the fund invests at least 80% of the value of its assets in Government Securities, and otherwise complies with Rule 35d-1.[29]

Rule 2a-7's Diversification Requirements for Money Market Funds. Rule 2a-7 provides exemptions from Sections 2(a)(41), 34(b)[30] and 35(d) of the Act, and Rules 2a-4 and 22c-1 thereunder necessary to permit Money Market Funds to use the amortized cost method of valuation, subject to a number of requirements. Rule 2a-7(c)(4)(i) generally requires a Money Market Fund to be diversified with respect to issuer of securities acquired by the Money Market

[29] *See* SEC Staff Letter to the Investment Company Institute (Oct. 17, 2003).

[30] Under Section 34(b) of the Act, it is unlawful for any person to make any untrue statement of a material fact in any registration statement or other document filed or transmitted to the Commission or its staff pursuant to the Act, to keep any such document pursuant to Section 31(a) of the Act. Under Section 34(b), it is also unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

Fund in order to limit the fund's exposure to credit risk associated with any single issuer.[31] It also specifically excludes U.S. government securities from the diversification requirement. Rule 2a-7 defines a government security by reference to the definition of the term under Section 2(a)(16).

Definition of Government Security. Under Section 2(a)(16), government security means any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.

ANALYSIS

The definition of Government Security raises two basic questions relevant to governmental support under the Straight-A Program. First, is there a guarantee as to principal or interest? Second, is the person providing the guarantee a person controlled or supervised by (and acting as an instrumentality of) the United States pursuant to authority granted by Congress? The answer to the second question is clear. The FFB and the Department are persons controlled or supervised by and acting as instrumentalities of the Government of the United States pursuant to authority granted by the Congress of the United States.

We recognize that the answer to the first question may be less clear. Assuming that the term "guaranteed" as used in Section 2(a)(16) has a meaning akin to the meaning of the term "guarantee" under Rule 2a-7 (i.e., an unconditional obligation of a person other than the issuer to undertake to pay the principal amount of the underlying security plus accrued interest when due or upon default), the FFB's commitment might not be considered a guarantee because it is subject to two conditions (albeit very remote ones, as discussed herein). To our knowledge, the Staff has not previously been asked to consider whether an agreement with features like the Liquidity Loan Agreement is a guarantee for purposes of the definition of "Government Security," nor does the Act or the rules thereunder directly address this question.

As discussed below, however, we believe that the FFB's obligations under the Liquidity Loan Agreement should be viewed as the practical equivalent of a guarantee, such that Money Market Funds should be able to treat the Issuer Notes as a Government Security for purposes of Rule 2a-7's diversification requirements and Government Money Market Funds should be able to treat the Issuer Notes as a Government Security for purposes of Section 35(d) and Rule 35d-1(a)(2)(ii).

Analysis of the Liquidity Loan Agreement

The economic terms of the Liquidity Loan Agreement effectively guarantee that the Issuer will have sufficient funds to pay Issuer Notes on their legal final maturity date, if not paid on their expected maturity dates:

[31] *See Revisions to Rules Regulating Money Market Funds*, Investment Company Act Rel. No. 17589 (July 17, 1990).

- The FFB will be obligated to make loans for this purpose regardless of the performance of the underlying Eligible Loans or Funding Notes.

- The Straight-A Program is structured and administered so that the amount of Issuer Notes outstanding in total or maturing on any day or within any week will never exceed the applicable funding limits in the Liquidity Loan Agreement.

Although the FFB is not required to lend if the Issuer is in bankruptcy, that possibility is extremely remote. In addition to the customary ABS bankruptcy remoteness provisions that will be used in the Straight-A Program (discussed above), the FFB's and Department's support for the Straight-A Program further decreases the possibility of the Issuer's bankruptcy. The Issuer has been structured so that its liabilities should never exceed the face amount of its assets (the Funding Notes), and the value of those assets is directly supported by the Put Agreement, which provides full faith and credit assurance that the Issuer will be able to convert the face amount of its assets into cash, through the sale of the Eligible Loans underlying the Funding Notes to the Department. If there is any problem that keeps the Issuer from satisfying the conditions to the Department's obligations under the Put Agreement, that risk is covered by the FFB, since the FFB's funding obligation is not contingent on the Issuer being able to satisfy the Put conditions. The Issuer Notes have been rated in the highest short term rating category by three NRSROs (as defined in Rule 2a-7) on the basis that the FFB provides full credit support to the Issuer.[32]

Prior Government Security No-Action Requests

The Liquidity Loan Agreement and the Straight-A Program are distinguishable from other situations where the Staff has declined no-action assurances on Government Security issues. For instance, in Western International Insurance Company (publicly available July 24, 1985) ("Western"), an insurance company asked the Staff for assurances that it could exclude from its total assets, as Government Securities, certificates of deposit issued by banks and savings and loan associations which are members of the Federal Deposit Insurance Corporation ("FDIC") or the Federal Savings and Loan Insurance Corporation ("FSLIC") in determining whether it was an investment company under Section 3(a) of Act. The Staff was unable to provide those assurances. It reasoned that because, among other things, payments under FDIC and FSLIC insurance coverage generally are not contingent on non-performance by a member institution, but rather on the failure of the institution, such insurance, in the Staff's view, did not constitute a guarantee of principal or interest of the certificates of deposit, and, therefore, the Staff believed

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[32] See Fitch Ratings press release dated January 21, 2009, Fitch to Rate Straight-A Funding LLC's Student Loan ABCP 'F1+', as published by various new sources (e.g., MarketWatch (http://www.marketwatch.com/news/story/fitch-rate-straight-funding-llcs-student/story.aspx?guid=%7B518078F0-4BE9-40D7-914D-674F7D3687BD%7D&dist=msr_3)) "[Holders of the Issuer Notes] will benefit from full credit and liquidity support from the FFB." Similarly, in announcing its A-1+ rating on the Issuer Notes, Standard & Poor's emphasized the FFB's support, stating: "The ratings reflect:

-- Straight-A Funding's intended bankruptcy-remote structure;

-- The liquidity loan agreement that the Federal Financing Bank (FFB) provides, which allows Straight-A Funding to borrow an amount that equals the sum of the notes' face amount as of the notes' expected maturity dates, plus any accrued interest through the notes' legal final maturity dates. . .; and

-- The issuance tests that limit the notes' principal amount and accrued interest through the notes' legal final maturity dates to no more than the amount available under the liquidity agreement and the notes' maturity dates to dates that occur before the liquidity agreement expires."

that it would be inconsistent with the intent of Section 3(a) of the Act to consider the certificates of deposit as Government Securities for purposes of that section. In contrast, under the Straight-A Program, the FFB's lending obligation will arise upon the Issuer's demand in order to repay maturing Issuer Notes, which is consistent with characterizing the Liquidity Loan Agreement as a guarantee.

The Issuer Notes are also distinguishable from the private corporate bonds at issue in the Financial Funding Group, Inc. no-action letter (publicly available March 3, 1982) ("Financing Funding") in that they are not simply collateralized by Government Securities. The bonds at issue in Financial Funding were collateralized by GNMA certificates and were held by a company that wanted to have the bonds treated as Government Securities for purposes of analyzing the company's status as an investment company under the Act. The Staff was unable to provide definitive guidance on this matter due to insufficient information, but suspected that the bonds were not Government Securities because, unlike the GNMA certificates themselves, the bonds themselves were not guaranteed by the government or an instrumentality thereof.[33] In this instance, the Issuer Notes are not merely collateralized by Government Securities but instead, by virtue of the FFB's liquidity commitment are directly supported by the U.S. Government.

Recent Treatment of Money Market Funding Program

The Staff also considered an asset-backed conduit structure similar to the Straight-A Program in J.P. Morgan Securities Inc. (publicly available October 22, 2008). In this "no-action" letter, the Staff granted relief under Rule 2a-7, among other rules under and provisions of the Act, in connection with the Money Market Investor Funding Facility ("Money Market Funding Program"), which is designed to provide liquidity to Money Market Funds. Under the Money Market Funding Program, newly-established SPVs would purchase from Money Market Funds eligible short-term securities issued by certain banks and bank holding companies at the Funds' acquisition cost (plus any accrued interest or accreted discount thereon). Ninety percent of the purchase price of the eligible assets would be paid in cash, with the remaining 10% paid in the form of ABCP issued by the special purpose vehicles. The Federal Reserve Bank of New York ("NY Fed") would provide financing to the vehicles for the cash portion of the purchase price. Each special purpose vehicle would grant a security interest in its assets for the benefit of the NY Fed, with a senior interest, and the holders of the ABCP, with a junior interest. The Staff permitted the Money Market Funds to comply with Rule 2a-7's diversification requirements through an alternative diversification method.

Public Policy Considerations

We believe that the requested relief is consistent with:

- the policies underlying Rule 2a-7's diversification requirements and Rule 35d-1's 80% Policy requirement,
- expectations and perceptions of Money Market Funds and Government Money Market Funds, and

[33] We note the distinction between the decision here and the more recent treatment of Refunded Securities as discussed above.

- protection of such funds and their shareholders.

Policies Underlying Rule 2a-7's Diversification Requirements – These requirements are intended to limit a Money Market Fund's exposure to credit risks associated with any single issuer or economic enterprise. In recognition that Government Securities present minimal credit risks, Rule 2a-7 excludes Government Securities from its diversification requirements.[34] Because the Liquidity Loan Agreement acts as the practical equivalent of a guarantee, and the FFB is an instrumentality of the U.S. government, operating under the supervision of the Treasury, we believe that the credit risks associated with the Issuer Notes are equivalent to those associated with traditional U.S. government securities. We believe that a Money Market Fund would regard the Issuer Notes in that manner. We recognize that an investment by a Money Market Fund in the Issuer Notes would have to be consistent with the investment objectives and policies of that Fund, as stated in its registration statement. Accordingly, in our view, a Money Market Fund that treats the Issuer Notes as a Government Security for purposes of Rule 2a-7's diversification requirements would not be increasing its exposure to credit risk beyond those currently associated with traditional U.S. government securities; thus permitting Money Market Funds to treat the Issuer Notes as Government Securities for this purpose would be consistent with the protection of such funds and their shareholders.

Policies Underlying Rule 35d-1's 80% Policy Requirement – This requirement is intended to prevent misleading investment company names by ensuring that a registered investment company with a name that suggests a particular investment emphasis invests its assets in a manner consistent with its name. As mentioned above, the governmental support of the Straight-A Program, the credit and other investment risks, as well as the liquidity characteristics, of the Issuer Notes are equivalent to those associated with traditional U.S. government securities. We believe that a Government Money Market Fund would regard the Issuer Notes in that manner. Like Money Market Funds, an investment by a Government Money Market Fund in the Issuer Notes would have to be consistent with the investment objectives and policies of that Fund, as stated in its registration statement. Accordingly, in our view, a Government Money Market Fund that treats the Issuer Notes as a Government Security for purposes of its 80% Policy would not be misleading investors or otherwise investing its assets in a manner inconsistent with its name; thus permitting Government Money Market Funds to treat the Issuer Notes as Government Securities for this purpose would be consistent with the protection of such funds and their shareholders.

Federal Action in Response to Recent Market Events

Approval of the relief requested here is also supported by other federal government action in response to recent market events. Recently, the Commission and its staff have provided relief and guidance in various forms in response to current market conditions and the related exigent circumstances.[35] We are asking the Staff to do the same with respect to the FFELP student loan

[34] "Investments in Government securities are excluded from the rule's issuer diversification standards because they are presumed to present little, if any, credit risks. The same rationale applies to a security guaranteed by a U.S. Government agency, which by definition also is a 'Government security'." Investment Company Act Release No. 22921 (Dec. 2, 1997).

[35] *See, e.g.*, Master Portfolio Trust (publicly available December 8, 2008); BNY Mellon Funds Trust (publicly available December 2, 2008); Federal Deposit Insurance Corporation (publicly available November 24, 2008); Franklin Templeton Investments (publicly available November 21, 2008; SEI Daily Income Trust (publicly

market. Private sector funding for FFELP loans remains extremely scarce, and the demands for government funding in multiple sectors continues to grow. The Straight-A Program is the best hope for drawing significant private sector capital into the FFELP loan market, so as to meet the needs of students and their parents while limiting the demand for direct government funding in this sector.

CONCLUSION

For the reasons stated above, we respectfully request that the Staff advise us that it would not recommend enforcement action to the Commission under Sections 34(b) or 35(d) of the Act,[36] or, to the extent necessary, Rule 22c-1 thereunder,[37] against a Money Market Fund that treats the Issuer Notes as Government Securities for purposes of the Fund's compliance with the diversification requirements under Rules 2a-7(c)(4)(i)[38] or under Section 35(d) or Rule 35d-1 against a Government Money Market Fund that treats the Issuer Notes as a Government Security for purposes of complying with Section 35(d) and Rule 35d-1(a)(2)(i).

We understand the Staff might be concerned that granting the requested relief might be used as precedence to label other instruments Government Securities that would not be appropriate for anticipated wide-scale Money Market and Government Money Market Fund acquisitions. We believe, however, that our unique facts will act as a natural dividing line between instruments, like the Issuer Notes, that should be designated Government Securities due to the FFB's support, as opposed to other instruments that might have similar economic terms but lack that indicia of government intervention. If another issuer is designed with substantially similar governmental involvement, we would assume the Staff might grant similar relief. Without this government support, that we believe will be very difficult to replicate, similar relief would likely not be granted. We further understand that the relief we are requesting in this letter is based on very unique facts, unusual circumstances, and recent market conditions. Accordingly, any relief granted in response to our request would be limited by reference to those facts, circumstances and conditions.

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available November 18, 2008); Mount Vernon Securities Lending Trust (publicly available October 24, 2008); Russell Investment Company (publicly available October 24, 2008); Columbia Funds Series Trust (publicly available October 24, 2008); J.P. Morgan Securities Inc. (publicly available Oct. 22, 2008); and Investment Company Institute (publicly available Oct. 10, 2008); Investment Company Institute (publicly available Sept. 25, 2008). See also actions listed under http://www.sec.gov/news/press/sec-actions.htm.

[36] As mentioned above, Section 34(b), in pertinent part, makes it unlawful for any person to make any untrue statement of material fact in a registration statement or other document filed pursuant to the Act. Section 35(d) makes it unlawful for any registered investment company to adopt a name that the Commission finds materially deceptive or misleading, and authorizes the Commission to adopt rules to define such names as are materially deceptive or misleading.

[37] Money Market Funds that fail to meet certain conditions of Rule 2a-7 may violate Sections 34(b) and 35(d) of the Act. See Rule 2a-7(b)(1) and (2). Money Market Funds that do not satisfy all of the conditions of Rule 2a-7 also may violate Rule 22c-1 under the Act if they use the amortized cost method, as defined under Rule 2a-7(a)(2), to value their portfolio securities. See Paragraph (c) of Rule 2a-7 (share price calculations).

[38] As mentioned above, Rule 2a-7 provides exemptions from Sections 2(a)(41), 34(b) and 35(d), and Rules 2a-4 and 22c-1, necessary to permit Money Market Funds to use the amortized cost method of valuation, which facilitates the ability of Money Market Funds to maintain a stable net asset value per share, typically $1.00.

If you need any further information concerning this request, or if it would be helpful to discuss the request in greater detail, please do not hesitate to contact me at (212) 506-2622 or (312) 701-7015; Robert F. Hugi at (312) 701-7121; or Stephanie M. Monaco at (202) 263-3379.

Thank you for your prompt consideration of this request.

Very truly yours,

Jason H.P. Kravitt

Exhibit A

[Executed copy of Put Agreement to be attached]

EXECUTION COPY

AMENDED AND RESTATED PUT AGREEMENT

UNITED STATES DEPARTMENT OF EDUCATION,

STRAIGHT-A FUNDING, LLC

AS CONDUIT

AND

THE BANK OF NEW YORK MELLON,

AS CONDUIT ADMINISTRATOR AND ELIGIBLE LENDER TRUSTEE

MAY 8, 2009

STRAIGHT-A FUNDING, LLC CONDUIT PROGRAM

TABLE OF CONTENTS

EXHIBITS

AMENDED AND RESTATED PUT AGREEMENT

This is a Put Agreement, dated May 8, 2009 (this "Agreement"), among the United States Department of Education (the "Department"), Straight-A Funding, LLC (the "Conduit") and The Bank of New York Mellon, acting (i) as agent on behalf of the Conduit in its capacity as conduit administrator (the "Conduit Administrator") and as Eligible Lender Trustee and (ii) as agent for each Funding Note Issuer (as defined below) for the sole purposes of accepting the Put Option (as defined below).

WHEREAS, pursuant to Section 459A of the Higher Education Act of 1965, as amended, the Department has the authority to purchase, or enter into forward commitments to purchase, Stafford Loans and PLUS Loans (each, as defined below), on such terms as the Secretary of Education, the Secretary of the Treasury, and the Director of the Office of Management and Budget jointly determine are in the best interest of the United States to encourage Eligible Lenders (as defined below) to provide students and parents access to Stafford Loans and PLUS Loans made under the Federal Family Education Loan Program ("FFELP") authorized under title IV, Part B of the Higher Education Act (as defined below);

WHEREAS, pursuant to the terms and provisions of certain student loan purchase agreements in the form approved by the Department (each, a "Student Loan Purchase Agreement"), from time to time, certain Eligible Lenders or holders of beneficial interests in Loans, and if the latter, the related Eligible Lender Trustee (as defined below), may sell and transfer to individual bankruptcy remote special purpose vehicles, as "funding note issuers" thereunder, their right, title and interest in Eligible Loans (as defined below) for a purchase price consisting of cash and certain subordinated interests in such special purpose vehicle;

WHEREAS, pursuant to the terms and provisions of certain note and security purchase agreements in the form approved by the Department (each, a "Funding Note Purchase Agreement"), from time to time, the Funding Note Issuers may issue to the Conduit, variable funding notes ("Funding Notes") secured by a first priority security interest in Loans owned by such Funding Note Issuer;

WHEREAS, pursuant to the terms and provisions of the applicable Transaction Documents (as defined below) from time to time, the Conduit may issue commercial paper ("Commercial Paper") and other securities ("Additional Securities" and, together with Commercial Paper, "Securities");

WHEREAS, pursuant to the terms and provisions of any liquidity agreement (each, a "Liquidity Agreement"), by and between the Conduit and certain liquidity providers (each, a "Liquidity Provider" and collectively, the "Liquidity Providers"), the Liquidity Providers will agree, in the event that the Conduit is unable to meet its obligations to pay amounts owed on the Commercial Paper on the applicable maturity date thereof, to advance funds ("Liquidity Fundings") to the Conduit; and

WHEREAS, in order to encourage or enable Eligible Lenders to participate in FFELP, the Department is willing to provide its commitment to purchase Putable Loans (as defined below) from the Conduit and the Conduit Administrator, as Eligible Lender Trustee for the

Conduit and as agent for the Funding Note Issuers, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in connection with the mutual promises contained herein, the parties hereto agree as follows:

Section 1. Terms.

A. Grant of Put Option. Subject to the terms and conditions of this Agreement, the Department hereby grants to the Conduit and the Conduit Administrator, as Eligible Lender Trustee for the Conduit and as agent for the Funding Note Issuers, an option ("Put Option") to require the Department to purchase, from time to time on any Business Day prior to the Put Expiration Date, at a price equal to the Put Price, the Putable Loans specified on the Final Loan Schedule (as defined below) attached to each Bill of Sale (as defined below) securing the Funding Notes as of the occurrence of a Put Event (as defined below). This Agreement establishes the terms under which the Conduit and the Conduit Administrator shall sell, and the Department shall purchase, Putable Loans specified on the Final Loan Schedule attached to each Bill of Sale (each, as defined below). Each Bill of Sale shall be substantially in the form of Exhibit C attached hereto, incorporating by reference the terms of this Agreement, and shall be a separate agreement among the Conduit and the Conduit Administrator, and the Department with respect to the Loans covered by the terms of such Bill of Sale for all purposes.

B. Put Expiration Date. On the Put Expiration Date (as defined below), the Put Option will expire and the Department shall not thereafter be obligated to purchase Putable Loans from the Conduit and the Conduit Administrator under this Agreement.

C. Put Fee. In consideration of the grant of the Put Option, the Department shall be entitled to receive the Put Fee on each Put Fee Payment Date, and the Conduit hereby agrees to pay the Put Fee on each Put Fee Payment Date from funds available for such payment in accordance with the Transaction Documents. For the avoidance of doubt, the failure of the Conduit to pay the Put Fee on any Put Fee Payment Date shall not excuse or relieve the Department from its obligation to purchase Putable Loans pursuant to the Put Option.

Section 2. Commitment to Lend Under the FFELP.

(a) By its execution of a Purchase Agreement, and upon each sale or pledge thereunder, the applicable Seller shall represent to the Department that:

(i) during a twenty four (24) month period commencing with the month in which it sells or pledges Loans pursuant to a Purchase Agreement, it will originate and disburse Stafford Loans or PLUS Loans, or will acquire Stafford Loans or PLUS Loans made by other lenders within the same twenty-four (24) month period, and that the combined amount of such originated and acquired Loans (other than Excluded Loans) shall equal the Commitment Amount for such month;

(ii) if the Seller participates solely as a secondary market purchaser and does not originate and disburse Stafford Loans or PLUS Loans in its own right but rather acquires

Stafford Loans and PLUS Loans from others, that it will, during the term of the Conduit program, acquire Stafford Loans or PLUS Loans first disbursed on or after July 1, 2009 and that have experienced a final disbursement on or before September 30, 2011;

(iii) within the twelve (12) months following the month in which it sells and/or pledges Loans pursuant to a Purchase Agreement, it will conduct activities constituting a continued participation in FFELP, including but not limited to servicing a pre-existing FFELP loan portfolio, purchasing additional FFELP loans, or maintaining a platform from which the Seller may originate FFELP loans; and

(iv) not later than twenty-seven (27) months following the month in which it first sells and/or pledges Loans pursuant to a Purchase Agreement (and every six months thereafter until each Commitment Amount has been satisfied, each a "Commitment Reporting Date"), it will provide a report to the Department and the Conduit Administrator certifying that it has originated and/or acquired FFELP loans in an amount equal to or exceeding the Commitment Amounts required to be satisfied prior to such Commitment Reporting Date;

provided, that, the applicable Seller may satisfy the commitment set forth in this Section 2 by arranging to have another Eligible Lender assume such commitment, in whole or in part, as evidenced by a commitment letter, in form satisfactory to the Department, between such Eligible Lender and the Department, with a copy to the Conduit Administrator.

(b) For the purposes of confirming compliance with the Seller's commitment above, the Seller must, on an annual basis, provide annual audited financial statements conducted in accordance with the standards for audits issued by the Department's Office of Inspector General and a report to the Department setting forth the activities conducted by the Seller with the Net Cash Proceeds received through the sale of Loans or issuance of Funding Notes under the applicable Purchase Agreement, the dollar value and number of loans originated and/or acquired, and detailing any other uses of Net Cash Proceeds received through the sale of Loans or issuance of Funding Notes under the applicable Purchase Agreement and the amounts expended on such "other uses".

In addition, in connection with the Seller's commitment above, on the last Business Day of each calendar month, commencing in the first month in which a Seller sells or pledges a Loan pursuant to a Purchase Agreement and ending in July 2010, the Conduit Administrator shall provide, or cause to be provided, to the Department a notice setting forth the amount of Net Cash Proceeds received by each Seller that is party to a Purchase Agreement during such month.

For the avoidance of doubt, the failure of any Seller to comply with its obligations under this Section 2 shall not excuse or relieve the Department from its obligation to purchase Putable Loans pursuant to the Put Option.

Section 3. Definitions. For purposes of this Agreement, the following capitalized terms shall have the respective meanings set forth below:

"Accrual Period" means, with respect to the Put Fee and any Put Fee Payment Date, the period commencing on and including the Put Fee Payment Date preceding such Put Fee Payment Date (or, in the case of the initial Accrual Period, the date hereof) and ending on and including the day preceding such Put Fee Payment Date.

"Additional Securities" shall have the meaning set forth in the recitals hereof.

"Administration Agreement" means the Administration Agreement among the Conduit and the Conduit Administrator.

"Applicable UCC" means the Uniform Commercial Code, as amended from time to time, as in effect in the applicable jurisdiction.

"Auction" means a foreclosure auction of Pledged Loans by the Conduit or its agent conducted in accordance with the applicable Funding Note Purchase Agreement and the Applicable UCC.

"Bankruptcy Code" means Title 11 of the United States Code (11 U.S.C. Section 101 et. seq.), as amended from time to time, and any successor statute.

"Bill of Sale" means each document in the form of Exhibit C attached hereto, executed by an authorized officer of the Conduit and the Conduit Administrator, which shall (i) set forth the Putable Loans sold by the Conduit and the Conduit Administrator to the Department pursuant thereto; (ii) sell, assign and convey to the Department and its assignees, all right, title and interest of the Conduit Administrator, the Conduit and the applicable Funding Note Issuers in the Putable Loans listed on such Bill of Sale and the related Final Loan Schedule; and (iii) sell, assign and convey all rights of the Conduit and the Conduit Administrator under the related Purchase Agreements with respect to the Putable Loans sold thereunder.

"Blackout Date" means a day identified by the Department in writing to the Conduit Administrator as unavailable for making purchases of Loans or other payments under this Agreement, which notice shall be provided to the Conduit Administrator not less than 90 days prior to the applicable Blackout Date except in the case of exigent circumstances, in which case the Department will provide notice as soon as reasonably practicable.

"Borrower" means the student or parent obligor on a Loan.

"Business Day" means any day other than (i) a Federal holiday, (ii) a Saturday or Sunday, or (iii) any other day on which commercial banks in New York are required by law to close.

"Cash Proceeds" shall have the meaning set forth in the definition of Net Cash Proceeds herein.

"Category Percentage" means, with respect to a given category of Loans, the percentage of the Loans (by count) in such category in the Relevant Loan Portfolio.

"Collection Account" means, with respect to each Funding Note Issuer, the "Collection Account" as defined in each Funding Note Purchase Agreement.

"Commercial Paper" shall have the meaning set forth in the recitals hereof.

"Commitment Amount" means, with respect to a Seller and all sales and/or pledges of Loans to the Conduit program during a calendar month, an amount equal to the product of (a) the Net Cash Proceeds received by such Seller in such month, multiplied by (b) the applicable Market Adjustment.

"Commitment Reporting Date" shall have the meaning set forth in Section 2.

"Conduit" shall have the meaning set forth in the recitals hereof.

"Conduit Administrator" shall have the meaning set forth in the recitals hereof.

"Conduit Cost of Funds Rate" means a rate equal to the per annum rate equivalent to the daily average for the related Accrual Period of the weighted average daily discount on the Commercial Paper, plus, with the Department's prior approval, similar amounts with respect to Additional Securities; together with any fees and commissions owed to dealers of Commercial Paper; provided, that, in calculating the "Conduit Cost of Funds Rate" such discount rate and fees and commissions shall be converted to an interest bearing equivalent rate per annum.

"Confidence Range" means the range between the Upper Boundary and the Lower Boundary.

"Daily Put Limit" shall have the meaning set forth in Section 4F.(ii).

"Deemed Liabilities" means, with respect to a Seller and Loans not pledged to secure indebtedness of the Seller, an amount equal to the product of (a) the Cash Proceeds for such Loans and (b) the percentage equivalent of a fraction, the numerator of which equals the total liabilities and the denominator of which equals the total liabilities and stockholder's equity, in each case calculated in accordance with generally accepted accounting principles and reflected in the most recent consolidated quarterly financial statements for the Seller (or the Seller's ultimate parent to the extent financial statements are not available for the Seller).

"Delinquency Put Date" means, with respect to a Delinquency Put Event, the third Business Day of the calendar week that includes the date 45 days after the applicable Delinquency Put Event.

"Delinquency Put Event" means, with respect to any Pledged Loan, such Loan shall have become 210 days delinquent.

"Department" shall have the meaning set forth in the preamble hereof and includes any official of the Department duly authorized to perform any function with respect to the transactions under this Agreement or the other Transaction Documents.

"Eligible Borrower Benefits" means only those borrower benefits for a Loan that are (i) unconditional upfront fee reductions which are accrued and paid or made prior to the date on which such Loan is sold and/or pledged pursuant to a Purchase Agreement, or (ii) permitted reductions in interest rates of not more than 0.25 percent that are contingent on the use of an automatic payment process by the related Borrower for any payments due.

"Eligible Direct Issuer" means any state agency or non-for-profit organization that is either (i) not eligible to be a "debtor" under Chapter 9 of the Bankruptcy Code or (ii) not eligible to be subject to an involuntary bankruptcy petition under Section 303 of the Bankruptcy Code.

"Eligible Lender" means an entity that is an eligible lender under Section 435(d) of the Higher Education Act that holds Loans (whether directly or as an Eligible Lender Trustee).

"Eligible Lender Trustee" means (i) an Eligible Lender that holds legal title to a Loan for the benefit or on behalf of an entity which holds the related beneficial ownership interest in such Loan that is authorized to sell Loans on behalf of such entity or (ii) in respect of Straight-A Funding, LLC, the Conduit Administrator acting in its capacity as "eligible lender trustee" under an eligible lender trust agreement between the Conduit and the Conduit Administrator.

"Eligible Loan" means a Loan that meets the following criteria as of the applicable Grant Date:

(i) the Loan is a Putable Loan and satisfies the representations and warranties set forth in Section 8B of this Agreement as of the applicable Grant Date;

(ii) the Loan is fully disbursed;

(iii) the Loan has been originated and serviced in compliance with all requirements of applicable law, including the Higher Education Act and the implementing regulations, the Equal Credit Opportunity Act, Regulation B and other applicable consumer credit laws and equal credit opportunity laws, as applicable to such Loan;

(iv) the Loan is guaranteed at least 97% as to principal and interest by the applicable Guarantor and eligible for reinsurance by the Department in accordance with the Higher Education Act;

(v) the Loan bears interest at a stated rate equal to the maximum rate permitted under the Higher Education Act for such loan (except as the rate is modified by any borrower benefit other than an Excluded Borrower Benefit for which the required reserve has not been established);

(vi) the Loan is eligible for the payment of quarterly Special Allowance Payments;

(vii) if the Loan is not yet in repayment status, the Loan is eligible for payment of Interest Subsidy Payments, or if not eligible, has interest either billed quarterly to the Borrower or capitalized to the extent permitted by the applicable Guarantor (unless, by the applicable Grant Date, the Seller would not otherwise have billed the Borrower quarterly for interest accrued on the related Loan);

(viii) the Loan is evidenced by a signed Promissory Note in the form (including any required addenda) published by, and prescribed by, the Department, without change of any kind, and is not subject to any agreement not contained in that note that would bar, condition, or limit either transfer or pledge of the Loan or the exercise by a transferee of the rights of the Eligible Lender under terms of the note, except as such an agreement relates exclusively to Eligible Borrower Benefits on the Loan;

(ix) the Loan has not been modified, extended or renegotiated in any way, except as required under the Higher Education Act or other applicable laws, rules and regulations, and the applicable Guarantee Agreement, except as any such modification, extension, or renegotiation relates exclusively to borrower benefits on the Loan;

(x) the Loan constitutes a legal, valid and binding obligation to pay on the part of the related Borrower enforceable in accordance with its terms and the Borrower is not subject to a current bankruptcy proceeding;

(xi) the Loan is supported by the Loan Documents required under this Agreement;

(xii) if the Loan is subject to a servicing agreement, such servicing agreement shall automatically terminate with respect to such Loan upon the relevant Put Date for such Loan, unless the Department otherwise notifies the related Servicer as soon as reasonably practicable but not less than five (5) Business Days prior to the Put Date, without the payment by the Department of any de-boarding, deconversion or related fees or expenses of the related servicer and without any liability on the part of the Department;

(xiii) the sale, pledge or assignment of the Loan does not conflict with any law or require notice to or consent, approval, authorization or order of any Person or governmental authority, except for such consents, approvals, authorizations or orders, if any, that have been obtained prior to the related Grant Date, and for any notices to Borrowers and Guarantors required by the Higher Education Act;

(xiv) if the Loan is made under Section 428 (Subsidized Stafford Loans) or Section 428H (Unsubsidized Stafford Loans) of the Higher Education Act, all of the Borrower's other Subsidized Stafford Loans and Unsubsidized Stafford Loans that are Eligible Loans and that are held by or on behalf of the related Seller (other than any such Loans that are Restricted Loans as defined in clause (ii) of the definition thereof) are being sold to the related

Funding Note Issuer (if applicable) and will become Pledged Loans on the applicable Grant Date;

(xv) the Loan has been originated or acquired by either an Eligible Lender, or a lender that is not an Eligible Lender and the legal title of such Loan is held by an Eligible Lender Trustee, and the Department has timely received the applicable Notice of Intent to Participate; and

(xvi) the Loan was selected in accordance with the loan allocation criteria set forth in Section 4E.

FFELP consolidation loans or any other types of loans not specifically described above will not be considered "Eligible Loans"; provided, however, that, any proceeds received from a consolidation of a Loan subsequent to its sale or pledge pursuant to a Purchase Agreement shall be used to decrease the Principal Balance of such Loan to zero.

"Eligible Servicing Agreement" means, with respect to any Pledged Loan, an agreement pursuant to which the related Servicer is servicing such Loan, that (i) contains customary terms and conditions, including representations, warranties, covenants and events of default, that reflect a negotiated, arms-length transaction; (ii) includes an acknowledgement by the related Servicer that the Department and the Conduit are the intended third-party beneficiaries thereof and entitles the Department, upon the purchase of such Loan by the Department hereunder, to instruct such Servicer and exercise remedies with respect to such Loan serviced thereunder; and (iii) provides that, upon the occurrence of a Put Event with respect to such Loan, such agreement shall automatically terminate with respect to such Loan upon the purchase thereof by the Department, unless the Department otherwise notifies such Servicer as soon as reasonably practicable but not less than five (5) Business Days prior to the Put Date, without any payment by the Department of any de-boarding, deconversion or related costs, penalties or fees to the related Servicer and that the servicing shall be transferred as instructed by the Department.

"Eligible Sub-custodian" means any sub-custodian retained by the Conduit Administrator in connection with the obligations of the Conduit Administrator as custodian under the Transaction Documents that satisfies the requirements set forth under the Transaction Documents.

"Excluded Borrower Benefit Account" shall have the meaning set forth in Section 5B.(v).

"Excluded Borrower Benefits" means any borrower benefit that requires the lender to pay or rebate any amount to the Borrower or provide the Borrower with any gift or item of property, in any such case that has not been paid in full or delivered prior to the Grant Date, which obligation shall be satisfied prior to the sale of the applicable Loan to the Department.

"Excluded Loan" means any Loan (a) sold or pledged pursuant to a Purchase Agreement, (b) sold to the Department in connection with the Loan Purchase Commitment Program, and (c) with respect to which participation interests are sold to the Department in connection with the Loan Participation Purchase Program.

"FFELP" shall have the meaning set forth in the recitals hereof.

"Final Loan Schedule" means the schedule attached to each Bill of Sale (in the form provided by the Department from time to time) and completed by the Conduit Administrator that lists, by Borrower, (i) the Loans sold to the Department pursuant to such Bill of Sale, (ii) the name and address of such Borrower, the loan number, the qualifying institution attended by the Borrower, and the Principal Balance and accrued interest of such Loans as of the related Put Date, (iii) the applicable Seller and (iv) any other information the Department may reasonably require including but not limited to certain identification numbers and dates relating to the Putable Loans.

"Fixed Put Fee" means, with respect to each Put Fee Payment Date and the related Accrual Period, a per annum rate on the average daily balance of the outstanding principal balance of the Funding Notes outstanding as of each day of such Accrual Period equal to (A) with respect to each Put Fee Payment Date during the 2009 and 2010 calendar years, 0.05%, (B) with respect to each Put Fee Payment Date during the 2011 calendar year, 0.15% and (C) with respect to each Put Fee Payment Date during the 2012 and 2013 calendar years and thereafter, 0.25%.

"Funding Note Issuer" means each Person that enters into a Funding Note Purchase Agreement as "Funding Note Issuer" thereunder.

"Funding Note Purchase Agreement" shall have the meaning set forth in the recitals hereof.

"Funding Notes" shall have the meaning set forth in the recitals hereof.

"Grant Date" means, with respect to any Loan, the date on which such Loan is sold by the Seller to the related Funding Note Issuer, if applicable, and pledged by the Funding Note Issuer or Eligible Direct Issuer to the Conduit pursuant to the Funding Note Purchase Agreement.

"Guarantee Agreement" means an agreement between a Guarantor and the Seller or the Eligible Lender Trustee (if applicable) that provides for the payment by such Guarantor of amounts authorized to be paid pursuant to the Higher Education Act to holders of qualifying FFELP student loans guaranteed in accordance with the Higher Education Act.

"Guarantor" means any FFELP guaranty agency with which the Seller or the Eligible Lender Trustee (if applicable) has in place a Guarantee Agreement, and which guarantor is reinsured by the Department for a percentage of claims paid for a given federal fiscal year.

"Higher Education Act" means the Higher Education Act of 1965, as amended, 20 U.S.C. Section 1001 et seq.

"Interest Subsidy Payments" means the interest subsidy payments on certain FFELP student loans authorized to be made by the Department pursuant to Section 428 of the Higher Education Act.

"Issuing and Paying Agent" means the issuing and paying agent for the Conduit Commercial Paper.

"LIBOR" shall have the meaning set forth in the Transaction Documents.

"Liquidity Agreement" shall have the meaning set forth in the recitals hereof.

"Liquidity Funding" shall have the meaning set forth in the recitals hereof.

"Liquidity Provider" shall have the meaning set forth in the recitals hereof.

"Loan" means a Stafford Loan or PLUS Loan (and not a FFELP consolidation loan) that was made to a student or, in the case of a parent PLUS loan, made to a parent of a dependent student, evidenced by a Promissory Note and all other related Loan Documents together with any guaranties and other rights relating thereto including, without limitation, Interest Subsidy Payments and Special Allowance Payments, together with the servicing rights related thereto.

"Loan Data Schedule" means the schedule completed by a Seller and delivered to the Department (in the form provided by the Department) that lists, by academic year, with respect to such Seller's Relevant Loan Portfolio, (i) the average Principal Balance of such Loans, (ii) the type of school with respect to which such Loans were made expressed as a percentage of such Relevant Loan Portfolio (i.e. two-year, four-year or proprietary institution), (iii) the payment status of such Loans expressed as a percentage of such Relevant Loan Portfolio (i.e. in-school, repayment, grace period, deferment or forbearance) and (iv) the loan type of such Loans expressed as a percentage of such Relevant Loan Portfolio (i.e. Subsidized Stafford Loan, PLUS Loan or Unsubsidized Stafford Loan).

"Loan Documents" means with respect to each Loan, the following documents:

(i) a copy of the loan application if a separate application was provided to the Seller;

(ii) a copy of the signed Promissory Note;

(iii) the repayment schedule;

(iv) a record of each disbursement;

(v) notices of changes in a Borrower's address and status as at least a half-time student;

(vi) if applicable, evidence of the Borrower's eligibility for any current period of deferment;

(vii) if applicable, the documents required for any current exercise of forbearance;

(viii) documentation of the assignment of the Loan, if any;

(ix) if applicable, a payment history showing the date and amount of each payment received from or on behalf of the Borrower, and the amount of each payment that was attributed to principal, interest, late charges, and other costs;

(x) a collection history showing the date and subject of each communication between the Seller and the Borrower or endorser relating to collection of a delinquent Loan, each communication other than regular reports by the Seller showing that an account is current, between the Seller and a credit bureau regarding the loan, each effort to locate a Borrower whose address is unknown at any time, and each request by the Seller for default aversion assistance on the Loan;

(xi) documentation of any master promissory note confirmation process or processes;

(xii) any additional records that are necessary to document the validity of a claim against the guarantee or the accuracy of reports submitted by the Seller; and

(xiii) a statement identifying the name and location of the entity in possession of the original electronic Promissory Note (if applicable) and, if different, the name, company, address and contact information of the person who is able to provide the affidavit or certification described in 34 C.F.R. Section 682.414(a)(6)(i), including any necessary supporting documentation.

"Loan Participation Purchase Program" means the program enacted pursuant to Section 459A of the Higher Education Act under which the Department purchases participation interests in FFELP loans held by Eligible Lenders, acting as sponsors, that have elected to participate in such program pursuant to a master participation agreement.

"Loan Purchase Commitment Program" means the program enacted pursuant to Section 459A of the Higher Education Act under which the Department purchases FFELP loans from Eligible Lenders that have elected to participate in such program, pursuant to a master loan sale agreement.

"Loan Removal Data Schedule" means the schedule completed by a Funding Note Issuer and delivered to the Department (in the form provided by the Department) that lists, by academic year, with respect to the Loans then securing the related Funding Note, (i) the average Principal Balance of such Loans, (ii) the type of school with respect to which such Loans were made expressed as a percentage of the related Pledged Loans (i.e. two-year, four-year or proprietary institution), (iii) the payment status of such Loans expressed as a percentage of the related Pledged Loans (i.e. in-school, repayment, grace period, deferment or forbearance) and (iv) the loan type of such Loans expressed as a percentage of the related Pledged Loans (i.e. Subsidized Stafford Loan, PLUS Loan or Unsubsidized Stafford Loan).

"Lower Boundary" means an amount equal to the sum of (i) the applicable Sample Mean minus (ii) the product of (A) 1.96 and (B) the applicable Standard Error.

"Market Adjustment" means, as of any date of determination and any Commitment Amount, the lesser of (a) one (1) and (b) the percentage equivalent of a fraction, (i) the numerator of which is the annualized aggregate original principal balance of all Loans originated by all Eligible Lenders (as shown on the Department's NSLDS system) during the period commencing with the month immediately following the month of the applicable sale and/or pledge of Loans to the Conduit program and ending at the end of the twenty-fourth month after such sale and/or pledge (or at the end of the preceding month if less than twenty-four months have elapsed since such sale and/or pledge), and (ii) the denominator of which is the aggregate original principal balance of all Loans originated by all Eligible Lenders (as shown on the Department's NSLDS system) during the twelve month period ending with the month immediately preceding the month of the applicable sale and/or pledge of Loans to the Conduit program.

"Negative Special Allowance Payments" means any special allowance payments rebate on FFELP student loans required to be made by the holder of any such loan pursuant to Section 438 of the Higher Education Act.

"Net Cash Proceeds" means an amount equal to (a) the cash proceeds received by a Seller from the sale and/or pledge of Loans to the Conduit program (including cash proceeds received from the sale and/or pledge of Additional Securities) together with any reserves or expenses withheld or paid from the proceeds of the sale of the related Securities ("Cash Proceeds"), minus (b) the amount paid by the Seller in connection with such sale and/or pledge of the Loans to repay indebtedness secured by the Loans or, with respect to any Loans that are not pledged to secure indebtedness of the Seller, the Deemed Liabilities allocated to such Loans.

"Notice of Intent to Participate" means the notice provided to the Department by a Seller of its intent to enter into a Purchase Agreement, which shall be in the form attached hereto as Exhibit D.

"Person" means an individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Pledged Loan" means a Loan pledged by a Funding Note Issuer or Eligible Direct Issuer to secure a Funding Note.

"PLUS Loan" means a Loan described in Section 428B of the Higher Education Act and shall include loans to parents, designated as "PLUS Loans" or loans to graduate or professional students, designated "Grad PLUS Loans."

"Principal Balance" means, with respect to any Loan and date of determination, the outstanding principal amount of such Loan plus interest capitalized through such date of determination.

"Promissory Note" means the master promissory note of the Borrower and any amendment thereto evidencing the Borrower's obligation with regard to a student loan guaranteed under the Higher Education Act, whether in hardcopy or electronic form, and that contains the terms required by the Higher Education Act and implementing regulations.

"Proposed Pool" means a pool of Loans from a single academic year proposed to be sold and/or pledged or released pursuant to Section 4E.

"Purchase Agreement" means (i) with respect to an Eligible Direct Issuer, the related Funding Note Purchase Agreement and (ii) with respect to any other Funding Note Issuer, the related Student Loan Purchase Agreement and the related Funding Note Purchase Agreement, as applicable.

"Putable Loan" means any Loan (i) sold and/or pledged by a Seller pursuant to a Purchase Agreement prior to the earlier of July 1, 2010 and the declaration of an "event of default" (as defined in the applicable Purchase Agreement); (ii) that is a Stafford Loan or a PLUS Loan (and not a FFELP consolidation loan); and (iii) with respect to which the first disbursement thereon has been made on or after October 1, 2003 but no later July 1, 2009, and that was fully disbursed no later than September 30, 2009.

"Put Date" means the date (or, if such day is not a Business Day, the following Business Day or, if such day is a Blackout Date, the preceding Business Day that is not a Blackout Date and on which the Daily Put Limit has not been exceeded) forty-five (45) days after delivery of a Put Notice to the Department or, with respect to a Delinquency Put Event, the applicable Delinquency Put Date, on which the Conduit and the Conduit Administrator sells and the Department purchases Putable Loans in accordance with this Agreement. The latest Put Date hereunder shall be the Put Expiration Date.

"Put Event" means the occurrence of any of the following:

(i) any failure to make a Liquidity Funding when due; provided, that, a Put Event shall not be deemed to occur under this clause (i) if the related Liquidity Funding shall have been made by any other Person; or

(ii) any Liquidity Funding which remains unpaid for more than forty-five (45) days after the date on which such Liquidity Funding was made in accordance with any Liquidity Agreement; or

(iii) the date (or, if such date is not a Business Day, the immediately preceding Business Day) that is 45 days prior to the Put Expiration Date; provided, that a Put Event shall occur on each date preceding such forty-fifth day to the extent necessary in order to ensure that the Daily Put Limit is not exceeded on any related Put Date; or

(iv) the declaration or automatic occurrence of a Funding Note "event of default" (as defined in any Funding Note Purchase Agreement), including, without, limitation, an event of default relating to a Seller's breach of its

Commitment to Lend under FFELP obligations described under Section 2; or

(v) a Delinquency Put Event; or

(vi) the date (or, if such date is not a Business Day, the immediately preceding Business Day) that is 45 days prior to the maturity date of any Additional Securities; provided, that a Put Event shall occur on each date preceding such forty-fifth day to the extent necessary in order to ensure that the Daily Put Limit is not exceeded on any related Put Date.

"Put Expiration Date" means, with respect to all Loans, the earlier of (i) the date falling five years from the date hereof and (ii) September 30, 2014.

"Put Fee" means, with respect to each Put Fee Payment Date and the related Accrual Period, a fee payable to the Department in consideration for its commitment to purchase Putable Loans under this Agreement equal to the sum of the Fixed Put Fee plus the Variable Put Fee.

"Put Fee Payment Date" means any date upon which any portion of the Put Fee is due and payable to the Department pursuant to the terms and provisions of the Transaction Documents.

"Put Notice" shall have the meaning set forth in Section 4A.

"Put Option" shall have the meaning set forth in Section 1A.

"Put Price" means, as of any Put Date (i) with respect to Putable Loans (A) with respect to which the first disbursement was made on or after May 1, 2008; (B) subject to only Eligible Borrower Benefits; and (C) not more than 210 days delinquent as of the related Put Event, 100% of the sum of the Principal Balance of such Loans on the related Put Date plus accrued and unpaid interest on such Loans through the day immediately preceding such Put Date or (ii) with respect to all other Putable Loans, not more than 270 days delinquent, 97% of the sum of the Principal Balance of such Loans on the related Put Date plus accrued and unpaid interest on such Loans through the day immediately preceding such Put Date.

"Relevant Loan Portfolio" means, with respect to a Seller, the complete portfolio of Eligible Loans (not including Restricted Loans) (i) owned by such Seller or (ii) serviced by a Servicer for that Seller, as applicable.

"Repurchase Condition" means, the occurrence of any of the following events or circumstances as determined by the Department in its sole, good faith discretion:

(i) any representation or warranty made or furnished by the Seller pursuant to the related Purchase Agreement shall prove to have been materially incorrect as of the applicable Grant Date; or

(ii) a Loan is not an Eligible Loan on its Grant Date.

"Repurchase Price" shall have the meaning set forth in Section 9A.

"Responsible Officer" means any officer of the Conduit Administrator who is authorized to act for the Conduit Administrator in matters relating to itself or to be acted upon by the Conduit Administrator pursuant to the Transaction Documents.

"Restricted Loan" means any Loan that may not be sold or pledged pursuant to a Purchase Agreement because (i) the servicing agreement under which such Loan is serviced provides that the servicing rights created thereunder are not transferable in the manner required by this Put Agreement or (ii) such Loan is subject to a financing arrangement the program documents of which contain restrictions on transferability of such Loan, such Loan is included in a term securitization or in the Loan Purchase Commitment Program or Loan Participation Purchase Program; provided, that, a Seller may deem a Loan not a Restricted Loan by delivering notice to the Conduit Administrator and the Department; provided further that, if a Loan is designated as a Restricted Loan, it shall not be eligible to be included in a Relevant Loan Portfolio thereafter, unless (a) the Seller notifies the Conduit Administrator, with a copy to the Department, that such Loan is no longer a Restricted Loan within 90 days of such designation or (b) such Loan was a Restricted Loan pursuant to clause (ii) above and the Seller has subsequently obtained the ability to acquire, and includes in its next Relevant Loan Portfolio, all of the Loans in such financing or securitization.

"Revocation Date" shall have the meaning set forth in Section 4A.

"Sample Mean" means, with respect to the Proposed Pool and a category of Loans, (a) with respect to average Principal Balance, the average Principal Balance of the Loans in the Proposed Pool and (b) with respect to all other categories, the product of (i) the percentage of the Loans (by count) in such category in the Proposed Pool multiplied by (ii) the Sample Size.

"Sample Size" means the number of Loans in the Proposed Pool.

"Secretary" means the Secretary of Education, and includes any official of the Department duly authorized to perform any function with respect to the transactions under this Agreement or the other Transaction Documents.

"Securities" shall have the meaning set forth in the recitals hereof.

"Security Agreement" means the Security Agreement, dated as of the date hereof, among the Conduit and the Trustee thereunder, as amended, supplemented or otherwise modified from time to time.

"Security Release Certification" means any release of lien documentation executed by the applicable lienholder with respect to one or more Loans in a form reasonably acceptable to the Department.

"Seller" means (i) an Eligible Lender, (ii) a holder of a beneficial interest in Loans, together with the Eligible Lender Trustee, as applicable, holding legal title to such Loans on its behalf or (iii) an Eligible Direct Issuer.

"Seller Closing Date" shall have the meaning set forth in Section 5A.

"Servicer" shall have the meaning set forth in Section 4H.

"Special Allowance Payments" means special allowance payments on FFELP student loans authorized to be made by the Department pursuant to Section 438 of the Higher Education Act.

"Stafford Loan" means a Subsidized Stafford Loan or an Unsubsidized Stafford Loan.

"Standard Error" means, with respect to the Proposed Pool and a category of Loans, the square root of the applicable Variance divided by the square root of the Sample Size.

"Student Loan Purchase Agreement" shall have the meaning set forth in the recitals hereto.

"Subsidized Stafford Loan" means a Loan described in Section 428(a) of the Higher Education Act.

"Supplement" shall have the meaning set forth in the recitals hereto.

"Target Rate" means LIBOR.

"Threshold Test" shall be met with respect to a given category of Loans if the applicable Category Percentage (or average Principal Balance with respect to the Principal Balance category) falls within the Confidence Range for such category in the Proposed Pool.

"Transaction Documents" means all of the agreements relating to the Conduit, its purchase of Funding Notes and its issuance of Securities, each as approved by the Department and as may be amended (with the consent of the Department if required under Section 5E) including, without limitation, this Agreement, each Student Loan Purchase Agreement, each Funding Note Purchase Agreement, the Administration Agreement, each Eligible Servicing Agreement, each Liquidity Agreement and each agreement under which the Conduit issues Securities.

"Trust Certificate" shall have the meaning set forth in the recitals hereto.

"Trust Receipt" means a trust receipt and certification issued by the Conduit Administrator (or an Eligible Sub-custodian on its behalf) in the form approved by the Department.

"Unsubsidized Stafford Loan" means a Loan described in Section 428H of the Higher Education Act.

"Upper Boundary" means an amount equal to the sum of (i) the applicable Sample Mean plus (ii) the product of (A) 1.96 and (B) the applicable Standard Error.

"Variable Put Fee" means, with respect to each Put Fee Payment Date and the related Accrual Period, 80% or, if all amounts due and payable in respect of the Fixed Put Fee are not paid to the Department for three consecutive Put Fee Payment Dates, 100% of the product of (A) the excess, if any, of the Target Rate over the Conduit Cost of Funds Rate times (B) the average daily outstanding principal balance of the Funding Notes outstanding as of each day of such Accrual Period divided by (C) 360, times (D) the number of days in the related Accrual Period, in each case calculated and payable on a monthly basis in arrears.

"Variance" means, with respect to the Proposed Pool and a category of Loans, (a) with respect to average Principal Balance, (i) for each Loan in the Proposed Pool, calculate difference between the Principal Balance of such Loan and the Sample Mean, (ii) square such difference, (iii) sum all squared differences for the Proposed Pool and (iv) divide by the Sample Size minus one (1), and (b) with respect to all other categories, the applicable Category Percentage, multiplied by (ii) one (1) minus the applicable Category Percentage.

Section 4. Sale/Purchase.

A. Put Notice. Upon the occurrence of a Put Event, the Conduit Administrator shall deliver to the Department a notice (a "Put Notice") in the form of Exhibit B attached hereto; provided, however, that, (i) with respect to Put Event under clause (iv) of the definition thereof, the Conduit Administrator may deliver the Put Notice immediately or on a later date, so that the Put Date corresponds with the maturity of the Securities and (ii) with respect to a Delinquency Put Event, the Conduit Administrator shall deliver a Put Notice on the second Business Day of the calendar week following the occurrence of such Put Event.

Subject to Section 4B hereof, a Put Notice shall become irrevocable on the date (the "Revocation Date") (a) with respect to a Put Event under clauses (i) through (iv) and (vi) of the definition thereof, fifteen (15) days after the delivery to the Department of such Put Notice and (b) with respect to a Delinquency Put Event, thirty (30) days after the date upon which such Put Event shall have occurred. On the Revocation Date, the Conduit Administrator shall deliver to the Department the Final Loan Schedule.

Prior to the Revocation Date, an Eligible Direct Issuer or Funding Note Issuer may repay all or a portion of the Funding Note issued by such Eligible Direct Issuer or Funding Note Issuer and obtain a release from the lien of the related Funding Note of the related Loans in the case of a Delinquency Put Event or, in the case of any other Put Event, an appropriate portion of the Loans selected as described in Section 4E (provided no obligations to the Department or the Conduit which are then due from such Eligible Direct Issuer or Funding Note Issuer (or the related Seller) remain unpaid).

B. Auction. To the extent required under the applicable Funding Note Purchase Agreement, not later than the Revocation Date with respect to any Put Event under clauses (i) through (iv) and (vi) of the definition thereof, the Conduit or its agent shall conduct an Auction of the Putable Loans identified in the applicable Put Notice for a sale price not less than the related Put Price and in accordance with the procedures set forth in the Funding Note Purchase Agreement.

C. Consummation of Sale and Purchase. The sale and purchase of Putable Loans pursuant to a Bill of Sale as of any Put Date shall be consummated upon (i) the Department's receipt from the Conduit and the Conduit Administrator of the related Bill of Sale in the form attached hereto as Exhibit C, together with a Final Loan Schedule attached thereto, (ii) the delivery of the Trust Receipt with respect to the related Promissory Notes and other related Loan Documents to the Department or its designee, (iii) the payment by the Department to the Conduit Administrator on behalf of the Conduit of the Put Price and (iv) the satisfaction of all other conditions precedent set forth in Section 5C hereof in the manner set forth in this Agreement (or if unsatisfied, the Department has permitted such unsatisfied conditions to be cured within an acceptable period of time following the Put Date, as evidenced in writing and in the Department's sole and absolute discretion). The Department, the Conduit and the Conduit Administrator in its capacity as Eligible Lender Trustee acknowledge and agree that the Put Price paid for each Loan sold to the Department hereunder includes consideration for release by the Conduit Administrator and the Conduit of any claim it may otherwise have with respect to related servicing rights appurtenant to such Loan. Upon consummation, such sale and purchase shall be effective as of the date of the Bill of Sale.

D. Settlement of the Put Price. On the Put Date, the Department shall pay to the Conduit Administrator on behalf of the Conduit the Put Price by electronic transfer in funds available on such Business Day to the applicable Collection Accounts. The Department's obligation to pay the Put Price with respect to the Putable Loans on a Put Date will not be subject to set-off by the Department with respect to amounts owed to the Department by any Seller, any Funding Note Issuer, the Conduit or any Eligible Lender Trustees. Upon payment to the Conduit Administrator on behalf of the Conduit of the Put Price, each of the Conduit and the Conduit Administrator in its capacity as Eligible Lender Trustee shall sell, transfer, assign, set over and convey to the Department, without recourse, but subject to the terms of this Agreement, all of its rights, title and interest in and to the related Putable Loans, and all of the related servicing files and servicing rights appurtenant to the related Loans, the related Promissory Notes and other related Loan Documents (including, without limitation, any rights of the Conduit and the Conduit Administrator to receive from any third party any documents which constitute a part of the loan or servicing files) and all rights and obligations arising under the documents contained therein and the rights of the Funding Note Issuer under the applicable Purchase Agreements with respect to such Putable Loans.

E. Loan Allocation.

(i) Loans Sold or Pledged Pursuant to a Purchase Agreement. Each Purchase Agreement shall require that, no later than the third Business Day prior to a sale or pledge as contemplated under such Purchase Agreement, the Seller shall deliver to the Department a Loan Data Schedule.

Each Purchase Agreement shall further require that if a Proposed Pool contains an amount of Loans that is less than the Relevant Loan Portfolio of a particular Servicer then servicing the Loans in such Seller's Relevant Loan Portfolio, the Seller shall select Loans for sale or pledge from the Relevant Loan Portfolio at random (selected in the manner specified by the related Seller to, and approved by, the Department prior to such selection) within each applicable academic year.

Each Purchase Agreement shall further provide that the following tests shall be conducted in sequential order for each Proposed Pool:

(1) if the Proposed Pool of Loans selected in accordance with the preceding paragraph does not meet the Threshold Test with respect to the average Principal Balance, the Seller shall remove Loans from such Proposed Pool until it meets the Threshold Test with respect to the average Principal Balance, starting with, if the Proposed Pool exceeds the Threshold Test, the Loan with the highest Principal Balance and then the next highest Principal Balance (and so on) and, if the Proposed Pool was less than the Threshold Test, the Loan with the lowest Principal Balance and then the next lowest Principal Balance (and so on);

(2) if the resultant Proposed Pool of Loans selected in accordance with clause (1) above does not meet the Threshold Test with respect to each category of school type, the Seller shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test by the greatest amount, until such category meets the Threshold Test, then, if such Proposed Pool of Loans does not meet the Threshold Test with respect to the remaining categories of school type, it shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test until the Threshold Test is met with respect to each category of school type;

(3) if the resultant Proposed Pool of Loans selected in accordance with clauses (1) and (2) above does not meet the Threshold Test with respect to each category of payment status, the Seller shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test by the greatest amount, until such category meets the Threshold Test, then, if such Proposed Pool of Loans does not meet the Threshold Test with respect to the remaining categories of payment status, it shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test by the greatest amount, until such category meets the Threshold Test, and so on by category, until the Threshold Test is met with respect to each category of payment status; and

(4) if the resultant Proposed Pool of Loans selected in accordance with clauses (1), (2) and (3) above does not meet the Threshold Test with respect to each category of loan type, the Seller shall

randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test by the greatest amount, until such category meets the Threshold Test, then, if such Proposed Pool of Loans does not meet the Threshold Test with respect to the remaining categories of loan type, it shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test until the Threshold Test is met with respect to each category of loan type.

provided, however, that if the Proposed Pool of Loans was selected at random from the Relevant Loan Portfolio of all Servicers then servicing the Relevant Loan Portfolio of such Seller, the Seller need not comply with clauses (1) through (4) above. If the related Seller is required to perform the Threshold Tests on a Proposed Pool, the initial Proposed Pool selected may be larger than the intended Proposed Pool to take into account Loans that may be removed during the testing steps. If the aggregate Principal Balance of the final Proposed Pool after testing and removal exceeds the intended size of the Proposed Pool, the Seller may remove Loans at random until the intended size is achieved.

Notwithstanding anything to the contrary herein, each Proposed Pool of Loans sold or pledged pursuant to a Purchase Agreement must include either all or none of the Eligible Loans made to any related Borrower (i.e. "by account") other than Restricted Loans as defined in clause (ii) of the definition thereof.

(ii) Loans Released from Funding Note Lien. Each Funding Note Purchase Agreement shall require that, pursuant to the terms and provisions of the Transaction Documents and the third paragraph of Section 4A of this Agreement, in the event that the Funding Note Issuer elects to repay a portion of the related Funding Note that is less than the entire balance thereof, (i) no later than the third Business Day prior to such repayment, the Funding Note Issuer shall deliver to the Department a Loan Removal Data Schedule and (ii) the Funding Note Issuer shall select Loans to be released from the lien of the related Funding Note at random (selected in the manner specified by the related Funding Note Issuer to, and approved by, the Department prior to such selection) within each applicable academic year.

Each Funding Note Purchase Agreement shall further provide that the following tests shall be conducted in sequential order for each Proposed Pool:

(1) if the Proposed Pool of Loans selected in accordance with the preceding paragraph does not meet the Threshold Test with respect to the average Principal Balance, the Funding Note Issuer shall remove Loans from such Proposed Pool until it meets the Threshold Test with respect to the average Principal Balance, starting with, if the Proposed Pool exceeds the Threshold Test, the Loan with the highest Principal Balance and then the next highest

Principal Balance (and so on) and, if the Proposed Pool was less than the Threshold Test, the Loan with the lowest Principal Balance and then the next lowest Principal Balance (and so on);

(2) if the resultant Proposed Pool of Loans selected in accordance with clause (1) above does not meet the Threshold Test with respect to each category of school type, the Funding Note Issuer shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test by the greatest amount, until such category meets the Threshold Test, then, if such Proposed Pool does not meet the Threshold Test with respect to the remaining categories of school type, it shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test until the Threshold Test is met with respect to each category of school type;

(3) if the resultant Proposed Pool of Loans selected in accordance with clauses (1) and (2) above does not meet the Threshold Test with respect to each category of payment status, the Funding Note Issuer shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test by the greatest amount, until such category meets the Threshold Test, then, if such Proposed Pool of Loans does not meet the Threshold Test with respect to the remaining categories of payment status, it shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test by the greatest amount, until such category meets the Threshold Test, and so on by category, until the Threshold Test is met with respect to each category of payment status; and

(4) if the resultant Proposed Pool of Loans selected in accordance with clauses (1), (2) and (3) above does not meet the Threshold Test with respect to each category of loan type, the Funding Note Issuer shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test by the greatest amount, until such category meets the Threshold Test, then, if such Proposed Pool does not meet the Threshold Test with respect to the remaining categories of loan type, it shall randomly remove Loans from the category the Category Percentage of which exceeds the Threshold Test until the Threshold Test is met with respect to each category of loan type.

provided, that, each Proposed Pool of Loans selected to be released from the lien of the related Funding Note pursuant to such Funding Note Purchase Agreement must include either all or none of the Eligible Loans made to any related Borrower (i.e. "by account") other than Restricted Loans as defined in clause (ii) of the definition thereof.

(iii) Loan Put to Department. The Putable Loans sold and purchased pursuant to a Bill of Sale as of any Put Date (other than with respect a Put Event under clauses (iv) and (v) of the definition thereof) shall be selected by each Funding Note Issuer at random (in the manner specified in the related Funding Note Purchase Agreement) and allocated by the Conduit Administrator, pro rata, with respect to each Funding Note then owned by the Conduit as of such Put Date. The Putable Loans sold and purchased pursuant to a Bill of Sale as of any Put Date with respect a Put Event under clause (iv) of the definition thereof shall be selected by the applicable Funding Note Issuer at random (in the manner specified in the related Funding Note Purchase Agreement). Notwithstanding anything to the contrary, each pool of Putable Loans sold and purchased pursuant to such Bill of Sale must include either all or none of the Loans made to any related Borrower (i.e. "by account").

For the avoidance of doubt, the failure of any Person to comply with its obligations related to the allocation procedures described in this Section 4E shall not excuse or relieve the Department from its obligation to purchase Putable Loans pursuant to the Put Option.

F. Daily/Weekly Put Limit. Notwithstanding anything contained herein to the contrary, the Department shall not be required to purchase Loans hereunder for an aggregate Put Price (not including the Put Price related to Loans purchased hereunder with respect to which a Delinquency Put Event has occurred) in excess of (i) $500,000,000 per week during any calendar week prior to July 20, 2009 or (ii) $10,000,000,000 on any Put Date on or after July 20, 2009 (the "Daily Put Limit"). In addition, the Department will not be required to purchase Putable Loans on any Blackout Date.

G. Interest Subsidy and Special Allowance Payments and Fees. The Funding Note Issuer or Eligible Direct Issuer, as applicable, shall be entitled to all Interest Subsidy Payments and Special Allowance Payments on the Loans sold hereunder up to but not including the related Put Date, and shall be responsible for the payment of fees and other amounts due to the Department, if any, including, but not limited to, Negative Special Allowance Payments, applicable to Loans sold hereunder accruing from the date upon which the applicable Loans were sold and/or pledged pursuant to a Purchase Agreement, up to but not including the related Put Date. The Department shall be entitled to all interest and other payments on the Loans sold hereunder that accrues on and after the related Put Date.

H. Transfer of Servicing. With respect to all Loans sold hereunder, the Conduit or its agent shall, unless otherwise instructed by the Department as soon as reasonably practicable but not less than five (5) Business Days prior to the applicable Put Date, cause the related Seller of such Loans or other servicer thereof (such entity, the "Servicer") to transfer servicing in accordance with Section 13 and with industry standards related to the prudent servicing of FFELP loans on and as of the applicable Put Date.

I. Excluded Borrower Benefits. Prior to the sale of any Putable Loan to the Department, the Conduit or its agent shall apply funds in the Excluded Borrower Benefit Account (as defined below) to pay any Excluded Borrower Benefits to the Person entitled (or potentially entitled) to such benefit.

J. Intent of the Parties. With respect to each sale of Loans pursuant to this Agreement and the related Bills of Sale, it is the express intention of the Conduit, the Conduit Administrator in its capacity as Eligible Lender Trustee and the Department that the transfer and assignment constitute a valid sale of such Loans and the rights to service such Loans from the Conduit and the Conduit Administrator to the Department, and that the legal and beneficial interest in and title to such Loans shall not be part of the Conduit's or the Conduit Administrator's estate in the event of the bankruptcy of the Conduit or the Conduit Administrator or the appointment of a receiver with respect to the Conduit or the Conduit Administrator. If such transfer and assignment is deemed to be a pledge to secure a loan and not a sale, then the parties also intend and agree that each of the Conduit and the Conduit Administrator shall be deemed to have granted, and in such event does hereby grant, to the Department, a first priority security interest in all of its right, title and interest in, to and under such Loans, including the servicing rights appurtenant thereto, all payments of principal or interest on such Loans due after the related Put Date, all other payments made in respect of such Loans after the related Put Date and all proceeds thereof and that this Agreement shall constitute a security agreement under applicable law. If such transfer and assignment is deemed to be a pledge to secure a loan and not a sale, each of the Conduit and the Conduit Administrator consents to the Department hypothecating and transferring such security interest in favor of Department's successors or assigns.

Section 5. Seller Closing Dates and Funding Dates; Put Conditions.

A. Closing Dates. In order to participate in the Conduit program, a Seller must execute and deliver (a) a Notice of Intent to Participate to the Department, with a copy to the Conduit Administrator and (b) a Purchase Agreement to the Conduit Administrator, with a copy to the Department. In addition, on or prior to the first date Eligible Loans are sold under the related Purchase Agreement (each, a "Seller Closing Date"), the applicable Seller and Funding Note Issuer shall deliver or cause to be delivered to the Conduit Administrator the documents required pursuant to such Purchase Agreement, including the following documents; however, for the avoidance of doubt, except as explicitly set forth in Section 5C, the failure of any Seller or Funding Note Issuer to make the deliveries or meet the requirements set forth in Section 5A in a form reasonably acceptable to the Department shall not excuse or relieve the Department from its obligation to purchase Putable Loans pursuant to the Put Option:

(i) an officer's certificate from the Seller, in the form approved by the Department, and all attachments thereto including, but not limited to, the applicable formation documents, corporate resolutions and good standing certificates;

(ii) incumbency certificates and specimen signatures of each officer authorized to execute the applicable Transaction Documents on behalf of the Seller;

(iii) opinions of counsel to the Seller, in the form and substance approved by the Department, relating to corporate matters, legality, validity and enforceability of the related Purchase Agreement and other related documents, no-conflicts, true sale and nonconsolidation issues (except with regard to Eligible Direct Issuers) creation of a valid security interest and such other matters as the Department may request;

(iv) UCC-1 financing statements in the form acceptable for filing under the Applicable UCC naming the applicable Seller(s) and the Funding Note Issuer, as debtor, and the Conduit as ultimate secured party or other similar instruments or documents as may be necessary under the Applicable UCC of all appropriate jurisdictions to perfect the transfers (including grants of security interests) under the Transaction Documents have been duly filed or recorded;

(v) either (a) Applicable UCC search report results dated within 45 days of the Seller Closing Date listing all effective financing statements which name the Funding Note Issuer or the applicable Seller(s) (under its present name or any previous names) in any jurisdictions where filings are to be made under clause (iv) above (or similar filings would have been made in the past five years); or (b) an opinion of counsel to the Seller, in form and substance approved by the Department, relating to the priority of the Conduit's lien on the related Pledged Loans;

(vi) executed copies of each of the Transaction Documents in form and substance acceptable to the Department (including, but not limited to, the related Purchase Agreement);

(vii) evidence of establishment of the trust accounts in the name of the Funding Note Issuer; and

(viii) an irrevocable power of attorney, which power of attorney is coupled with an interest, from such Seller to the Conduit Administrator and assignable to the Department granting the rights and powers specified in Section 6 with respect to the applicable Loans.

B. Funding Dates. On or prior to any sale and/or pledge of any Eligible Loan by a Seller (including the initial sale and/or pledge), such Seller shall deliver or cause to be delivered to the Conduit Administrator the documents required to be delivered to the Conduit Administrator, including the following documents; however, for the avoidance of doubt, except as explicitly set forth in Section 5C, the failure of any Seller or Funding Note Issuer to make the deliveries or meet the requirements set forth in Section 5B in a form reasonably acceptable to the Department shall not excuse or relieve the Department from its obligation to purchase Putable Loans pursuant to the Put Option:

(i) an original Trust Receipt issued by the Conduit Administrator certifying that it, or a Servicer holding physical possession on its behalf in accordance with an Eligible Servicing Agreement, is in possession of the applicable Loan Documents relating to such Eligible Loans;

(ii) releases and financing statement terminations on Form UCC-3, if necessary, to release any adverse claims on the Pledged Loans identified in the UCC search report or opinion delivered pursuant to Section 5A.(v) or otherwise disclosed by the related Seller to the Conduit Administrator;

(iii) a bill of sale relating to the Eligible Loans sold or pledged pursuant to a Purchase Agreement;

(iv) a copy of the fully executed Eligible Servicing Agreement(s) relating to such Loans to the extent not previously delivered in connection with any prior sale and/or pledge; and

(v) in addition, on or prior to any sale and/or pledge of any Eligible Loan, an amount equal to the maximum amount of Excluded Borrower Benefits that could be payable on such Loan shall be deposited into a reserve account (each, an "Excluded Borrower Benefit Account") held by the Conduit Administrator.

C. Put Conditions. Any sale of Putable Loans pursuant to this Agreement on any Put Date is subject to the following conditions precedent being satisfied on or prior to such Put Date (and the Conduit and the Conduit Administrator, by accepting payment hereunder, shall be deemed to have certified that all such conditions are satisfied on such Put Date):

(i) Activities Prior to the Related Put Date. The Notice of Intent to Participate, the Purchase Agreement and the documents required to be delivered pursuant to Sections 5A(iii), (iv), (v), (vii) and (ix) and 5B(i) through (iii) shall have been delivered on or prior to the applicable Grant Date with respect to the Putable Loans to be sold to the Department on such Put Date.

(ii) Servicing Rights Transferred. The Department shall obtain all rights to service such Loan and any existing servicing agreement shall automatically terminate on and as of the applicable Put Date, unless the Department otherwise instructs as soon as reasonably practicable but not less than five (5) Business Days prior to the applicable Put Date.

(iii) Bill of Sale/Final Loan Schedule/Loan Documents. The Conduit Administrator shall deliver to the Department on or prior to the Put Date:

(1) A Bill of Sale that has been duly authorized and executed by an authorized officer of the Conduit and the Conduit Administrator, covering the applicable Putable Loans to be sold by the Conduit and the Conduit Administrator;

(2) A Final Loan Schedule attached to the related Bill of Sale identifying each of the Putable Loans to be sold on the applicable Put Date; and

(3) A Trust Receipt for the Loan Documents for each Putable Loan listed in the applicable Final Loan Schedule.

D. Approval or Consent of Department. To the extent any provision of this Agreement requires approval or consent of the Department, the Department agrees to use commercially reasonable efforts to respond to any related request for such approval or consent within five (5) Business Days thereof and, if such approval or consent is granted by the Department, such approval or consent will be delivered in writing to the Conduit Administrator.

E. Amendment of Transaction Documents. None of the Transaction Documents shall be amended without the prior written consent of the Department; provided that, with not less than ten (10) Business Days' prior written notice to the Department, the applicable parties may enter into any such amendment that does not have an adverse effect on the Department.

F. Competitive Bidding. The Conduit or its agents shall conduct a competitive process to select any party receiving a fee in connection with the provision of services to the Conduit or otherwise relating to the Conduit program, including, but not limited to, the Conduit Administrator and the Liquidity Providers.

Section 6. Power of Attorney.

Each of the Conduit and the Conduit Administrator hereby grants to the Department an irrevocable power of attorney, which power of attorney is coupled with an interest, authorizing the Department to take the following actions as it determines necessary to enforce a Loan sold under this Agreement:

(i) to individually endorse or cause to be individually endorsed in the name of the Conduit or the Conduit Administrator any Loan (with respect to Loans that are not evidenced by electronic Promissory Notes),

(ii) to evidence the transfer of such Loan to the Department,

(iii) if the original Promissory Note evidencing a Loan sold to the Department hereunder executed by the Borrower has not been previously delivered to the Department, to the extent needed in connection with an enforcement proceeding with respect to such (unless such Loan was made on the basis of a copy of the original Promissory Note), to cause to be transferred physical possession from the Conduit Administrator to the Department any Promissory Note and related Loan Documents evidencing a Loan sold to the Department (or the related Servicer on its behalf) hereunder, and

(iv) to perform all other acts which the Department deems appropriate to protect, preserve and realize upon the Loans sold hereunder, including, but not limited to, the right to take possession of and endorse and collect any checks, drafts, notes, acceptances or other instruments for the payment of moneys due with respect to any Promissory Note, complete blanks in documents, transfer servicing and execute assignments and other instruments on behalf of the Conduit or the Conduit Administrator as its attorney in fact.

Section 7. Representations and Warranties of the Conduit Administrator.

A. Representations and Warranties as to the Conduit Administrator. The Conduit Administrator represents and warrants to the Department, as of the date hereof and as of the date of each Bill of Sale that:

(i) The Conduit Administrator (1) is duly organized, validly existing and in good standing under the laws of the State of its formation or of the United States, and (2) has all licenses necessary to carry out its business as now being conducted or is otherwise exempt under applicable law from such licensing or qualification or is otherwise not required under applicable law to effect such licensing or qualification and no demand for such licensing or qualification has been made upon it by any such state. No licenses or approvals obtained by it have been suspended or revoked by any court, administrative agency, arbitrator or governmental body and no proceedings are pending which might result in such suspension or revocation;

(ii) The Conduit Administrator is a national or state-chartered bank, an "eligible lender" as such term is defined in Section 435(d) of the Higher Education Act and has a lender identification number issued by the Department with respect to the Pledged Loans;

(iii) The Conduit Administrator (1) has all requisite power and authority to execute, deliver and perform, and to enter into and consummate, all transactions contemplated by this Agreement, (2) has duly authorized the execution, delivery and performance of this Agreement and (3) has duly executed and delivered this Agreement. This Agreement, assuming due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Conduit Administrator, enforceable against it in accordance with its terms except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of rights of creditors generally, and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law);

(iv) The execution and delivery of this Agreement by the Conduit Administrator and the performance of and compliance with the terms of this Agreement will not violate its formation documents or constitute a default under or result in a breach or acceleration of, any material contract, agreement or other instrument to which it is a party or which may be applicable to it or its assets;

(v) The Conduit Administrator is not in violation of, and the execution and delivery of this Agreement by it and its performance and compliance with the terms of this Agreement will not constitute a violation with respect to, any order or decree of any court or any order or regulation of any federal, state, municipal or governmental agency having jurisdiction over it or its assets, which violation might have consequences that would materially and adversely affect the condition (financial or otherwise) or its operations or its assets or might have consequences that would materially and adversely affect the performance of its obligations and duties hereunder;

(vi) The Conduit Administrator does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement;

(vii) There are no actions or proceedings against, or investigations of, the Conduit Administrator before any court, administrative agency or other tribunal (A) that might prohibit its entering into this Agreement, (B) that seeks to prevent the sale of the Putable Loans or the consummation of the transactions contemplated by this Agreement or (C) that might prohibit or materially and adversely affect the performance by the Conduit Administrator of its obligations under, or the validity or enforceability of, this Agreement;

(viii) No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Conduit Administrator of, or compliance by it with, this Agreement or the consummation of the transactions contemplated by this Agreement, except for such consents, approvals, authorizations or orders, if any, that have been obtained prior to the related Put Date;

(ix) The Conduit Administrator has a combined capital and surplus of at least $50,000,000, as set forth in its audited financial statements included in the most recent published annual report of condition;

(x) The Conduit Administrator has a long-term senior unsecured debt rating of not less than investment grade by at least one of Standard & Poor's, a division of The McGraw-Hill Companies, Inc., Moody's Investors Service, Inc. or Fitch Ratings, Inc. or any of their successors in interest;

(xi) The Conduit Administrator will not be affiliated with any Seller; and

(xii) The Conduit Administrator has demonstrated, to the satisfaction of the Department, that it has the administrative capability and operating systems adequate to discharge faithfully the functions of the Conduit Administrator under this Agreement, and has allocated sufficient staff (including Responsible Officers of the corporation) to carry out such duties.

B. Representations and Warranties as to the Conduit. The Conduit represents and warrants to the Department, as of the date hereof and as of the date of each Bill of Sale that:

(i) The Conduit (1) is duly organized, validly existing and in good standing under the laws of the State of its formation or of the United States, and (2) has all licenses necessary to carry out its business as now being conducted or is otherwise exempt under applicable law from such licensing or qualification or is otherwise not required under applicable law to effect such licensing or qualification and no demand for such licensing or qualification has been made upon it by any such state. No licenses or approvals obtained by it have been suspended or revoked by any court, administrative agency, arbitrator or governmental body and no proceedings are pending which might result in such suspension or revocation;

(ii) The Conduit (1) has all requisite power and authority to hold each Pledged Loan, to sell each Pledged Loan, and to execute, deliver and perform, and to enter into and consummate, all transactions contemplated by this Agreement, (2) has duly authorized the execution, delivery and performance of this Agreement and (3) has duly executed and delivered this Agreement. This Agreement, assuming due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Conduit, enforceable against it in accordance with its terms except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of rights of creditors generally, and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law);

(iii) The execution and delivery of this Agreement by the Conduit and the performance of and compliance with the terms of this Agreement will not violate its formation documents or constitute a default under or result in a breach or acceleration of, any material contract, agreement or other instrument to which it is a party or which may be applicable to it or its assets;

(iv) The Conduit is not in violation of, and the execution and delivery of this Agreement by it and its performance and compliance with the terms of this Agreement will not constitute a violation with respect to, any order or decree of any court or any order or regulation of any federal, state, municipal or governmental agency having jurisdiction over it or its assets, which violation might have consequences that would materially and adversely affect the condition (financial or otherwise) or its operations or its assets or might have consequences that would materially and adversely affect the performance of its obligations and duties hereunder;

(v) The Conduit does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in this Agreement; and

(vi) There are no actions or proceedings against, or investigations of, the Conduit before any court, administrative agency or other tribunal (A) that might prohibit its entering into this Agreement, (B) that seeks to prevent the sale of the Putable Loans or the consummation of the transactions contemplated by this Agreement or (C) that might prohibit or materially and adversely affect the performance by the Conduit of its obligations under, or the validity or enforceability of, this Agreement.

C. Loan Level Representations. Each of the Conduit and the Conduit Administrator, solely in its capacity as Eligible Lender Trustee for the Conduit, represents and warrants to the Department, as of the date of each Bill of Sale that:

(i) It has full right and authority to sell, assign and transfer all of its own and the Funding Note Issuer's right, title and interest in the related Loan;

(ii) It is transferring each related Loan free and clear of any and all liens, pledges, charges, or security interests of any nature of any third party encumbering such Loan resulting from its conduct with respect to the Loan, or suffered by it after the Grant Date;

(iii) Except to the extent consistent with or contemplated by applicable laws, it has not modified the related Loan or the Loan Documents in any material respect, or satisfied, cancelled or subordinated such Loan in whole or in part or executed any instrument of release, cancellation or satisfaction with respect thereto;

(iv) It has not, with respect to any Putable Loan sold under any Bill of Sale executed pursuant to this Agreement, agreed to release any Guarantor from any of its contractual obligations as a guarantor of such Putable Loan or agreed otherwise to alter, amend or renegotiate any material term or condition under which such Putable Loan is guaranteed, except as required by law or rules and regulations issued pursuant to law, without the express prior written consent of the Department;

(v) It provided all notices and took all other actions in connection with the sale of each Loan to the Department hereunder, including, without limitation, any Auction, required by the applicable Funding Note Purchase Agreement and the Applicable UCC in order to transfer all right, title and interest in and to such Loan to the Department, free and clear of any right, title or interest of the applicable Funding Note Issuer; and

(vi) Each Loan is a Putable Loan and all conditions to the exercise of the Put Option under Section 5C have been satisfied.

Section 8. Representations of the Seller, the Eligible Lender Trustee and the Funding Note Issuer.

A. Representations as to the Seller and the Eligible Lender Trustee. Pursuant to each Purchase Agreement (unless otherwise indicated below), the Seller party thereto, and to the extent expressly required below, the Eligible Lender Trustee, shall represent and warrant to the Funding Note Issuer and its successors and assigns, and to the Conduit and its successors and assigns as to each Pledged Loan, in each case, as of the date of such Purchase Agreement and each Grant Date thereunder:

(i) Each of the Seller and the Eligible Lender Trustee (if applicable) (1) is duly organized, validly existing and in good standing under the laws of the State of its formation or of the United States, as applicable, (2) has all licenses necessary to carry out its business as now being conducted or is otherwise exempt under applicable law from such licensing or qualification or is otherwise not required under applicable law to effect such licensing or qualification and no demand for such licensing or qualification has been made upon it by any such state, and (3) in any event is in compliance with the laws of any such state to the extent necessary to ensure the enforceability of each Loan. No licenses or approvals obtained by it have been suspended or revoked by any court, administrative agency, arbitrator or governmental body and no proceedings are pending which might result in such suspension or revocation;

(ii) The Seller or the Eligible Lender Trustee (if applicable) is an "eligible lender" as such term is defined in Section 435(d) of the Higher Education Act, has a lender identification number issued by the Department with respect to the Loans, and has in effect a Guarantee Agreement with a Guarantor with respect to each of the Loans;

(iii) With respect to each state or jurisdiction therein in which the Seller or, in the event that the Seller is a special purpose entity with respect to a securitization or other financing facility, its administrator, as applicable, undertakes origination activities, Seller or such administrator, as applicable, is in full compliance with such state's or jurisdiction's (as applicable) laws, rules, regulations, orders, settlement agreements and other standards and procedures, including those promulgated by agencies or officers thereof, applicable to it and pertaining to the conduct of participants in the student loan industry to the extent the Seller has assented to such voluntary code of conduct (including, without limitation, any applicable "code of conduct" for participants in the student loan industry that specifically and legally applies to the Seller or its administrator, as applicable, and the Eligible Lender Trustee (if applicable), to the extent that non-compliance with such a code of conduct would adversely affect the Department's rights or interest with respect to the Putable Loans that it purchases);

(iv) The Seller or, in the event that the Seller is a special purpose entity with respect to a securitization or other financing facility, its administrator, as applicable, has administered, operated and maintained its federal family education loan program in such manner as to ensure that such program and the Loans will benefit, in all material respects, from the FFELP, the Guarantee Agreements related thereto and the federal program of reimbursement for FFELP loans pursuant to the Higher Education Act;

(v) The Seller has not, with respect to (i) any Loan sold under any bill of sale executed pursuant to a Student Loan Purchase Agreement or (ii) any Pledged Loan pledged under a Funding Note Purchase Agreement, agreed to release any Guarantor from any of its contractual obligations as a guarantor of such Loan or agreed otherwise to alter, amend or renegotiate any material term or condition under which such Loan is guaranteed, except as required by law or rules and regulations issued pursuant to law, without the express prior written consent of the Department;

(vi) Each of the Seller and the Eligible Lender Trustee (if applicable) (1) has all requisite power and authority to hold each Loan, to sell each Loan, to pledge each Pledged Loan and to execute, deliver and perform, and to enter into and consummate, all transactions contemplated by such Purchase Agreement, (2) has duly authorized the execution, delivery and performance of such Purchase Agreement and (3) has duly executed and delivered such Purchase Agreement. Such Purchase Agreement, assuming due authorization, execution and delivery by the other parties thereto, constitutes the legal, valid and binding obligation of the Seller and the Eligible Lender Trustee (if applicable), enforceable against each of them in accordance with its terms except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of rights of creditors generally, and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law); provided, however, that if the Seller is not an Eligible Lender, the power and authority to hold, sell and pledge each Loan described in clause (1) shall refer, with respect to the holder of the beneficial interests of such Loans, to the beneficial interest of the Seller, and with respect to the Eligible Lender Trustee, to its interest as the legal title holder of the Loan;

(vii) The execution and delivery of such Purchase Agreement by each of the Seller and the Eligible Lender Trustee (if applicable) and the performance of and compliance with the terms of such Purchase Agreement will not violate its formation documents or constitute a default under or result in a breach or acceleration of, any material contract, agreement or other instrument to which it is a party or which may be applicable to it or its assets;

(viii) Neither the Seller nor the Eligible Lender Trustee (if applicable) is in violation of, and the execution and delivery of such Purchase Agreement by it and its performance and compliance with the terms of such Purchase Agreement will not constitute a violation with respect to, any order or decree of any court or any order or regulation of any federal, state, municipal or governmental agency having jurisdiction over it or its assets, which violation might have consequences that would materially and adversely affect the condition (financial or otherwise) or its operations or its assets or might have consequences that would materially and adversely affect the performance of its obligations and duties thereunder;

(ix) The Seller does not believe, nor does it have any reason or cause to believe, that it cannot perform each and every covenant contained in such Purchase Agreement;

(x) There are no actions or proceedings against, or investigations of, the Seller before any court, administrative agency or other tribunal (A) that might prohibit its entering into such Purchase Agreement, (B) that seeks to prevent the sale or pledge of the Loans or the consummation of the transactions contemplated by such Purchase Agreement or (C) that might prohibit or materially and adversely affect the performance by the Seller of its obligations under, or the validity or enforceability of, such Purchase Agreement;

(xi) No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Seller or the Eligible Lender Trustee (if applicable) of, or compliance by it with, such Purchase Agreement or the consummation of the transactions contemplated by such Purchase Agreement, except for such consents, approvals, authorizations or orders, if any, that have been obtained prior to the related Grant Date;

(xii)

(1) With respect to any Student Loan Purchase Agreement, the transfer of the Loans shall be treated as a sale on the books and records of the Seller and the Eligible Lender Trustee (if applicable), and, to the extent consistent with the facts and circumstances of the transaction and applicable tax and accounting standards, each of the Seller and the Eligible Lender Trustee (if applicable) will treat the disposition of the Loans pursuant to such Purchase Agreement for tax and accounting purposes as a sale. Each of the Seller and the Eligible Lender Trustee (if applicable) shall maintain a complete set of books and records for each Loan which shall be clearly marked to reflect the ownership of each Loan by the Funding Note Issuer;

(2) With respect to any Funding Note Purchase Agreement, the Seller will cause (i) the transfer of the Pledged Loans to be treated as a secured financing on the books and records of the Funding Note Issuer and Eligible Lender Trustee (if applicable), and (ii) to the extent consistent with the facts and circumstances of the transaction and applicable tax and accounting standards, the Funding Note Issuer and Eligible Lender Trustee (if applicable) to treat the disposition of the Pledged Loans pursuant to such Funding Note Purchase Agreement for tax and accounting purposes as a secured financing. The Seller shall cause the Funding Note Issuer to maintain a complete set of books and records for each Pledged Loan which shall be clearly marked to reflect the ownership of each Pledged Loan by such Funding Note Issuer and Eligible Lender Trustee (if applicable) and all filings (including financing statement pursuant to the Applicable UCC) necessary in any jurisdiction to perfect the transfers and assignments contemplated in such Funding Note Purchase Agreement to perfect the Conduit's security interest in the Pledged Loans that is prior to any other interest held or to be held by any other Person have been made;

(xiii) With respect to any Student Loan Purchase Agreement, the consideration received by the Seller upon the sale of the Loans constitutes fair consideration and reasonably equivalent value for such Loans;

(xiv) The Seller is solvent and will not be rendered insolvent by the consummation of the transactions contemplated hereby. The Seller is not transferring any Loan with any intent to hinder, delay or defraud any of its creditors;

(xv) The Seller or, in the event that the Seller is a special purpose entity with respect to a securitization or other financing facility, its administrator, as applicable, has an internal quality control program that verifies, on a regular basis, the existence and accuracy of its legal documents, credit documents and underwriting decisions, including all such documents and decisions that would affect the validity of the representations and warranties required under this Section 8A. The program shall include evaluating and monitoring the overall quality of the loan production and servicing of the loans of such Seller or administrator, as applicable. The program is to ensure that the Loans are originated and serviced in accordance with applicable law; guard against dishonest, fraudulent, or negligent acts; and guard against errors and omissions by officers, employees, or other authorized persons; and

(xvi) The Seller will not adversely select Loans for sale or pledge pursuant to a Purchase Agreement; provided, that the selection procedures described in Section 4E shall be deemed not to be adverse.

B. Loan Level Representations. Pursuant to each Purchase Agreement (unless otherwise indicated below), the Seller, and to the extent expressly required below, the Eligible Lender Trustee (if applicable) (provided that the representations and warranties contained in subclauses (i)(2), (ii)(2), (iii)(2), (xiii)(2), (xiv)(2) and (xvi)(2) shall only be required to be made by the Funding Note Issuer) shall represent and warrant to the Funding Note Issuer and its successors and assigns as to each Loan purchased by the Funding Note Issuer, and to the Conduit and its successors and assigns as to each Pledged Loan, in each case, as of the related Grant Date thereunder:

(i)

(1) With respect to any Student Loan Purchase Agreement, the Seller or the Eligible Lender Trustee (as applicable) has good and marketable title to, and the Seller and Eligible Lender Trustee (if applicable) together are the sole owners of, the Loans, free and clear of any security interest or lien (other than an interest or lien that will be released simultaneously with the purchase of the Loans thereunder pursuant to a Security Release Certification), charges, claims, offsets, defenses, counterclaims or encumbrances of any nature (including, without limitation, any circumstances that could impair transfer of title to the Loans free and clear of the claim of any party) and no right of rescission, offsets, defenses or counterclaims have been asserted or threatened with respect to any Loan. The sale of each Loan constitutes the absolute transfer of all right, title and interests of the Seller and the Eligible Lender Trustee (if applicable) in such Loan to the Funding Note Issuer free and clear of any lien or adverse claim;

(2) With respect to any Funding Note Purchase Agreement, the Funding Note Issuer with respect to beneficial ownership and its Eligible Lender Trustee with respect to record ownership, each has good and marketable title to and is the sole owner of, the Pledged Loans, free and clear of any security interest or lien (other than an interest or lien that (i) will be released simultaneously with the pledge of the Pledged Loans thereunder pursuant to a Security Release Certification or (ii) will be created in favor of the Conduit simultaneously with the pledge of the Pledged Loans thereunder pursuant to one or more financing statements filed in accordance with the Applicable UCC), charges, claims, offsets, defenses, counterclaims or encumbrances of any nature (including, without limitation, any circumstances that could impair the creation and perfection of the security interest in the Loans free and clear of the claim of any party) and no right of rescission, offsets, defenses or counterclaims have been asserted or threatened with respect to any Loan. The pledge of each Pledged Loan constitutes a grant by the Funding Note Issuer, with respect to beneficial ownership and its

Eligible Lender Trustee with respect to record ownership to the Conduit of a security interest in all of the Funding Note Issuer's or Eligible Lender Trustee's, as applicable, property and right (including the power to convey title thereto), title, and interest, whether now owned or hereafter acquired, in and to the Pledged Loans, together with all amounts payable now or in the future with respect to the Pledged Loans;

(ii)

(1) With respect to any Student Loan Purchase Agreement, each Loan is an Eligible Loan and the description of and information regarding the Loans set forth in the related bill of sale and any loan schedule prepared or delivered or in connection with the transfer thereof is true, complete and correct as of the date of the applicable loan schedule;

(2) With respect to any Funding Note Purchase Agreement, each Pledged Loan is an Eligible Loan and the description of and information regarding the Pledged Loans set forth in any loan schedule prepared or delivered in connection with the pledge thereof is true, complete and correct as of the date of the applicable loan schedule;

(iii)

(1) With respect to any Student Loan Purchase Agreement, the Seller or the Eligible Lender Trustee (as applicable) is authorized to sell, assign, transfer and reacquire the Loans; and the sale, assignment and transfer of such Loans is or, in the case of a Loan reacquisition by the Seller or the Eligible Lender Trustee (if applicable), will be made pursuant to and consistent with the laws and regulations under which each of the Seller and the Eligible Lender Trustee (if applicable) operates, and will not violate any decree, judgment or order of any court or agency, or conflict with or result in a breach of any of the terms, conditions or provisions of any agreement or instrument to which it is a party or by which it or its property is bound, or constitute a default (or an event which could constitute a default with the passage of time or notice or both) thereunder;

(2) With respect to any Funding Note Purchase Agreement, the Funding Note Issuer with respect to beneficial ownership and the Eligible Lender Trustee with respect to record ownership is authorized to pledge the Pledged Loans and issue the related Funding Notes; and the pledge of such Pledged Loans and issuance of such Funding Notes are made pursuant to and consistent with all applicable laws and regulations, and will not violate any decree,

judgment or order of any court or agency, or conflict with or result in a breach of any of the terms, conditions or provisions of any agreement or instrument to which it is a party or by which it or its property is bound, or constitute a default (or an event which could constitute a default with the passage of time or notice or both) thereunder;

(iv) Each Loan is in full force and effect in accordance with its terms and is the legal, valid and binding obligations of the respective Borrower thereunder subject to no defenses;

(v) Each Loan has been duly made and serviced in accordance with the provisions of the FFELP established under the Higher Education Act, and has been duly guaranteed by a Guarantor; the Guarantee Agreement is in full force and effect, and all premiums due and payable to such Guarantor as of the related Grant Date shall have been paid in full;

(vi) Each Loan provides or, when the payment schedule with respect thereto is determined, will provide for payments on a periodic basis that fully amortize the Principal Balance thereof by its maturity, as such maturity may be modified in accordance with any applicable deferral or forbearance periods granted in accordance with applicable laws, including, those of the Higher Education Act or any applicable Guarantee Agreement, as applicable;

(vii) Any payments on a Loan received by the Seller that have been allocated to the reduction of principal and interest on such Loan have been allocated on a simple interest basis;

(viii) Each Loan has been duly made and serviced in accordance with all applicable federal, state and local laws;

(ix) Due diligence and reasonable care have been exercised in the making, administering, servicing and collecting on each Loan and, all disclosures of information required to be made pursuant to the Higher Education Act prior to the Grant Date have been made;

(x) Each Borrower is an eligible borrower under the terms of Section 428, 428B or 428H of the Higher Education Act, as applicable;

(xi) All borrower origination and loan fees required by Section 438 of the Higher Education Act have been paid to the Secretary or appropriately reserved by the Seller or the Eligible Lender Trustee (if applicable) for payment to the Secretary;

(xii) Each Loan is denominated and payable only in Dollars in the United States;

(xiii)

(1) With respect to any Student Loan Purchase Agreement, the transfer and assignment contemplated therein constitute a valid sale of the Loans from the Seller or the Eligible Lender Trustee (if applicable) to the Funding Note Issuer, and the beneficial interest in and title to such Loans shall not be part of the Seller's or the Eligible Lender Trustee's (if applicable) estate in the event of its bankruptcy or the appointment of a receiver with respect to it;

(2) With respect to any Funding Note Purchase Agreement, the pledge contemplated therein constitutes the creation of a first priority security interest in favor of the Conduit, such security interest has been perfected and the Conduit shall be a secured creditor of the Funding Note Issuer in the event of its bankruptcy or the appointment of a receiver with respect to it;

(xiv)

(1) With respect to any Student Loan Purchase Agreement, there is only one originally executed Promissory Note evidencing each Loan and such original Promissory Note (or a true and correct copy thereof) has been delivered to the designee of the Funding Note Issuer. If a true and exact copy of an original electronic Promissory Note has been delivered to the Funding Note Issuer or its designee, the Seller of such Loan (or its designee) has possession of such electronic Promissory Note. The Promissory Notes that constitute or evidence the Loans do not have any marks or notations indicating that they have been further pledged, assigned or otherwise conveyed to any Person other than the Funding Note Issuer, the Eligible Lender Trustee or their designee (other than an interest or lien that will be released simultaneously with the purchase of the Loans under the related Purchase Agreement);

(2) With respect to any Funding Note Purchase Agreement, there is only one originally executed Promissory Note evidencing each Pledged Loan and such original Promissory Note (or a true and correct copy thereof) has been delivered to the Conduit Administrator on behalf of the Conduit or its designee. If a true and exact copy of an original electronic Promissory Note has been delivered to the Conduit Administrator on behalf of the Conduit or its designee, the Eligible Lender Trustee of such Loan (or its designee) has possession of such electronic Promissory Note. The Promissory Notes that constitute or evidence the Pledged Loans do not have any marks or notations indicating that they have been pledged, assigned or otherwise conveyed to any Person other than

the Conduit or its designee (other than an interest or lien that will be released simultaneously with the purchase of the Loans under the related Purchase Agreement);

(xv) To the extent any Loan is evidenced by an electronic Promissory Note, the Seller has complied (and has caused any originator or servicer of the Loan to comply) with all regulations and other requirements adopted by the applicable Guarantor or the Department relating to the validity and enforceability of such Promissory Note;

(xvi)

(1) With respect to any Student Loan Purchase Agreement, neither the Seller nor the Eligible Lender Trustee (if applicable) has pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Loans (other than an interest or lien that will be released simultaneously with the purchase of the Loan thereunder pursuant to a Security Release Certification). Neither the Seller nor the Eligible Lender Trustee (if applicable) has authorized the filing of or is aware of any financing statements against it that include a description of collateral covering the Loans thereunder (whether or not any additional collateral is covered by such financing statements) or any other security interest that has not been terminated with respect to the applicable Loans, or that will not be terminated with respect to the applicable Loans upon purchase by the Funding Note Issuer. Neither the Seller nor the Eligible Lender Trustee (if applicable) is aware of any judgment or tax lien filings against it;

(2) With respect to any Funding Note Purchase Agreement, neither the Funding Note Issuer nor its Eligible Lender Trustee has pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Pledged Loans (other than an interest or lien that (A) will be released simultaneously with the pledge of the Pledged Loans thereunder pursuant to a Security Release Certification or (B) will be created in favor of the Conduit simultaneously with the pledge of the Pledged Loans thereunder). Other than with respect to clause (B) in the preceding sentence, neither the Funding Note Issuer nor its Eligible Lender Trustee has authorized the filing of or is aware of any financing statements against it that include a description of collateral covering the Pledged Loans thereunder (whether or not any additional collateral is covered by such financing statements) or any other security interest that has not been terminated, or that will not be terminated upon the pledge by the Funding Note Issuer nor its Eligible Lender Trustee under the Funding Note Purchase Agreement. Neither the Funding Note

Issuer nor its Eligible Lender Trustee is aware of any judgment or tax lien filings against it;

(xvii) No Borrower of a Loan as of the related Grant Date, is noted in any loan file prepared in connection therewith as being currently involved in a bankruptcy proceeding;

(xviii) The Loan satisfies all of the terms and conditions of the Transaction Documents;

(xix) The Seller and, if applicable, the Eligible Lender Trustee had title to, and beneficial ownership of, the Loan on or after the date on which the Seller's Notice of Intent to Participate was received and acknowledged by the Department, and before July 1, 2010;

(xx) The Loan was not delinquent for 210 days or more or subject to a claim filed with the applicable Guarantor;

(xxi) The Loan has not been previously pledged to secure the related Funding Note;

(xxii) The Loan is an Eligible Loan; and

(xxiii) Either (i) the Loan is not subject to any Excluded Borrower Benefits or (ii) with respect to a Loan subject to Excluded Borrower Benefits, the amount required to be deposited into the Excluded Borrower Benefit Account has been deposited.

C. Representations as to the Funding Note Issuer. Pursuant to any Funding Note Purchase Agreement to which the Funding Note Issuer is a party, the Funding Note Issuer shall make usual and customary representations and warranties and shall transfer its rights to enforce all breaches of representations and warranties made by the Seller in the Student Loan Purchase Agreement to the Conduit and, with respect to any Loans purchased by the Department, to the Department. In addition, the Funding Note Purchase Agreement will specify that any uncured breach of representations and warranties under a Student Loan Purchase Agreement by a Seller will also be an "event of default" under the Funding Note Purchase Agreement.

Section 9. Repurchase; Obligation to Reimburse and Indemnify

A. Each Purchase Agreement shall require that, upon the occurrence of any Repurchase Condition and the expiration of a 30-day cure period, upon written demand by the Conduit Administrator, the Funding Note Issuer or the Department, (i) prior to the occurrence of a Put Event, or if a Put Event has occurred, prior to the related Revocation Date, the Seller, if not an Eligible Direct Issuer, shall repay to the Funding Note Issuer, and in the case of any Eligible Direct Issuer, the Eligible Direct Issuer shall be required to deposit into the applicable Collection Account, an amount equal to the unpaid Principal Balance of such Loan, plus accrued and unpaid interest thereon and, if applicable, Negative Special Allowance Payments with respect to such

Loan from the related Grant Date to and including the date of repayment (such amount, together with the fees costs and expenses referred to in clause (ii) below, the "Repurchase Price") and (ii) with respect to any Loan for which a Put Event has occurred, after the Revocation Date with respect to such Put Event, the Seller shall pay any amounts owed to the Department with respect to such Loan, plus, in the case of (i) or (ii), any attorneys' fees, legal expenses, court costs, servicing fees or other fees and expenses incurred by Funding Note Issuer, the Conduit, the Conduit Administrator or the Department in connection with such Loan.

Provided, that, each Purchase Agreement shall further provide that all of the rights of the Funding Note Issuer or the Conduit, as applicable, thereunder with respect to any Loans for which the Put Option is exercised shall be assigned to the Department and that after the Put Date with respect to a Loan, the Department shall have all repurchase and other rights against the Seller or Eligible Direct Issuer, as applicable, upon the occurrence of any of the conditions set forth in this Section 9 with respect to such Loan.

B. In addition to the obligation described above, the Seller shall indemnify the Funding Note Issuer, the Conduit Administrator and the Department and any subsequent purchaser of the Loans and hold them harmless against liability for any losses, damages, penalties, fines, forfeitures, reasonable and necessary legal fees and related costs, judgments, and other costs and expenses resulting from (i) any claim, demand, defense or assertion based on or grounded upon, or resulting from, any Repurchase Condition and from, (ii) any failure to pay an Excluded Borrower Benefit prior to the sale of any Loan to the Department, and (iii) against any taxes that may at any time be asserted against any such person with respect to the transactions contemplated herein and in the other documents related hereto, including any sales, gross receipts, general corporation, tangible and intangible personal property, privilege or license taxes and costs and expenses in defending against the same; provided, that the indemnity provided by this clause (iii) with respect to any such taxes accruing after the applicable Grant Date, shall not in the aggregate exceed 10% of the Cash Proceeds received by such Seller. If any Seller is a special purpose entity, such Seller's repurchase and indemnification obligations described in this Section 9 shall be guaranteed by an appropriate credit-worthy entity.

C. Upon payment of the Repurchase Price, the Conduit Administrator or the Department (as applicable) shall promptly deliver to Seller or Seller's designated agent the related Loan Documents endorsed to the order of Seller or its designee, and all documentation relating to the administration of the Loan by the Conduit or Department (as applicable) subsequent to the Purchase Date or Put Event (as applicable) including without limitation, a payment history and a collection history.

Section 10. Obligation to Remit Subsequent Payments and Forward Communications.

A. Any payment received by the Conduit Administrator with respect to amounts accrued after the date of the related Bill of Sale for any Loan sold to the Department hereunder, which payment is not reflected in the related Final Loan Schedule, shall be held by the Conduit Administrator in trust for the account of the Department and each of the Conduit and the Conduit Administrator hereby disclaims any title to or interest in any such amounts. Within two (2) Business Days following the date of receipt of any such amounts identified to the Conduit Administrator as relating to any such Loan, the Conduit Administrator shall remit to the

Department an amount equal to any such payments along with a listing on a form provided by the Department identifying the Loans with respect to which such payments were made, the amount of each such payment and the date each such payment was received.

B. Any written communication received at any time by the Conduit or any of its agents with respect to any Loan subject to this Agreement or the related Bill of Sale shall be transmitted to the Department, or its designated agent, within two (2) Business Days of receipt. Such communications shall include, but not be limited to, letters, notices of death or disability, notices of bankruptcy, forms requesting deferment of repayment or loan cancellation, and like documents.

Section 11. Continuing Obligation of the Conduit and the Conduit Administrator. Each of the Conduit and the Conduit Administrator shall provide all reasonable assistance necessary for the Department to resolve account problems raised by any Borrower, the Guarantor or the Secretary provided such account problems are attributable to or are alleged to be attributable to (a) an event occurring during the period after the related Loan was sold pursuant to a Purchase Agreement, or (b) a payment made or alleged to have been made to the Conduit or the Conduit Administrator.

Section 12. Liability of the Conduit Administrator; Indemnities.

A. The Conduit Administrator shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Conduit Administrator under this Agreement and each related Bill of Sale. For the avoidance of doubt, the Conduit Administrator shall have no obligation to pay from its own funds any amount required to be paid by the Conduit hereunder.

B. Each of the Conduit and the Conduit Administrator shall indemnify, defend and hold harmless the Department and its officers, employees and agents in their individual capacity, from and against liability for any and all costs, expenses (including, without limitation, costs and expenses of litigation and of investigation counsel fees, damages, judgments and amounts paid in settlement), losses, claims, damages and liabilities arising out of, or imposed upon such person through, the Conduit's or the Conduit Administrator's, as applicable, willful misfeasance, bad faith or negligence in the performance of its respective duties under this Agreement, or, in the case of the Conduit, by reason of its breach of any of its representations, warranties, covenants or other obligations or duties under this Agreement; provided that the Conduit's indemnification obligations shall be paid from amounts available therefor in accordance with the applicable Transaction Documents.

C. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, under no circumstances shall the Conduit Administrator be liable to the Department or any other Person for any consequential loss (including loss of business, goodwill, opportunity or profit) or any special or punitive damages of any kind whatsoever, in each case however caused or arising and whether or not foreseeable, even if advised of the possibility of such loss or damage.

D. Notwithstanding any term appearing in this Agreement to the contrary, the Conduit Administrator (i) shall not be liable for any action taken or omitted to be taken by it in accordance with this Agreement or the Transaction Documents or in connection herewith, unless such actions or omissions constitute bad faith, willful misconduct, negligence or fraudulent actions, (ii) shall not be liable with respect to any action it takes or omits to take in accordance with a direction from a party entitled to give such direction under the Transaction Documents (so long as the Conduit Administrator actions or omissions do not constitute willful misconduct, negligence, bad faith or fraudulent actions), (iii) shall not be liable for the title, validity, sufficiency, value, genuineness or transferability of any collateral, (iv) may request and rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties as may be required by such party or parties pursuant to the terms of this Agreement, (v) may consult with and obtain advice from legal counsel with respect to any question or matter arising hereunder or relating hereto, and the opinion or advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Conduit Administrator in accordance therewith and (vi) shall not be deemed to have notice of any fact or matter unless and until actually known to the Conduit Administrator or notice thereof referencing this Agreement in writing is received by the Conduit Administrator.

Indemnification under this Section 12 shall survive the resignation or the termination of this Agreement, and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Conduit or the Conduit Administrator shall have made any indemnity payments pursuant to this Section and the person to or on behalf of whom such payments are made thereafter shall collect any of such amounts from others, such Person shall promptly repay such amounts to the Conduit or the Conduit Administrator, as applicable, without interest.

Section 13. Transfer of Servicing.

The Conduit hereby agrees that all Loans subject to this Agreement shall be purchased by the Department on a servicing-released basis and are serviced by a Servicer that is not under sanction by the Department and in accordance with the regulations of the Department pursuant to an Eligible Servicing Agreement. Accordingly, upon purchase of any Loan hereunder, the Department shall obtain all rights to service such Loan and may, in its sole and absolute discretion, require deconversion of such Loan in order to service the Loan itself or through a third-party servicer of its designation.. Upon the Department's exercise of its right to service the Loan itself or through a third-party servicer of its designation, the Department will be responsible for any boarding, conversion or related costs or fees of the new servicer and for notifying related Borrowers, through the use of a joint letter from the old and new servicers, of the change of servicer.

At the direction of the Department, the Conduit or its agents shall deliver, or cause the Servicer to deliver, the servicing and all related servicing files and records with respect to the Loans to the designee specified by the Department in accordance with the servicing transfer provisions provided by the Department to the Servicer; provided, however, that the Servicer and its designees may retain copies (in electronic or paper medium) of the servicing files related to the origination and servicing of the Loans sold to the Department hereunder. Each Purchase Agreement shall require that the related Funding Note Issuer or Eligible Direct Issuer, as applicable, shall be responsible for the selection of the Servicer and the payment of any servicing related fees and expenses incurred in connection therewith.

Each Eligible Servicing Agreement shall provide that, at any time, the Department and its representatives will have the right to request, schedule and conduct, during normal business hours and upon reasonable prior notice, a due diligence/audit of the Servicer's operations in respect to the servicing of all Loans subject to this Agreement and the related settlement reports at the expense of the related Servicer and the Department shall be provided any audit reports or other annual compliance/operational audits performed on the applicable Servicer relating to the servicing of Loans.

Section 14. Merger or Consolidation of, or Assumption of the Obligations of, the Conduit Administrator.

A. Any Person (a) into which the Conduit Administrator may be merged or consolidated, (b) which may result from any merger or consolidation to which the Conduit Administrator shall be a party or (c) which may succeed to the properties and assets of the Conduit Administrator substantially as a whole, shall be the successor to the Conduit Administrator without the execution or filing of any document or any further act by any of the parties to this Agreement; provided, that (i) the surviving Person, if other than the Conduit Administrator, shall, promptly following such merger or consolidation, execute and deliver to the Department an agreement of assumption to perform every obligation of the Conduit Administrator under this Agreement and making the representations and warranties of the Conduit Administrator pursuant to Section 7; and (ii) the surviving person, if other than the Conduit Administrator, shall, promptly following such merger or consolidation, deliver to the Department an officers' certificate and an opinion of counsel with respect to general corporate and enforceability matters (each, satisfactory in form and substance to the Department) each stating that such consolidation, merger or succession and such agreement of assumption comply with this Section and that all conditions precedent, if any, provided for in this Agreement relating to such transaction have been complied with.

B. No resignation or termination of the Conduit Administrator shall become effective until the acceptance of appointment by a successor Conduit Administrator hereunder. Any such successor Conduit Administrator shall execute and deliver to the Department an agreement of assumption to perform every obligation of the Conduit Administrator under this Agreement and making the representations and warranties of the Conduit Administrator pursuant to Section 7 and shall deliver to the Department an officers' certificate and an opinion of counsel with respect to general corporate and enforceability matters (each, satisfactory in form and substance to the Department).

Section 15. Expenses.

Each of the parties hereto shall pay the legal fees and expenses of its attorneys in connection with the negotiation, preparation, execution and delivery of this Agreement and in connection with the review and negotiation of the other Transaction Documents. Each Purchase

Agreement shall provide that the Seller, Eligible Lender Trustee or Eligible Direct Issuer, as applicable, shall pay all other costs and expenses incurred in connection with preparation, execution and delivery of such Purchase Agreement, the other Transaction Documents and any Bill of Sale and the transactions contemplated herein or therein, including, without limitation, the reasonable fees and out-of-pocket expenses of counsel for any Seller, Eligible Lender Trustee or Eligible Direct Issuer, as applicable, with respect thereto, and all other costs and expenses incurred in connection with the transfer and delivery of the Loans to a Funding Note Issuer or the Department or issuance of Funding Notes to the Conduit, including, without limitation, any fees and expenses incurred in connection with transferring ownership of any Loans to any such entity.

Section 16. Survival of Covenants.

All covenants, agreements, representations and warranties made herein and in or pursuant to any Bills of Sale executed pursuant to this Agreement shall survive the consummation of the acquisition of the Putable Loans provided for in the related Bill of Sale. All covenants, agreements, representations and warranties made or furnished pursuant hereto by the Conduit and the Conduit Administrator shall bind and inure to the benefit of any successors or assigns of the Department and shall survive with respect to each such Putable Loan.

Section 17. Communication and Notice Requirements.

All communications, notices and approvals provided for hereunder shall be in writing and mailed or delivered to the Conduit, the Conduit Administrator or the Department, as the case may be, at such address as either party may hereafter designate by notice to the other party. All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if mailed, by registered or certified mail, return receipt requested, or, if by other means, when received by the other party at the address as follows:

If to the Department:

By U.S. Postal Service mail:

United States Department of Education
400 Maryland Avenue, SW
UCP, Room 111G3
Washington, DC 20202-5402
Attention: FFEL Agreement Process Team

By courier or express mail:

United States Department of Education
830 First Street, N.E.
Room 111G3
Washington, DC 20202-5402
Attention: FFEL Agreement Process Team

If to the Conduit:

Straight-A Funding, LLC
c/o Global Securitization Services, LLC
68 South Service Road, Suite 120
Melville, New York 11747
Attention: Frank Bilotta
Tel. No.: (212) 302-5151
Facsimile No.: (212) 302-8767

If to the Conduit Administrator:

The Bank of New York Mellon
10161 Centurion Parkway, 3rd Floor
Jacksonville, Florida 32256
Attn: Derek Kettel (or Student Loan Group for a more generic descriptor)
Telephone: (904) 998-4716
Email: derek.kettel@bnymellon.com

With a copy to:

The Bank of New York Mellon
101 Barclay Street, 4E
New York, NY 10286
Attn: Andrew J. Taylor
Telephone:212.815.2943
E-mail: andrew.j.taylor@bnymellon.com
Group E mail: ITS-ABCP@bnymellon.com

Section 18. Form of Instruments.

All instruments and documents delivered in connection with this Agreement and any Bill of Sale, and all proceedings to be taken in connection with this Agreement and any Bill of Sale and the transactions contemplated herein and therein, shall be in a form as set forth in the attachments hereto, and the Department shall have received copies of such documents as it or its counsel shall reasonably request in connection therewith.

Section 19. Amendment; Waiver.

This Agreement, any Bill of Sale and any document or instrument delivered in accordance herewith or therewith may be amended by the parties hereto and thereto with the written consent of all parties hereto or thereto. No term or provision of this Agreement may be waived or modified unless such waiver or modification is consistent with the requirements of Section 459A of the Higher Education Act, is in writing and signed by the party against whom such waiver or modification is sought to be enforced.

Section 20. Audits; Independent Public Accountant Review and Annual Reports.

Pursuant to Section 432(f) of the Higher Education Act, each of the Conduit and the Conduit Administrator hereby grants the Department and its agents (including but not limited to, legal counsel and internal or external auditors), the right at any time and from time to time during regular business hours, upon reasonable notice, at the expense of the Conduit or the Conduit Administrator, as applicable, (i) to examine and make copies of and abstracts from all books, records and documents (including, without limitation, computer tapes and disks) in the possession or under the control of the Conduit or the Conduit Administrator relating to Loans transferred hereunder and (ii) to visit the offices of the Conduit's agents, including, the Conduit Administrator for the purpose of examining such material described in clause (i) above, and to discuss matters relating to such Loans or the Conduit Administrator's performance hereunder with any officers and employees of the Conduit's agents, including, the Conduit Administrator having knowledge of such matters.

By April 15 of each year, commencing in April 2009, the Conduit Administrator shall cause a registered public accounting firm (which may also render other services to the Conduit Administrator) and that is a member of the American Institute of Certified Public Accountants to furnish a report to the Department, to the effect that (i) it has obtained a representation regarding certain matters from the management of the Conduit Administrator, which includes an assertion that the Conduit Administrator has complied with the terms and provisions of the Transaction Documents and (ii) on the basis of an examination conducted by such firm in accordance with standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board, it is expressing an opinion as to whether such representation and assertion was fairly stated in all material respects, or it cannot express an overall opinion regarding such party's assessment of compliance with the Transaction Documents. In the event that an overall opinion cannot be expressed, such registered public accounting firm shall state in such report why it was unable to express such an opinion. Such report must be available for general use and not contain restricted use language and shall include among other things, the amount of proceeds received by the Conduit Administrator in connection with this Agreement and the use of such proceeds. The Conduit Administrator shall be entitled to reimbursement for the expense of such opinion from the Conduit; provided that the failure to obtain any such reimbursement shall not excuse the Conduit Administrator from delivering any such opinion.

Each of the Purchase Agreements and Eligible Servicing Agreements shall provide that, from time to time, the Department shall have the right to request, schedule and conduct, during normal business hours and upon reasonable prior notice, additional due diligence of the Conduit and the applicable Servicers, Sellers, Eligible Direct Issuers and Funding Note Issuers, relating to Loans subject to such Agreements, at such party's expense and that each such party shall be required to provide to the Conduit Administrator an annual statement of compliance with respect to the Transaction Documents, together with an agreed upon procedures letter delivered by an independent public accountant.

Additionally, on a periodic basis as requested by the Department, the Conduit or its agent shall deliver, or cause the Servicers, Sellers, Eligible Direct Issuers, as applicable, to deliver to the Department a standard reporting package acceptable to the Department containing information on Loans subject to Purchase Agreements and Eligible Servicing Agreements sorted by schools, delinquencies, and other features identified by the Department.

Section 21. Severability Clause.

Any part, provision, representation or warranty of this Agreement which is prohibited or which is held to be void or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any part, provision, representation or warranty of this Agreement which is prohibited or unenforceable or is held to be void or unenforceable in any jurisdiction shall be ineffective, as to such jurisdiction, to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction as to any Loan shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof. If the invalidity of any part, provision, representation or warranty of this Agreement shall deprive any party of the economic benefit intended to be conferred by this Agreement, the parties shall negotiate, in good-faith, to develop a structure the economic effect of which is nearly as possible the same as the economic effect of this Agreement without regard to such invalidity.

Section 22. Governing Law.

This Agreement and any Bill of Sale and the rights and obligations of the parties thereto shall be governed by and construed in accordance with Federal law. To the extent there may be no applicable Federal law, the internal laws of the State of New York (without giving regard to conflicts of laws principles other than Sections 5-1401 and 5-1402 of the New York General Obligations Law) shall be deemed reflective of Federal law insofar as to do so would not frustrate the purposes of any provision of this Agreement or the transactions governed thereby.

Section 23. Exhibits.

The exhibits to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

Section 24. General Interpretive Principles.

For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

A. The terms defined in this Agreement have the meanings assigned to them in this Agreement and include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender;

B. Accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles;

C. References herein to "Articles," "Sections," "Subsections," "Paragraphs," and other Subdivisions without reference to a document are to designated Articles, Sections, Subsections, Paragraphs and other subdivisions of this Agreement;

D. Reference to a Subsection without further reference to a Section is a reference to such Subsection as contained in the same Section in which the reference appears, and this rule shall also apply to Paragraphs and other subdivisions;

E. The words "herein," "hereof," "hereunder" and other words of similar import refer to this Master Loan Sale Agreement as a whole and not to any particular provision; and

F. The term "include" or "including" shall mean without limitation by reason of enumeration.

Section 25. Reproduction of Documents.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, (b) documents received by any party at the closing, and (c) financial statements, certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

Section 26. Further Agreements.

Each of the Conduit and the Conduit Administrator agrees to execute and deliver to the Department other such reasonable and appropriate additional documents, instruments or agreements as may be necessary or appropriate to effectuate the purposes of this Agreement.

Section 27. No Petition.

The Department hereby covenants and agrees with respect to the Conduit that, prior to the date which is one year and one day (or, if longer, any applicable preference period plus one day) after the payment in full of all outstanding indebtedness of the Conduit, it will not institute against or join any other Person or entity in instituting against the Conduit or any Funding Note Issuer any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other similar proceeding under the laws of the United States or any state of the United States. The foregoing shall not limit the rights of the Department to file any claim in, or otherwise take any action with respect to, any insolvency proceeding instituted against the Conduit or any Funding Note Issuer by a Person other than the Department. The provisions of this Section 27 shall survive the termination of this Agreement.

Section 28. Tax Matters.

Each of the Department and the Conduit hereby agree to treat this Agreement (and all amounts paid or accrued hereon) as consisting of an agreement solely by and between the Department and the Funding Note Issuers for all U.S. federal, state and local income and franchise tax purposes and shall take no position inconsistent therewith, unless otherwise required by law.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers hereunto duly authorized, as of the day and year first above written.

UNITED STATES DEPARTMENT OF EDUCATION

By: ______________________________
Name: Daniel T. Madzelan
Title: Delegated the Authority to Perform the Functions and Duties of the Assistant Secretary for Postsecondary Education

THE BANK OF NEW YORK MELLON, in its capacity as Conduit Administrator and Eligible Lender Trustee

By: ______________________________
Name:
Title:

STRAIGHT-A FUNDING, LLC

By: ______________________________
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers hereunto duly authorized, as of the day and year first above written.

UNITED STATES DEPARTMENT OF EDUCATION

By: ______________________________

Name:

Title:

THE BANK OF NEW YORK MELLON, in its capacity as Conduit Administrator and Eligible Lender Trustee

By: [signature]

Name: DENNIS KILDEA

Title: ASSISTANT VICE PRESIDENT

STRAIGHT-A FUNDING, LLC

By: ______________________________

Name:

Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers hereunto duly authorized, as of the day and year first above written.

UNITED STATES DEPARTMENT OF EDUCATION

By: ______________________________
Name:
Title:

THE BANK OF NEW YORK MELLON, in its capacity as Conduit Administrator and Eligible Lender Trustee

By: ______________________________
Name:
Title:

STRAIGHT-A FUNDING, LLC

By: ______________________________
Name: Jill A. Russo
Title: Vice President

EXHIBIT A

INTENTIONALLY LEFT BLANK

EXHIBIT B

FORM OF PUT NOTICE

__________, 20__

United States Department of Education
Washington, D.C.
By: E-mail: ffel.agreementprocess@ed.gov

Re: Put Agreement, dated as of May 8, 2009, by and among the Department of Education, Straight-A Funding, LLC and The Bank of New York Mellon

Ladies and Gentlemen:

Pursuant to the terms and provisions of the Put Agreement (the "Put Agreement"), dated as of May 8, 2009, by and among the United States Department of Education (the "Department"), Straight-A Funding, LLC (the "Conduit") and The Bank of New York Mellon, acting (i) as agent on behalf of the Conduit in its capacity as conduit administrator (the "Conduit Administrator") and as Eligible Lender Trustee and (ii) as agent for each Funding Note Issuer for the sole purposes of accepting the Put Option, the Conduit Administrator hereby gives notice of its intent to exercise the Put Option with respect to not more than $ ______________ of the loans (the "Loans") on __________, 20__ (the "Put Date").[1]

Each of the Put Events marked below have occurred with respect to the Loans:

1.___ Pursuant to the terms and provisions of any Liquidity Agreement, any failure to make a Liquidity Funding when due; provided, that, a Put Event shall not be deemed to occur under this clause (i) if the related Liquidity Funding shall have been made by any other Person; or

2.___ Pursuant to the terms and provisions of any Liquidity Agreement, any Liquidity Funding which remains unpaid for more than forty-five (45) days after the date on which such Liquidity Funding was made in accordance with such Liquidity Agreement; or

3.___ The occurrence of the date that is 45 days prior to the Put Expiration Date (provided, that a Put Event shall occur on each date preceding such forty-fifth day to the extent necessary in order to ensure that the Daily Put Limit is not exceeded on any related Put Date); or

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[1] If the amount exceeds the limit set forth in Section 4E of the Put Agreement, please specify multiple Put Dates not less than forty-five days after the date of this notice.

4. ___ The declaration or automatic occurrence of a Funding Note "event of default" (as defined in any Funding Note Purchase Agreement), including, without, limitation, an event of default relating to a Seller's breach of its Commitment to Lender under FFELP obligations described under Section 2 of the Put Agreement; or

5. ___ An occurrence of Delinquency Put Event; or

6. ___ The occurrence of the date (or, if such date is not a Business Day, the immediately preceding Business Day) that is 45 days prior to the maturity date of any Additional Securities (provided, that a Put Event shall occur on each date preceding such forty-fifth day to the extent necessary in order to ensure that the Daily Put Limit is not exceeded on any related Put Date).

With respect to the Loans that have been designated as Put Events (1), (2), (3), (4) or (6) Loans, this Notice shall become irrevocable on the date fifteen (15) days from the date hereof and with respect to a Delinquency Put Event, this Notice shall become irrevocable on the date thirty (30) days from the date hereof.

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Put Agreement.

Very truly yours,

The Bank of New York Mellon, in its capacity as
Conduit Administrator and Eligible Lender Trustee

By:____________________________
Name:
Title:

Exhibit C

FORM OF BILL OF SALE

On this _______ day of ________, 20__, pursuant to the terms and provisions of that certain Put Agreement (the "Put Agreement"), dated May 8, 2009, by and among the Department of Education (the "Department"), Straight-A Funding, LLC (the "Conduit") and The Bank of New York Mellon ("Conduit Administrator"), the Conduit, the Conduit Administrator, as Eligible Lender Trustee on behalf of the Conduit and as agent of the applicable Funding Note Issuer hereby sells, transfers, assigns, sets over and conveys to the Department, without recourse, all of the right, title and interest of the Conduit and the Conduit Administrator in and to the loans ("Loans") listed on the Final Loan Schedule attached hereto (including without limitation any and all rights of the Conduit and the Conduit Administrator with respect to the Loans under that certain Purchase Agreement dated as of _________, 20__, by and **[between/among] [LIST PARTIES WITH BLANK FOR SELLER]**), together with the related servicing files and servicing rights appurtenant thereto, the related Promissory Notes and related Loan Documents (including, without limitation, any rights of the Conduit Administrator to receive from any third party any documents which constitute a part of the loan or servicing files) and all rights and obligations arising under the documents contained therein (the "Related Assets").

The Conduit hereby releases the lien held by the Conduit on the Loans and the Related Assets and hereby authorized the Department or its designee to file all appropriate termination statements in accordance with the Applicable UCC.

The Conduit and the Conduit Administrator hereby state that the applicable Funding Note Issuer has defaulted in connection with an obligation secured by the Loans and the Related Assets, the Conduit Lender has exercised its post-default remedies with respect to the Loans and Related Assets and by reason of such exercise the Department has acquired all of the rights of Funding Note Issuer in the Loans and Related Assets.

The ownership of each Loan and the related Promissory Note and the contents of the loan file and servicing file is vested in the Department and the ownership of all records and documents with respect to the related Loan prepared by or which come into the possession of the Conduit or any of its agents, including the Conduit Administrator shall immediately vest in the Department and be delivered to the Department or its designee (except that copies thereof may be retained as provided in the Put Agreement). During any period that the related loan files and servicing files are retained by the Conduit Administrator, such files shall be retained and maintained, in trust, by the Conduit Administrator for the benefit of the Department.

Each of the Conduit and the Conduit Administrator confirms to the Department that, as of the date hereof, the Put Conditions set forth in Section 5C of the Put Agreement have each been satisfied with respect to the Loans.

Each of the Conduit and the Conduit Administrator authorizes the Department to use a copy of this Bill of Sale, including the attached Final Loan Schedule, as official notification to the applicable Guarantor of assignment to the Department of the Loans purchased pursuant hereto on the Put Date.

This Bill of Sale excludes an assignment of right[s] of the Seller to offer future loans under such Promissory Note, and the Seller expressly reserves such right to offer future Loans under such Promissory Note. The Department agrees and warrants that it will not offer or make any future loans under such Promissory Note.

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Put Agreement.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Bill of Sale as of the date first above written.

THE BANK OF NEW YORK MELLON, in its capacity as Conduit Administrator and Eligible Lender Trustee

By:______________________________
Name:____________________________
Title:_____________________________

STRAIGHT-A FUNDING, LLC

By:______________________________
Name:____________________________
Title:_____________________________

Schedule 1

Final Loan Schedule

EXHIBIT D

FORM OF NOTICE OF INTENT TO PARTICIPATE

NOTICE OF INTENT TO PARTICIPATE THROUGH FFELP STUDENT LOAN CONDUIT[1]

[__________, 200_]

U.S. Department of Education
Washington, D.C.
By: E-mail: ffel.agreementprocess@ed.gov

The Bank of New York Mellon,
as Conduit Administrator

Re: Loan Purchase Commitment Program for Eligible FFELP Loans

Ladies and Gentlemen:

The undersigned, an eligible Federal Family Education Loan Program ("FFELP") lender under Section 435(d)(1) of the Higher Education Act of 1965, as amended ("HEA") [or a holder of beneficial interests in FFELP loans, with ____________, an eligible lender trustee] ([together] "the Lender"), intends to sell FFELP loans to [name of Funding Note Issuer and name of SPV ELT if applicable)] (together the "SPV"). The Lender and SPV hereby notify the Department of Education (the "Department") that they intend to participate in the Loan Purchase Commitment Program authorized under section 459A of the HEA. The SPV will purchase loans from the Lender with financing from Straight-A Funding, LLC, an asset-backed commercial paper conduit (the "Conduit"). Conduit will hold a security interest in the loans purchased by the SPV, and holds a Put Agreement with the Department pursuant to the Notice of Terms and Conditions of Purchase of Loans under the Ensuring Continued Access to Student Loans Act of 2008 ("Federal Register Notice") published in the Federal Register, Vol. 74, pg. 2518, January 15, 2009.

In consideration of the agreement of the Department to purchase eligible loans sold by the Lender to the SPV, the Lender hereby agrees that:

1. The Lender will continue to originate or acquire FFELP loans made to students and parents and to participate in the FFEL Program in accordance with the terms of the Purchase Agreement entered into by the Lender with the SPV.
2. The Lender warrants to the Conduit and to the Department that each representation the Lender makes regarding a loan it sells to the SPV will be true and correct at the time of sale to the SPV.
3. The Lender will be bound by the indemnification and recourse provisions included in the Purchase Agreement.

[If a Loan was made on the basis of a copy of the original promissory note, the Lender agrees to provide to the Department upon the Department's request a statement explaining that the particular Loan was

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[1] To be revised as appropriate for Eligible Direct Issuers.

made on the basis of that copy of the promissory note and the name of the person or entity in possession of the original promissory note.]

By filing this Notice of Intent to Participate Through FFELP Student Loan Conduit (this "Notice"), the SPV accepts the offer of the Department to purchase loans acquired by the SPV from the Lender with financing from the Conduit. The SPV hereby grants to the Conduit and its Conduit Administrator exclusive authority to exercise that right to sell such loans pursuant to the Put Agreement.

The Department will return to the Lender and SPV, via electronic mail (e-mail), receipt and acceptance by the Department of this Notice.

The Department will accept signed copies of this Notice sent as a PDF attachment via the Department's e-mail address listed below.

The Lender and SPV are aware that they must refer to the Federal Register Notice and to the agreements referred to therein for a complete description of the terms and conditions under which the Department will administer the Loan Purchase Commitment Program with respect to the Conduit operated by Conduit. The Lender and SPV also acknowledge that in order to participate in the Loan Purchase Commitment Program through participation in the FFELP Student Loan Conduit, they must execute a Purchase Agreement prescribed by Conduit containing terms specified in the Federal Register Notice.

[If the Lender includes a beneficial holder of FFELP loans, the Lender has included on this form the LID(s) under which this beneficial holder and its ELT operate. If the party filing this notice is an ELT that files this Notice on behalf of its beneficial holders of FFELP loans, the ELT includes the name and LID of each of those beneficial holders.]

This Notice is hereby executed and dated as of the date first listed above.

The Lender asks that the Department please direct all inquiries and correspondence relating to these programs to:

[Lender Name And Lender ID Number]

[ELT Name Or Beneficial Holder Name, If Any, And LIDs]

[Street Address]
[City], [State] [Zip]
Attention Of: [Name], [Title]
By Phone - [XXX-XXX-XXXX]
By Fax – [XXX-XXX-XXXX]
By E-mail – [email address]

[NAME OF ENTITY]

By:____________________________
Name:
Title:

[SPV Name and Name of ELT for SPV]

[Street Address]
[City], [State] [Zip]
Attention Of: [Name], [Title]
By Phone - [XXX-XXX-XXXX]
By Fax – [XXX-XXX-XXXX]
By E-mail – [email address]

[NAME OF ENTITY]

By:____________________________
Name:
Title:

The completed, signed, and dated Notice should be sent as a PDF attachment to an e-mail message addressed to ffel.agreementprocess@ed.gov. The e-mail message subject line should read "Submission of Notice of Intent to Participate."

The completed, signed, and dated Notice should also be sent to the Conduit as a PDF attachment to an e-mail message addressed to xxxxxxxxxxx@conduit.com. The e-mail message subject line should read "Submission of Notice of Intent to Participate in Conduit"

For questions concerning the submission and receipt of the email please call (202) 377-4401.

Exhibit B

[Executed copy of Liquidity Loan Agreement to be attached]

EXECUTION VERSION

LIQUIDITY LOAN AGREEMENT

by and between

STRAIGHT-A FUNDING, LLC,
as the Issuer

and

THE FEDERAL FINANCING BANK,
as the Liquidity Bank

Dated as of January 19, 2009

TABLE OF CONTENTS

Page

LIQUIDITY LOAN AGREEMENT

THIS LIQUIDITY LOAN AGREEMENT (this "Agreement") dated as of January 19, 2009, by and between STRAIGHT-A FUNDING, LLC, a Delaware limited liability company (together with its successors and permitted assigns, the "Issuer") and THE FEDERAL FINANCING BANK, a body corporate and instrumentality of the United States of America (in such capacity, together with its successors and permitted assigns in such capacity, the "Liquidity Bank").

PRELIMINARY STATEMENTS

(1) Funding Note Issuers will issue Funding Notes to the Issuer pursuant to the Funding Note Purchase Agreements in order to fund their purchase or origination of Student Loans that satisfy certain eligibility criteria.

(2) The Issuer has agreed to make Advances from time to time under the Funding Notes and the Funding Note Purchase Agreements to the related Funding Note Issuers. The Funding Notes, the Advances and the Issuer's right, title and interest in, to and under each Funding Note Purchase Agreement are hereinafter referred to as the "Asset Interest".

(3) The Manager may in the future determine from time to time to have the Issuer fund all or a portion of the Asset Interest by borrowing loans (each, a "Loan" and, collectively, the "Loans") from the Liquidity Bank hereunder and pursuant to the terms hereof. For purposes of evidencing the Loans, the Issuer will, simultaneously with becoming a party hereto, issue the Liquidity Loan Note to the Liquidity Bank. The Issuer may fund its acquisition of (and, if applicable, increases in) the Funding Notes by using proceeds of Student Loan Short-Term Notes (the "Student Loan Short-Term Notes") and other securities issued by the Issuer, by borrowing Loans under this Agreement and the Liquidity Loan Note or by obtaining other extensions of credit from various banks, financial institutions and other Persons.

(4) The Liquidity Bank, by becoming a party hereto, commits and agrees to make Loans to the Issuer under this Agreement and the Liquidity Loan Note when requested by the Manager without any explicit limit as to the number of Loans but in an aggregate principal amount outstanding at any time not to exceed the Commitment Amount and otherwise on the terms and conditions set forth in this Agreement.

(5) The Department of Education has determined that the Department of Education is authorized by section 459A of Higher Education Act to provide short-term liquidity to the market for eligible PLUS Loans and Stafford Loans through the Department of Education's existing participation purchase program. The Department of Education has further determined that the Department of Education is authorized by section 459A of Higher Education Act to provide to the Issuer the short-term liquidity contemplated by this Agreement through temporary purchases of eligible student loans, and that the Liquidity Bank is authorized to provide for the Department of Education the short-term liquidity contemplated by this Agreement. The Liquidity Bank has determined that the Liquidity Bank is authorized by section 459A of the Higher Education Act and section 6 of the Federal Financing Bank Act to provide

the Loans contemplated by this Agreement as a means of financing the Department of Education's purchase.

NOW, THEREFORE, the parties agree as follows:

1. Certain Defined Terms.

(a)As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Additional Loan Request" means a request by the Issuer (or the Manager) for a Loan under this Agreement and the Liquidity Loan Note in the event an Uncontrollable Cause has occurred, in the form of request attached as Exhibit B to this Agreement.

"Administration Agreement" means the Administration Agreement dated as of January 19, 2009 between the Issuer and the Conduit Administrator.

"Agent-Related Person" has the meaning specified in Section 6(a).

"Agreement" has the meaning set forth in the preamble.

"Asset Interest" has the meaning set forth in paragraph (2) of the Preliminary Statements.

"Avoided Payment" means any claim that any payment to the Issuer in relation to the Asset Interest constituted a preferential transfer or is otherwise voidable or recoverable under applicable law in the case of an Event of Bankruptcy involving a Funding Note Issuer or otherwise.

"Commitment Amount" means $60,000,000,000, as such amount may be amended by amendments to this Agreement entered into in accordance with the terms of Section 12(a).

"Conduit Administrator" means The Bank of New York Mellon, and its successors and permitted assigns in such capacity.

"Event of Bankruptcy" means the occurrence of either of the following with respect to any Person:

(a)(i) a case or other proceeding shall be commenced, without the application or consent of such Person, in any court, seeking the liquidation, reorganization, debt arrangement, dissolution, winding up, or composition or readjustment of debts of such Person, the appointment of a trustee, receiver, custodian, liquidator, assignee, sequestrator or the like for such Person or all or substantially all of its assets, or any similar action with respect to such Person under any law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, and such case or proceeding shall continue unstayed and undismissed for a period of ninety (90) days; or (ii) an order for relief in respect of such Person shall be entered in an involuntary case under the Bankruptcy Code or other similar laws of any applicable jurisdiction now or hereafter in effect, and such case or proceeding shall continue unstayed and undismissed for a period of ninety (90) days; or

(b) such Person shall commence a voluntary case or other proceeding under any applicable bankruptcy, insolvency, reorganization, winding up, debt arrangement, dissolution or other similar law now or hereafter in effect, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) for, such Person or for any substantial part of its property, or shall make any general assignment for the benefit of creditors, or shall fail to (it being understood that any failure to pay a Student Loan Short-Term Note on its Expected Maturity shall not constitute a failure to pay by the Issuer), or admit in writing its inability to, pay its debts generally as they become due, or its board of directors or other governing body, as applicable, shall vote to implement any of the foregoing.

"Issuer" has the meaning set forth in the preamble.

"LIBOR" means, with respect to any date of determination, the rate for Dollar deposits determined by the Manager, rounded, if necessary to the nearest 0.00001%, appearing on Reuters Screen LIBOR01 Page as the London interbank offered rate for three-month Dollar deposits at approximately 11:00 A.M. (London time) on such date of determination, or, if that day is not a LIBOR Business Day, the next succeeding LIBOR Business Day. If, on any date of determination, such rate does not appear on Reuters Screen LIBOR01 Page, LIBOR shall be the arithmetic mean of the offered quotations of the Reference Banks to prime banks in the London interbank market for three-month Dollar deposits in Europe by reference to request for quotations to the Reference Banks as of approximately 11:00 A.M. (London time) on such date of determination. If, on any date of determination, at least two (2) of the Reference Banks provide such quotations, LIBOR shall equal such arithmetic mean of such quotations. If, on any date of determination, only one (1) or none of the Reference Banks provide such quotations, LIBOR shall be deemed to be the arithmetic mean of the offered quotations that leading banks in The City of New York are quoting on such date of determination for such three-month Dollar deposits in Europe.

"LIBOR Business Day" means any day on which commercial banks are open in New York, New York and London, England for international business (including for dealings in Dollar deposits).

"Liquidity Bank" has the meaning set forth in the preamble.

"Liquidity Loan Note" means a future advance promissory note payable to the Liquidity Bank, in the form of note attached as Exhibit A to this Agreement.

"Loan" or "Loans" has the meaning set forth in paragraph (3) of the Preliminary Statements.

"Loan Identifier" means, with respect to any Loan, the particular sequence of letters and numbers constituting the Note Identifier plus the particular sequence of additional numbers assigned by the Liquidity Bank to such Loan in the respective interest rate confirmation notice delivered by the Liquidity Bank to the Issuer in accordance with Section 2(a)(2).

"Loan Request" means a request by the Issuer (or the Manager) for a Loan under this Agreement and the Liquidity Loan Note, in the form of request attached as Exhibit B to this Agreement.

"Note Identifier" means the particular sequence of letters and numbers assigned by the Liquidity Bank to the Liquidity Loan Note in the acceptance notice relating to the Liquidity Loan Note delivered by the Liquidity Bank to the Issuer in accordance with Section 2(a)(1).

"Payment Date" means the 25th day of a calendar month (or, if such day is not a Business Day, the next succeeding Business Day).

"Rating Agencies" means, collectively, Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., Moody's Investors Service, Inc. and Fitch, Inc., and their respective successors that are nationally recognized rating agencies.

"Reference Banks" means, at any time, any three major banks in the London interbank market selected by the Manager.

"Register" has the meaning set forth in Section 3(a).

"Relevant Rating Agencies" means, collectively, each of the Rating Agencies then rating any of the Student Loan Short-Term Notes at the request of the Issuer.

"Scheduled Liquidity Termination Date" has the meaning set forth in Section 11.

"Student Loan Short-Term Notes" has the meaning set forth in paragraph (3) of the Preliminary Statements.

"Telephone Verification" means a telephonic confirmation between the Liquidity Bank and the Manager pursuant to which the Manager confirms its delivery of a Loan Request or an Additional Loan Request (as applicable), which confirmation shall be provided by an authorized officer of the Manager other than the officer that executed the applicable Loan Request or Additional Loan Request. For the avoidance of doubt, in the event that the Liquidity Bank's attempts to obtain Telephone Verification are not initially successful, the Liquidity Bank shall use commercially reasonable efforts to contact the alternate authorized officers designated to provide telephonic confirmations by the Manager to the Liquidity Bank.

"Uncontrollable Cause" means an unforeseeable cause beyond the control and without the fault of the Liquidity Bank, being: act of God, fire, flood, severe weather, epidemic, quarantine restriction, explosion, sabotage, act of war, act of terrorism, riot, civil commotion, lapse of the statutory authority of the United States Department of the Treasury to raise cash through the issuance of Treasury debt instruments, disruption or failure of the Treasury Financial Communications System, closure of the Federal Government, or any unforeseen or unscheduled closure or evacuation of the offices of the Liquidity Bank.

"Yield" means the greater of (a) LIBOR plus 1.00% per annum, or (b) the rate determined by the Secretary of the Treasury, taking into consideration the current market yield on outstanding marketable obligations of the United States having remaining terms to maturity equal to 90 days, plus 0.05% per annum.

(b) Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in Schedule I to the Administration Agreement. The rules of construction of Article I of the Administration Agreement shall apply to this Agreement as if they were written herein.

2. The Loans.

(a)(1) The Issuer will, simultaneously with becoming a party hereto, issue the Liquidity Loan Note to the Liquidity Bank. Within five (5) Business Days after receipt of the Liquidity Loan Note by the Liquidity Bank, the Liquidity Bank shall deliver to the Issuer, by facsimile transmission (fax), an acceptance notice that shall assign a Note Identifier to the Liquidity Loan Note for use by the Issuer in all communications to the Liquidity Bank making reference to the Liquidity Loan Note. The Liquidity Bank commits and agrees, on the terms and conditions of this Agreement, to make Loans to the Issuer under the Liquidity Loan Note, without any right of setoff or recourse to the Issuer except as provided herein during the period from the Business Day following the date of this Agreement to and including the Scheduled Liquidity Termination Date. Subject to the terms and conditions hereof, the Issuer may borrow, repay and reborrow Loans without any explicit limit as to the maximum number of Loans; provided that (A) the aggregate principal amount of the Loans outstanding at any one time shall not exceed the Commitment Amount and (B) the Liquidity Bank shall not be required to make Loans hereunder in excess of $5,000,000,000 on any single day or $15,000,000,000 during any single calendar week; provided however, that no more than $3,000,000,000 of such Loans on any single day or $10,000,000,000 of such Loans during any single calendar week shall be made with three (3) Business Days' notice; it being understood that any Loan made in excess of $3,000,000,000 on any single day or in excess of $10,000,000,000 during any single calendar week shall each require seven (7) Business Days' notice.

(2) Each Loan shall be made pursuant to a Loan Request of the Issuer (or the Manager on the Issuer's behalf) delivered to the Liquidity Bank (with a copy to each of the Conduit Administrator and the Department of Education) no later than the third (3rd) Business Day (or the seventh (7th) Business Day with respect to any Series-2 Student Loan Short-Term Note) before such Loan is to be made (with the date of notice, but not the date of borrowing counting in such three (3) Business Day (or seven (7) Business Day as applicable) calculation) and that specifies therein the date requested for such borrowing, which must be a Business Day, and the principal amount of such Loan. The Liquidity Bank will request the authenticity of each Loan Request or Additional Loan Request be confirmed by Telephone Verification and the

Manager shall provide such Telephone Verification upon receipt of a request therefor; provided that any failure to request or obtain a Telephone Verification shall not excuse or delay the Liquidity Bank's obligations to fund a Loan in accordance with the respective Loan Request or Additional Loan Request. In the event that a Loan is requested, and the respective Loan Request is received by the Liquidity Bank on or before the third (3rd) Business Day (or seventh (7th) Business Day as applicable) before the requested borrowing date, then the Liquidity Bank shall transfer such funds to an account designated by the Issuer by electronic funds transfer in immediately available funds in Dollars not later than 3:00 P.M. (Washington, D.C., time) on the requested date for such borrowing, an amount equal to the principal amount of such Loan, determined as set forth in the following paragraph. In the event that a Loan is requested, and the respective Loan Request is received by the Liquidity Bank later than the third (3rd) Business Day (or seventh (7th) Business Day as applicable) before the requested borrowing date, then the Liquidity Bank shall make the requested Loan as soon as practicable thereafter, but in any event not later than 3:00 P.M. (Washington, D.C. time) on the third (3rd) Business Day (or seventh (7th) Business Day as applicable) after the receipt of the respective Loan Request, unless the Issuer (or the Manager) delivers to the Liquidity Bank a written cancellation of such Loan Request or a replacement Loan Request specifying a later requested borrowing date. In the event that a Loan is requested, but the requested borrowing date specified in the respective Loan Request is not a Business Day, then the Liquidity Bank shall make the requested Loan on the first day thereafter that is a Business Day.

In the event that an Uncontrollable Cause prevents the Liquidity Bank from making the respective Loan on the requested borrowing date specified in the respective Loan Request, then the Liquidity Bank shall (i) use its best efforts to provide the Manager with same-day notification of the occurrence of such Uncontrollable Cause and another same-day notification when such Uncontrollable Cause ceases to prevent the making of such Loan, and (ii) make such Loan (which Loan shall be in an increased principal amount (as indicated by the Issuer (or the Manager on the Issuer's behalf) in an Additional Loan Request) that includes all discount or interest accrued on the Student Loan Short-Term Notes being repaid (or related Swingline Advances) from the Legal Final Maturity thereof until the date such Loan is in fact made) in accordance with a respective Additional Loan Request on the next Business Day after the Liquidity Bank has provided notice to the Manager that such Uncontrollable Cause ceases to prevent the Liquidity Bank from making such Loan; provided that the Issuer (or the Manager) delivers an Additional Loan Request by 9:00 A.M. (Washington, D.C. time) on the Business Day after the date on which the Liquidity Bank has provided notice that such Uncontrollable Cause has ceased to prevent the making of such Loan. If such Additional Loan Request is delivered after 9:00 A.M. (Washington, D.C. time), then the Liquidity Bank shall use its best efforts to fund the Loan pursuant to the respective Additional Loan Request on such date, but shall not be required to fund such Loan until the Business Day after the Additional Loan Request is delivered. At any time prior to the submission of an Additional Loan Request, the Issuer (or the Manager) may deliver to the Liquidity Bank a written cancellation of the respective Loan Request or a replacement Loan Request or Additional Loan Request specifying a later requested borrowing date or accrued interest as contemplated hereby.

After establishing the Yield applicable to each Loan, the Liquidity Bank shall deliver to the Issuer by facsimile (fax) transmission a written confirmation notice, which confirmation notice shall (a) state the date on which such Loan was made and the applicable

Yield; and (b) assign a Loan Identifier to such Loan for use by the Issuer in all communications to the Liquidity Bank making reference to such Loan.

(3) The principal amount of any Loan shall be an amount, determined by the Manager, equal to (i) (A) the Face Amount of the Student Loan Short-Term Notes being repaid by such borrowing, plus (B) any discount or interest that is accrued and unpaid on such Student Loan Short-Term Notes that will accrue to the Legal Final Maturity of such Student Loan Short-Term Notes, plus (C) in the event that an Uncontrollable Cause prevents the Liquidity Bank from making the Loan on the date specified in the Loan Request, all discount or interest accrued on the Student Loan Short-Term Notes from the Legal Final Maturity thereof until the date the Loan is in fact made (such amount to be specified in an Additional Loan Request); or (ii) the principal and accrued interest on any Swingline Advances made to repay the Student Loan Short-Term Notes; provided, in either case that such Student Loan Short-Term Notes or Swingline Advances shall not have been previously repaid, or financed by a prior borrowing hereunder.

(4) Notwithstanding the foregoing provisions of this Section 2(a), the Liquidity Bank shall not be obligated to make any Loan if, on the date of such borrowing, an Event of Bankruptcy shall then exist with respect to the Issuer.

(b) The Liquidity Bank's commitment to make Loans to the Issuer pursuant to the terms of this Agreement shall be irrevocable and, subject to the limitations provided in Section 2(a), unconditional from the Business Day following the date of this Agreement until the earliest of (i) the Scheduled Liquidity Termination Date; (ii) the date on which the Manager notifies the Liquidity Bank that all Funding Note Purchase Agreements have been terminated, no further Funding Note Purchase Agreements may be entered into, and all principal, discount and interest in respect of the Student Loan Short-Term Notes has been paid in full; and (iii) the date on which the obligation of the Liquidity Bank to make Loans is terminated pursuant to Section 2(f).

(c) This is a revolving loan facility. Accordingly, the Liquidity Bank shall make and remake Loans hereunder notwithstanding any subsequent receipt of payments in respect of the principal thereon, and the Liquidity Bank shall, subject to the limitations provided in Section 2(a), and the other terms and provisions of this Agreement, be obligated to continue to make additional Loans until the Scheduled Liquidity Termination Date.

(d) The Issuer shall pay to the Liquidity Bank a commitment fee payable on the Payment Dates in each of January, April, July and October, commencing on the Payment Date in April 2009 and ending on the Scheduled Liquidity Termination Date on the weighted average aggregate Face Amount of the outstanding Student Loan Short-Term Notes during the three calendar month period most recently ended prior to such Payment Date (or shorter period in the case of the first and last such Payment Dates), at a per annum rate of 0.25%.

(e) The Issuer shall ensure that an amount in the Collection Account at least equal to the amount of the Loan shall be applied (A) to repay Student Loan Short-Term Notes and/or interest or discount accrued thereon (or the principal and accrued interest on any Swingline Advances made to finance the foregoing), (B) to make provision for the payment of unmatured Student Loan Short-Term Notes and/or interest or discount accrued and to accrue thereon, or (C) to maintain the Asset Interest.

(f) The Issuer shall have the right, upon not less than one (1) Business Day's notice to the Liquidity Bank (with a copy to the Manager), to terminate the commitment of the Liquidity Bank hereunder; provided, that no such termination shall be permitted if (i) such termination would violate the terms of any Program Document or (ii) any Student Loan Short-Term Note remains outstanding. All accrued commitment fees to, but not including the effective date of such termination shall be paid on the effective date of such termination.

(g) If the Issuer or the Manager notifies the Liquidity Bank that any court or other governmental authority has ordered the Issuer, or that the Issuer is or may be otherwise required by law, to return or turn over any Avoided Payment, then, the Liquidity Bank promptly upon receipt of such notice, and in any event prior to the date (as set forth in such notice or otherwise notified by the Issuer or the Manager to the Liquidity Bank) when the Issuer is required to return or turn over such Avoided Payment, shall directly pay to the court or other Person to which such Avoided Payment is required to be returned or turned over the amount of such Avoided Payment, together with the amount of any interest and penalties required to be paid in connection with the return of such payment, which total amount shall (regardless of the Commitment Amount or Scheduled Liquidity Termination Date) be deemed a new Loan made for the account of the Issuer hereunder. Upon any payment by the Liquidity Bank pursuant to this Section 2(g), the Liquidity Bank shall be subrogated to the rights of the Issuer in respect of such Avoided Payment, and the Liquidity Bank shall be entitled to receive any amount thereafter recovered by the Issuer in relation to such Avoided Payment. Any amount so received by the Liquidity Bank shall be deemed to reduce the principal amount of the related Loan by a like amount. This Section 2(g) shall survive any termination of this Agreement.

3. Register; Information Regarding the Liquidity Bank.

(a) The Manager will maintain, at its address specified in the Management Agreement, a copy of this Agreement and all counterpart signature pages hereto and a register (the "Register") for the recordation of the Scheduled Liquidity Termination Date and, from time to time, the aggregate outstanding Student Loan Short-Term Notes funded by Loans and the unpaid principal amount of such Loans. The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Register shall be available for inspection by the Issuer, the Conduit Administrator, the Liquidity Bank or any Dealer at any reasonable time and from time to time upon reasonable prior notice.

(b) The Liquidity Bank acknowledges that, in connection with the sale of the Student Loan Short-Term Notes, certain documents containing information relating to the Liquidity Bank, including the identity of the Liquidity Bank may be prepared and distributed to purchasers or prospective purchasers of the Student Loan Short-Term Notes.

4. Distribution of Payments.

(a) Each Loan shall mature and be due and payable as provided in the Liquidity Loan Note. The Issuer shall repay the principal amount of each Loan from distributions of amounts received in respect of the Student Loan Short-Term Notes or the Collateral (together with accrued interest to the date of such repayment on the principal amount repaid as described in the next sentence) in accordance with the priority of payments set forth in the Program Documents. The Issuer shall pay interest on the principal amount of each Loan from time to time outstanding at a rate per annum equal to the Yield. All such interest in respect of principal of any Loan shall be payable on the date such principal amount of such Loan is repaid, in each case in accordance with the priority of payments set forth in the Program Documents. The Issuer agrees that any and all calculations of the amount of accrued interest owed on any Loan, which are made by the Liquidity Bank using the Liquidity Bank's rounding methodology, shall be conclusive and binding for all purposes, absent manifest error. The Issuer shall repay all outstanding Loans and accrued and unpaid interest thereon on the Scheduled Liquidity Termination Date; provided, however, that recourse for repayment of such amounts shall be limited as set forth in Section 12(g). Each payment shall be made when and as due in immediately available funds by electronic funds transfer to the account of the United States Treasury (for credit to the subaccount of the Federal Financing Bank) maintained at the Federal Reserve Bank of New York. Each payment shall be applied as provided in the Liquidity Loan Note.

(b) The Issuer may, with no less than one (1) Business Day's prior notice, prepay the outstanding principal amount of any or all of the Loans in whole or ratably in part, together with accrued and unpaid interest to the date of such prepayment on the principal amount prepaid and all other payments payable in respect thereof pursuant to this Agreement.

(c) If, after the Issuer has paid the Liquidity Bank any amounts pursuant to this Section 4, all or any portion of such amount must be returned for any reason (including any Event of Bankruptcy or other insolvency proceeding), the Liquidity Bank will promptly repay such amount to the Issuer. This requirement shall survive any termination of this Agreement.

5. Representations and Warranties.

(a) Neither the Manager nor the Issuer makes any representation or warranty or assumes any responsibility with respect to:

(i) any statements, warranties or representations made in or in connection with the Funding Note Purchase Agreements or any other Program Document or the execution, legality, validity, enforceability, genuineness or sufficiency of the Funding Note Purchase Agreements, any other Program Document or any instrument or document furnished pursuant thereto;

(ii) the value or collectibility of the Asset Interest, or any Student Loan or other asset related thereto or any related security; or

(iii) the financial condition of the Sellers or the Funding Note Issuers or the ability of the Sellers or the Funding Note Issuers to perform their respective obligations under, or the performance or observance by the Funding Note Issuers of any of their respective obligations under, the related Funding Note Purchase Agreement, any other Program Document or any instrument or document furnished pursuant thereto.

(b) The Issuer represents and warrants that:

(i) the Issuer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified to do business and is in good standing in every jurisdiction where the nature of its business requires it to be so qualified, except where the failure to so qualify would not have a material adverse effect on its business, condition or operations;

(ii) the execution, delivery and performance by the Issuer of this Agreement are within the Issuer's limited liability company powers, have been duly authorized by all necessary limited liability company action, and do not contravene (A) the Issuer's organizational documents, (B) any law, rule or regulation applicable to the Issuer, (C) any material contractual restriction binding on the Issuer or its property or, to the best knowledge of the Issuer, affecting the Issuer or its property or (D) any order, writ, judgment award, injunction or decree binding on the Issuer or its property or, to the best knowledge of the Issuer, affecting the Issuer or its property;

(iii) there is no pending or, to the best knowledge of the Issuer, threatened action or proceeding affecting the Issuer before any court, governmental agency or arbitrator which may materially adversely affect the financial condition or operations of the Issuer or the ability of the Issuer to perform its obligations under this Agreement, or which purports to affect the legality, validity or enforceability of this Agreement;

(iv) this Agreement has been duly executed and delivered on behalf of the Issuer; and

(v) this Agreement constitutes a legal, valid and binding obligation of the Issuer enforceable against the Issuer in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, receivership, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

(c) The Liquidity Bank represents and warrants that:

(i) it is a body corporate and instrumentality of the United States Government duly formed, validly existing and organized under and pursuant to Public Law 93-224 (enacted December 29, 1973);

(ii) it is not in violation of or default under any of the provisions of Public Law 93-224 (enacted December 29, 1973) which would affect its existence or its powers;

(iii) the execution, delivery and performance by it of this Agreement are within its corporate powers, have been duly authorized by all necessary corporate action, and do not contravene (A) its organizational documents or (B) any law, rule or regulation applicable to it (including any such law, rule or regulation regarding per customer lending limits);

(iv) no consent, license, permit, approval or authorization of, or registration, filing or declaration with any Governmental Authority, is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement by or against it;

(v) this Agreement has been duly executed and delivered by it; and

(vi) this Agreement constitutes a valid, binding and enforceable obligation of the Liquidity Bank.

(d) The Liquidity Bank confirms that it has received such documents and information as it has deemed appropriate to make its own decision, independently and without reliance on the Manager, the Issuer or any other Person party to a Program Document, to enter into this Agreement and will, independently and without reliance on the Manager, the Issuer or any other Person party to a Program Document and based on such documents and information as the Liquidity Bank shall deem appropriate at the time, continue to make its own decisions in taking or not taking action hereunder. Except to the extent prohibited by applicable law, the Manager shall furnish to the Liquidity Bank copies of any financial or other documents that the Manager receives from time to time in connection with the Funding Note Purchase Agreements, but the Manager does not assume any responsibility for the authenticity, validity, accuracy or completeness thereof.

6. The Manager.

(a) The Manager and any of its respective Affiliates or any of the officers, directors, employees, agents or attorneys-in-fact of the Manager, the Conduit Administrator or any of their respective Affiliates (each, an "Agent-Related Person") shall not (i) be liable to the Liquidity Bank for any action taken or omitted to be taken by any of them under or in connection with this Agreement, the Funding Note Purchase Agreements or any other Program Document or the transactions contemplated hereby or thereby (except for its own negligence or willful misconduct), or (ii) be responsible in any manner to the Liquidity Bank for any recital, statement, representation or warranty made by the Issuer or any Affiliate of the Issuer, or any officer thereof, contained in this Agreement, in the Funding Note Purchase Agreements or in any other Program Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Manager under or in connection with, this Agreement, the Funding Note Purchase Agreements or any other Program Document, or for the value of or title to the Asset Interest, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement, the Funding Note Purchase Agreements or any other Program Document (except as to itself to the extent otherwise provided herein), or for any failure of the Issuer or any other party (except as to itself to the extent otherwise provided herein) to the Funding Note Purchase Agreements or any other Program Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to the Liquidity Bank to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement, the Funding Note Purchase Agreements or any other Program Document, or to inspect the properties, books or records of the Issuer or any of the Issuer's Affiliates.

(b) The Liquidity Bank acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by any Agent-Related Person hereinafter taken, including any consent to any assignment hereunder or review of the affairs of the Issuer, shall be deemed to constitute any representation or warranty by any Agent-Related Person to the Liquidity Bank as to any matter, including whether the Agent-Related Persons have disclosed material information in their possession. The Liquidity Bank represents to each Agent-Related Person that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own decision to enter into this Agreement and to extend the Loans to the Issuer hereunder. The Liquidity Bank also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own decisions in taking or not taking action under this Agreement. Except for any notices, reports, and other documents expressly herein required to be provided to the Liquidity Bank, no Agent-Related Person shall have any duty or responsibility to provide the Liquidity Bank with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the Issuer, the Sellers or the Funding Note Issuers which may come into the possession of any of the Agent-Related Persons.

(c) The Manager shall not be liable to the Liquidity Bank in connection with (x) the administration of the Funding Note Purchase Agreements or any other Program Document or (y) this Agreement or any borrowings hereunder, except for its own negligence or willful misconduct. Without limiting the foregoing, the Manager:

(i) may consult with legal counsel (including counsel for the Sellers and the Funding Note Issuers), independent public accountants or other experts and shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel, accountants or other experts;

(ii) shall not be responsible for the performance or observance by the Sellers or the Funding Note Issuers of any of the terms, covenants or conditions of the related Funding Note Purchase Agreement, any other Program Document or any instrument or document furnished pursuant thereto (other than with respect to the Manager as provided in the Management Agreement);

(iii) shall incur no liability by acting upon any notice, consent, certificate or other instrument or writing, or any other communication believed to be genuine and signed, sent or made by the proper party; and

(iv) shall not be deemed to be acting as the Liquidity Bank's trustee or otherwise in a fiduciary capacity hereunder or under or in connection with the Funding Note Purchase Agreements, any other Program Document or the Asset Interest.

7. Rights of the Issuer, the Manager and the Conduit Administrator. The Issuer (or the Conduit Administrator or the Manager, as applicable, on behalf of the Issuer) shall retain the exclusive right, in its sole discretion (subject to the next sentence) to exercise any rights and remedies available under the Funding Note Purchase Agreements, any other Program

Document or any document delivered pursuant thereto or pursuant to applicable law, including the right to approve any amendment, modification or waiver of the Funding Note Purchase Agreements, any other Program Document or any instrument or document delivered pursuant thereto. The Issuer (or the Conduit Administrator or the Manager on behalf of the Issuer) agrees to provide the Liquidity Bank notice of any material amendment, waiver or consent in connection with the Funding Note Purchase Agreements promptly after the effectiveness of the same.

8. Obligations of the Liquidity Bank, Including Confidentiality. The Liquidity Bank understands that the Funding Note Purchase Agreements themselves are confidential documents and the Liquidity Bank agrees that it will not disclose them to any other Person except (a) with the Manager's prior written consent, (b) to the Liquidity Bank's legal counsel or auditors, (c) to any regulatory authority having jurisdiction over the Liquidity Bank, (d) as required by law (including the Freedom of Information Act) or any court of law and (e) to the extent it becomes public information other than due to a breach of this provision. The agreements in this Section 8 shall survive termination of the Agreement, the repayment of all Loans and payment of all other obligations hereunder.

9. Assignability. The Liquidity Bank may not assign any portion of its rights or obligations under this Agreement unless the Issuer and the Manager shall have provided their prior written consent to such assignment and the Manager shall have received from each Relevant Rating Agency written confirmation that its ratings of the Student Loan Short-Term Notes will not be reduced or withdrawn as a result of such assignment. The Liquidity Bank may sell, assign or otherwise transfer all or part of the Liquidity Loan Note; provided that: (i) following any such sale, assignment or transfer the Liquidity Bank shall continue to be fully liable to make Loans and for its other duties and obligations hereunder and under the Liquidity Loan Note; (ii) payments under the Liquidity Loan Note shall continue to be made to the Liquidity Bank in the manner specified therein and any such payment shall be valid and effectual to satisfy and discharge the liability of the Issuer to the extent of the sums so paid; (iii) the Liquidity Bank shall continue to be the party entitled to take actions, grant consents, approvals and waivers, enter into amendments, supplements or modifications and otherwise administer and deal with the Liquidity Loan Note and the Issuer shall be fully protected in relying upon actions, consents, approvals, waivers, amendments, supplements and modifications executed by the Liquidity Bank and in otherwise dealing with the Liquidity Bank with respect to any of the forgoing matters. Nothing in this Agreement shall limit the Manager's ability to assign any portion of its rights or obligations under this Agreement in accordance with the other Program Documents.

10. Participations. The Liquidity Bank may not sell a participation in or to all or a portion of its rights and obligations under this Agreement.

11. Scheduled Liquidity Termination Date; Extension of Scheduled Liquidity Termination Date. Subject to earlier termination of the commitment hereunder pursuant to Section 2(b), the Liquidity Bank's commitment to make Loans to the Issuer under this Agreement shall expire at the close of business on the Business Day immediately prior to the Put Expiration Date (such date as it may be extended in writing by the parties hereto and the Department of Education, being the "Scheduled Liquidity Termination Date").

12. Miscellaneous.

(a) Amendments, Etc. No amendment or waiver of any provision of this Agreement, nor consent to any departure by the Issuer therefrom, shall in any event be effective unless the same shall be in writing and signed by the Liquidity Bank and the Issuer; provided, that no material amendment or waiver (as certified by the Manager) of this Agreement (other than an amendment to extend the Scheduled Liquidity Termination Date) shall be effective unless the Issuer shall have received written confirmation by each of the Relevant Rating Agencies that such amendment shall not cause its rating on the then-outstanding Student Loan Short-Term Notes to be reduced or withdrawn. The Liquidity Bank agrees that it will negotiate in good faith such amendments to this Agreement as may be necessary or advisable to increase the Commitment Amount and to extend the Scheduled Liquidity Termination Date. The Manager shall provide each Dealer, the Department of Education and each Relevant Rating Agency with a copy of each amendment to or waiver or consent under this Agreement promptly. In accordance with Section 12(d), this Agreement shall not be amended without the prior written consent of the Department of Education; provided that, with not less than ten (10) Business Days' prior written notice to the Department of Education, the Liquidity Bank and the Issuer may enter into any such amendment that does not have an adverse effect on the Department of Education.

(b) Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including facsimile communication) and mailed, faxed or delivered: if to a party to this Agreement, at the address specified for such party on Schedule 12(b); if to the Manager or the Conduit Administrator, at its address specified in the Management Agreement or the Administration Agreement, as applicable; if to any Dealer, at its address specified in the Dealer Agreement to which it is a party; and if to the Department of Education, at its address specified in the Put Agreement; or, at such other address as shall be designated by such party in a written notice to the Manager and the Liquidity Bank. All such notices and communications shall, when mailed (excluding any Loan Request or Additional Loan Request), be effective when deposited in the mails and, when faxed (including any Loan Request or Additional Loan Request), be effective when confirmation thereof is received by the transmitter. All notices to the Liquidity Bank making reference to the Liquidity Loan Note or to any Loan made under the Liquidity Loan Note shall identify the Liquidity Loan Note or such Loan by the respective Note Identifier or Loan Identifier, as the case may be, assigned by the Liquidity Bank to the Liquidity Loan Note or such Loan.

(c) Binding Effect. This Agreement shall become effective when it shall have been executed and delivered by each of the parties hereto and thereafter shall be binding upon and inure to the benefit of the Issuer, the Manager, the Conduit Administrator and the Liquidity Bank and their respective successors and assigns. Except as otherwise permitted in the Program Documents, the Issuer shall not assign any portion of the Asset Interest to another Person, unless the Student Loan Short-Term Notes issued to fund or maintain the applicable portion of the Asset Interest shall concurrently be paid in full, and if any such assignment shall be made, the Liquidity Bank's commitment to make Loans to the Issuer shall not inure to the benefit of such other Person. In connection with any assignment by the Issuer of the Asset Interest (or any portion thereof), the Issuer shall comply with any applicable legal requirements, including, if applicable, the Securities Act.

(d) Third Party Beneficiary. The Department of Education is an express and intended third party beneficiary hereof, entitled to enforce the provisions hereof in its own name.

(e) Issuer's Annual Financial Statements; Etc. The Manager shall furnish to the Liquidity Bank, until the later of (i) the Scheduled Liquidity Termination Date and (ii) the date on which the Loans have been paid in full, a copy of (x) the annual audited financial statements of the Issuer and (y) each Monthly Report and Monthly Conduit Administrator's Report furnished to the Issuer or the Conduit Administrator pursuant to the Funding Note Purchase Agreements or any other Program Document, in each case, promptly upon the same becoming available; and (z) a weekly report detailing (A) the maturity profile of the outstanding Student Loan Short-Term Notes, including the aggregate Face Amount of Student Loan Short-Term Notes maturing on the respective maturity dates of such outstanding Student Loan Short-Term Notes, and (B) using reasonable assumptions, a reasonable estimate of the weighted average remaining term to maturity, at the time of the report, of the Student Loans securing each Funding Note purchased by the Issuer.

(f) No Proceedings. Each of the Manager and the Liquidity Bank agrees that it shall not, prior to the date which is one (1) year and one (1) day (or if longer, the applicable preference period then in effect) after the payment in full of the Student Loan Short-Term Notes or any other rated obligations of the Issuer, acquiesce, petition or otherwise, directly or indirectly, invoke or cause the Issuer to invoke the process of any governmental authority for the purpose of commencing or sustaining a case against the Issuer under any Federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Issuer or any substantial part of the property of the Issuer, as applicable or ordering the winding up or liquidation of the affairs of the Issuer. The provisions of this Section 12(f) shall survive the termination of this Agreement.

(g) Limitation on Payments. The obligations of the Issuer under this Agreement and the Liquidity Loan Note are solely the obligations of the Issuer. No recourse shall be had for any obligation of the Issuer under this Agreement or under the Liquidity Loan Note (or any claim arising out thereof or related thereto) against any member, manager, holder of any beneficial interest, officer or employee or agent of the Issuer. Notwithstanding any provisions contained in this Agreement to the contrary, the Issuer shall not, and shall not be obligated to, pay any amount due hereunder or under the Liquidity Loan Note including any fees, costs or expenses due pursuant to this Agreement or the Liquidity Loan Note unless the Issuer has received funds which may be used to make such payment in accordance with the priority of payments in the Program Documents. Any amount which the Issuer does not pay pursuant to the operation of the immediately preceding sentence shall not constitute a "claim" (as defined in §101 of the Bankruptcy Code) against or obligation of the Issuer for any such insufficiency unless and until the Issuer satisfies the provisions of such immediately preceding sentence. The provisions of this Section 12(g) shall survive the termination of this Agreement.

(h) GOVERNING LAW; JURISDICTION. THIS AGREEMENT AND THE LIQUIDITY LOAN NOTE AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY FEDERAL LAW OF THE UNITED STATES. IF THERE SHALL BE NO FEDERAL LAW OF THE UNITED STATES APPLICABLE TO A MATTER

ARISING UNDER THIS AGREEMENT AND THE LIQUIDITY LOAN NOTE OR THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER OR THEREUNDER, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW) SHALL BE DEEMED TO BE REFLECTIVE OF FEDERAL LAW OF THE UNITED STATES INSOFAR AS TO DO SO WOULD NOT FRUSTRATE THE PURPOSES OF ANY PROVISION OF THIS AGREEMENT AND THE LIQUIDITY LOAN NOTE.

ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT, THE LIQUIDITY LOAN NOTE OR ANY ASSIGNMENT MAY BE BROUGHT IN THE COURTS OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE LIQUIDITY LOAN NOTE AND ANY ASSIGNMENT, EACH OF THE ISSUER, THE MANAGER AND THE LIQUIDITY BANK CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURT. EACH OF THE ISSUER, THE MANAGER AND THE LIQUIDITY BANK IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF THIS AGREEMENT, THE LIQUIDITY LOAN NOTE, ANY ASSIGNMENT OR ANY DOCUMENT RELATED HERETO. EACH OF THE ISSUER, THE MANAGER AND THE LIQUIDITY BANK WAIVES PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY FEDERAL LAW OF THE UNITED STATES OR NEW YORK LAW.

(i) Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

(j) Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

(k) WAIVER OF JURY TRIAL. THE ISSUER, THE MANAGER AND THE LIQUIDITY BANK EACH WAIVES THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT, ANY ASSIGNMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST THE OTHER PARTIES, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. THE ISSUER, THE MANAGER AND THE LIQUIDITY BANK EACH AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL

WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT, ANY ASSIGNMENT OR ANY PROVISION HEREOF OR THEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR ANY ASSIGNMENT.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

THE FEDERAL FINANCING BANK,
as the Liquidity Bank

By: Meredith M Browne
Name: Meredith M Browne
Title: Vice President and Treasurer

STRAIGHT-A FUNDING, LLC, as the Issuer

By: ______________________________
Name:
Title:

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

THE FEDERAL FINANCING BANK,
as the Liquidity Bank

By: ____________________________
Name:
Title:

STRAIGHT-A FUNDING, LLC, as the Issuer

By: ____________________________
Name: Jill A. Russo
Title: Vice President

SCHEDULE 12(b)

Notice Addresses

Liquidity Bank:

By U.S. Postal Service mail:

The Federal Financing Bank
Main Treasury Building
1500 Pennsylvania Avenue, NW
Washington, DC 20220
Attention: Chief Financial Officer
Telephone: (202) 622-2470
Facsimile No.: (202) 622-0707

By courier or express mail:

The Federal Financing Bank
Suite 228, National Press Building
524 - 14th Street, NW
Washington, DC 20045-1201
Telephone: (202) 622-2470

For the weekly reports described in Section 12(e)(z) in Excel spreadsheet format by email to:

Office of Debt Management
Department of the Treasury
Email addresses:

Karthik.Ramanathan@do.treas.gov; Fred.Pietrangeli@do.treas.gov; Steve.Vajs@do.treas.gov; Mojgan.Jian@do.treas.gov; and Nathan.Struemph@do.treas.gov

Issuer:

Straight-A Funding, LLC
68 South Service Road, Suite 120
Melville, New York 11747
Attention: Frank Bilotta
Telephone: (212) 302-5151
Facsimile No.: (212) 302-8767

With a copy to each of:

The Bank of New York Mellon
101 Barclay Street, 4E
New York, New York 10286
Attention: Andrew J Taylor

BMO Capital Markets Corp.
115 S. LaSalle St., 13 West
Chicago, Illinois 60603
Attention: Bart Steenbergen

EXHIBIT A

Form of Liquidity Loan Note

FOR FFB USE ONLY:	
Note Identifier:	
____________________	
Purchase Date:	

Note Date:	January 19, 2009
Last Day for a Loan:	September 29, 2014
Maximum Principal Amount:	$60,000,000,000
Final Maturity Date:	September 30, 2014

Washington, DC

LIQUIDITY LOAN NOTE

(Future Advance Promissory Note)

1. Promise to Pay.

FOR VALUE RECEIVED, STRAIGHT-A FUNDING, LLC, a limited liability company organized under the laws of the State of Delaware ("Issuer," which term includes any successors or assigns), promises to pay the **FEDERAL FINANCING BANK** ("FFB"), a body corporate and instrumentality of the United States of America (FFB, for so long as it shall be the holder of this Note, and any successor or assignee of FFB, for so long as such successor or assignee shall be the holder of this Note, being the "Holder"), at the times, in the manner, and with interest at the rates to be established as hereinafter provided, such amounts as may be advanced from time to time by FFB to the Issuer under this Note (each such amount being an "Loan" and more than one such amount being "Loans").

2. Reference to Liquidity Loan Agreement.

This Note is a "Liquidity Loan Note" referred to in, and is entitled to the benefits and subject to the requirements of, the Liquidity Loan Agreement dated as of even date herewith, made by and between the Issuer and FFB (such agreement, as it may be amended, supplemented, and restated from time to time in accordance with its terms, being the "Liquidity Loan Agreement").

3. Loans; Loan Requests; Timing of Loans; Last Day for a Loan; Manner of Making Loans.

(a) Subject to the terms and conditions of the Liquidity Loan Agreement, FFB shall make Loans to Issuer from time to time under this Note, in each case upon the delivery by Issuer to FFB of a written request for a Loan under this Note, in the form of request attached as Exhibit B to the Liquidity Loan Agreement (each such request being a "Loan Request").

(b) FFB shall make each requested Loan on the particular calendar date that the Issuer has requested in the respective Loan Request to be the date on which the respective Loan is to be made (such date being the "Requested Loan Date" for such Loan), subject to the provisions of the Liquidity Loan Agreement describing certain circumstances under which a requested Loan shall be made on a later date; provided, however, that no Loan may be made under this Note after the particular date specified on page 1 of this Note as being the "Last Day for a Loan."

(c) FFB shall make each Loan in immediately available funds by electronic funds transfer to such bank account(s) as shall have been specified by the Issuer in the respective Loan Request.

(d) The Issuer may rescind a Loan Request, but only in accordance with this subparagraph (d).

(1) The Issuer shall deliver to the Liquidity Bank written notification of each rescission of an Loan Request (each such notification being an "Loan Request Rescission Notice"). The Loan Request Rescission Notice must be delivered to the Liquidity Bank by facsimile transmission at (202) 622-0707 or at such other facsimile number or numbers as may be specified from time to time by the Liquidity Bank in a written notice delivered by the Liquidity Bank to the Issuer.

(2) To be effective, a Loan Request Rescission Notice must be received by the Liquidity Bank not later than 3:00 p.m. (Washington, DC, time) on the Business Day immediately preceding the Requested Loan Date.

(3) If a Loan Request Rescission Notice is delivered to rescind a request for a Loan in a principal amount greater than $100,000,000, to be effective, the delivery of that notice must be accompanied by a rescission fee in an amount equal to the product of (i) the amount by which the amount of the borrowing request exceeds $100,000,000, times (ii) the yield on the most recently auctioned 28-day United States Treasury bills, as determined by the Secretary of the Treasury as of the Requested Loan Date, times (iii) the number of days in the time period beginning on (but not including) the Requested Loan Date and ending on (and including) the settlement date of the next auction of 28-day United States Treasury bills, divided by 360.

4. Principal Amount of Loans; Maximum Principal Amount.

The principal amount of each Loan shall be the particular dollar amount of funds that the Issuer has specified in the respective Loan Request as the "Requested Loan Amount" for the respective Loan; provided, however, that the aggregate principal amount of all Loans outstanding at any one time under this Note shall not exceed the particular amount specified on page 1 of this Note as being the "Maximum Principal Amount."

5. **Maturity Date; Final Maturity Date.**

Each Loan shall mature on the 90th calendar day after the Requested Loan Date specified in the Loan Request for the respective Loan (such date being the "Maturity Date" for such Loan), provided that the Maturity Date for such Loan may not be a calendar date that occurs later than the particular date specified on page 1 of this Note as being the "Final Maturity Date" of this Note (such date being the "Final Maturity Date").

6. **Computation of Interest on Loans.**

(a) Subject to paragraphs 10 and 14 of this Note, interest on the outstanding principal of each Loan shall accrue from the date on which the respective Loan is made to the date on which such principal is due.

(b) Interest on each Loan shall be computed on the basis of (1) actual days elapsed from (but not including) the date on which the respective Loan is made to (and including) the date on which the payment of interest is due; and (2) a year of 360 days.

(c) The interest rate for each Loan shall be established by FFB, at the time the respective Loan is made, the greater of (a) LIBOR plus 1.00% per annum, or (b) the rate determined by the Secretary of the Treasury, taking into consideration the current market yield on outstanding marketable obligations of the United States of comparable maturity, plus 0.05% per annum. For purposes of this Note, "LIBOR" means, with respect to any date of determination, the rate for United States dollar deposits determined by the Manager, rounded, if necessary, to the nearest 0.00001%, appearing on Reuters Screen LIBOR01 Page as the London interbank offered rate for three-month United States dollar deposits at approximately 11:00 a.m. (London time) on such date of determination, or, if that day is not a LIBOR Business Day, the next succeeding LIBOR Business Day. If, on any date of determination, such rate does not appear on Reuters Screen LIBOR01 Page, LIBOR shall be the arithmetic mean of the offered quotations of the Reference Banks to prime banks in the London interbank market for three-month United States dollar deposits in Europe by reference to request for quotations to the Reference Banks as of approximately 11:00 a.m. (London time) on such date of determination. If, on any date of determination, at least two (2) of the Reference Banks provide such quotations, LIBOR shall equal such arithmetic mean of such quotations. If, on any date of determination, only one (1) or none of the Reference Banks provide such quotations, LIBOR shall be deemed to be the arithmetic mean of the offered quotations that leading banks in The City of New York are quoting on such date of determination for such three-month United States dollar deposits in Europe. Also for purposes of this Note, "LIBOR Business Day" means any day on which commercial banks are open in New York, New York and London, England for international business (including dealings in United States dollar deposits) and "Manager" means the party identified as Manager in Schedule I to the Administration Agreement dated as of even date herewith, between the Issuer and The Bank of New York Mellon, as Conduit Administrator thereunder; "Reference Banks" means, at any time, any three major banks in the London interbank market selected by the Manager.

7. **Payment of Interest.**

Interest accrued on the outstanding principal amount of each Loan shall be due and payable on the Maturity Date for the respective Loan.

8. **Repayment of Principal.**

The outstanding principal amount of each Loan shall be due and payable on the Maturity Date for the respective Loan.

9. Business Days.

(a) Whenever the Maturity Date for any Loan or the Final Maturity Date shall fall on a day on which either FFB or the Federal Reserve Bank of New York is not open for business, then the payment that would otherwise be due on such Maturity Date or Final Maturity Date, as the case may be, shall be due on the first day thereafter on which FFB and the Federal Reserve Bank of New York are both open for business (any such day being a "Business Day").

(b) In the event that the Maturity Date for any Loan or the Final Maturity Date falls on a day other than a Business Day, then the extension of time for making the payment that would otherwise be due on such Maturity Date or the Final Maturity Date, as the case may be, shall (1) be taken into account in establishing the interest rate for such Loan, and (2) be included in computing interest in connection with such payment.

10. Late Payments.

(a) In the event that any payment of any amount owing under this Note is not made when and as due (any such amount being then an "Overdue Amount"), then the amount payable shall be such Overdue Amount plus interest thereon (such interest being the "Late Charge") computed in accordance with this subparagraph (a).

(1) The Late Charge shall accrue from the scheduled date of payment for the Overdue Amount (taking into account paragraph 9 of this Note) to the date on which payment is made.

(2) The Late Charge shall be computed on the basis of (A) actual days elapsed from (but not including) the scheduled date of payment for such Overdue Amount (taking into account paragraph 9 of this Note) to (and including) the date on which payment is made, and (B) a year of 365 days.

(3) The Late Charge shall accrue at a rate (the "Late Charge Rate") equal to one and one-half times the rate to be determined by the Secretary of the Treasury taking into consideration the current market-bid coupon-equivalent yield on the remaining maturity of the most recently auctioned 13-week United States Treasury bills.

(4) The initial Late Charge Rate shall be in effect until the earlier to occur of either (A) the date on which payment of the Overdue Amount and the amount of the accrued Late Charge is made, or (B) the 91st day after the scheduled date of payment for such Overdue Amount. In the event that the Overdue Amount and the amount of the accrued Late Charge are not paid on or before such 91st day, then the amount payable shall be the sum of the Overdue Amount and the amount of the accrued Late Charge, plus a Late Charge on such sum accruing at a new Late Charge Rate to be then determined in accordance with the principles of clause (3) of this subparagraph (a). For so long as any Overdue Amount remains unpaid, the Late Charge Rate shall be re-determined in accordance with the principles of clause (3) of this subparagraph (a) at 91-day intervals to occur thereafter, and shall be applied to the Overdue Amount and all amounts of the accrued Late Charge to the date on which payment of the Overdue Amount and all amounts of the accrued Late Charge is made.

(b) Nothing in subparagraph (a) of this paragraph 10 shall be construed as permitting or implying that the Issuer may, without the written consent of FFB, modify, extend, alter, or affect in any manner whatsoever (except as explicitly provided herein and in the Liquidity Loan Agreement) the right of FFB to receive any and all payments on account of this Note on the dates specified in this Note.

11. Final Due Date.

Notwithstanding anything in this Note to the contrary, all amounts outstanding under this Note remaining unpaid as of the Final Maturity Date shall be due and payable on the Final Maturity Date.

12. Manner of Making Payments.

Each payment under this Note shall be paid to FFB in immediately available funds by electronic funds transfer to the account of the United States Treasury (for credit to the subaccount of FFB) maintained at the Federal Reserve Bank of New York, or such other account as may be specified by FFB in a written notice delivered from time to time by FFB to the Board.

13. Application of Payments.

Each payment made on this Note shall be applied, first, to the payment of Late Charges (if any) payable under paragraph 10 of this Note, then to the payment of unpaid accrued interest, and then on account of outstanding principal.

14. Prepayments.

(a) The Issuer may elect to prepay all or any portion of the outstanding principal amount of any Loan made under this Note, in the manner, at the price, and subject to the limitations specified in this paragraph 14 (each such election being a "Prepayment Election").

(b) The Issuer shall deliver to FFB (and if FFB is not the Holder, then also to the Holder) written notification of each Prepayment Election (each such notification being a "Prepayment Election Notice"), making reference to the "Loan Identifier" that FFB assigned to the respective Loan and communicated to the Issuer (as provided in the Loan Liquidity Agreement) and specifying:

(1) the amount of principal of the respective Loan that the Issuer intends to prepay, which amount may be either:

(A) the total outstanding principal amount of such Loan; or

(B) an amount less than the total outstanding principal amount of such Loan (subject to subparagraph (f) of this paragraph 14) (any such amount being a "Portion"); and

(2) the particular date on which the Issuer intends to prepay the respective Loan or Portion (such date being the "Intended Prepayment Date" for the respective Loan or Portion, which date must be a Business Day.

(c) To be effective, a Prepayment Election Notice must be received by FFB (and if FFB is not the Holder, then also by the Holder) on or before the Business Day immediately preceding the date specified therein as the Intended Purchase Date for the respective Loan or Portion.

(e) The Issuer shall pay to FFB a price for the prepayment of any Loan or any Portion of any Loan (such price being the "Prepayment Price" for such Loan or Portion, as the case may be) determined as follows:

(1) in the event that the Issuer elects to prepay the entire outstanding principal amount of any Loan, then the Issuer shall pay to FFB a Prepayment Price for such Loan equal to the sum of:

(A) the amount of principal that is being prepaid (par); and

(B) all unpaid interest and Late Charges (if any) accrued thereon through the Intended Prepayment Date; and

(2) in the event that the Issuer elects to prepay a Portion of such Loan, then the Issuer shall pay to FFB a Prepayment Price for such Portion that would equal such Portion's pro rata share of the Prepayment Price that would be required for a prepayment of the entire outstanding principal amount of such Loan.

(e) Payment of the Prepayment Price shall be due to FFB before 3:00 p.m. (Washington, DC, time) on the Intended Prepayment Date.

(f) Each prepayment of a Portion shall, as to the principal amount of such Portion, be subject to a minimum amount equal to $100,000.00 of principal.

15. Non-Recourse.

Notwithstanding any other provision of this Note to the contrary, all payments of principal, accrued interest, and Late Charge (if any) payable by the Issuer hereunder and under the Liquidity Loan Agreement shall be made solely from available funds on deposit in the segregated trust account established as provided in section 3.15 of the Administration Agreement dated as of even date herewith, between the Issuer and The Bank of New York Mellon, as Conduit Administrator thereunder, as such agreement may hereafter be amended, supplemented, and restated from time to time in accordance with its terms (such agreement, as so amended, being the "Administration Agreement," and such segregated trust account so established thereunder being the "Collection Account"). The Holder of this Note, by its acceptance of this Note, agrees that such Holder shall look solely to available funds on deposit in the Collection Account for amounts payable hereunder as provided in the Administration Agreement, and that none of the Issuer nor any member, manager, holder of any beneficial interest, officer or employee or agent of the Issuer shall have any liability in any of their individual capacities to the Holder of this Note for any amounts payable hereunder.

16. Amendments to Note.

To the extent not inconsistent with applicable law, this Note, so long as FFB is the holder thereof, shall be subject to modification by such amendments, extensions, and renewals as may be agreed upon from time to time by FFB and the Issuer, with the consent of the Department of Education.

17. Certain Waivers.

The Issuer hereby waives any requirement for presentment, protest, or other demand or notice with respect to the Note.

18. Note Effective Until Paid.

This Note shall continue in full force and effect until all amounts due and payable hereunder have been paid in full.

IN WITNESS WHEREOF, the undersigned, as an authorized official of the Issuer, has executed this Note in New York, New York, by affixing his signature hereto as of the date hereof.

STRAIGHT-A FUNDING, LLC
(the "Issuer")

By: ____________________________

Name: ____________________________

Title: ____________________________

EXHIBIT B

Form of Loan Request/Additional Loan Request

[ADDITIONAL][1] LOAN REQUEST

Federal Financing Bank
Main Treasury Building
1500 Pennsylvania Avenue, NW
Washington, DC 20220
Attention: Chief Financial Officer
Facsimile: (202) 622-0707
Telephone: (202) 622-2470

Reference is made to:

a. the Liquidity Loan Agreement dated January 19, 2009, by and between Straight-A Funding, LLC, a Delaware limited liability company (the "Issuer") and The Federal Financing Bank, a body corporate and instrumentality of the United States of America (the "FFB") (the "Loan Agreement");

b the Liquidity Loan Note dated January 19, 2009, in the maximum principal amount of $60,000,000,000 at any time outstanding, made by the Issuer, payable to the FFB (Note Identifier: ______[2]) (the "Note"); and

c. the Management Agreement dated February 6, 2009, by and between the Issuer and BMO Capital Markets Corp., a company duly organized under the laws of the State of Delaware (the "Manager") (the "Management Agreement").

Capitalized terms used herein and not defined herein shall have the respective meanings ascribed to them in the Note and the Loan Agreement.

The undersigned, as an authorized official of the Manager, hereby requests, on behalf of the Issuer, that the FFB make a Loan ("this Loan") under, pursuant to, and in accordance with the applicable terms of the Note.

The undersigned further requests that this Loan be made as follows:

1. Requested Loan Amount (Initial Loan Request):

The principal amount of this Loan is requested to be

$________________.[3]

[Substitute paragraph 1A below for paragraph 1 above if this is an Additional Loan Request]

[1A. Additional Loan Request (Uncontrollable Cause Loan Request):

---

1 Use "Additional Loan Request" in the event that an Uncontrollable Cause has occurred.
2 Insert the "Note Identifier" that FFB assigned to the Note and communicated to the Issuer (as provided in the Loan Agreement).
3 Insert the amount of funds that is requested to be disbursed by FFB to the Issuer as a Loan under the Note.

An additional principal amount for this Loan is requested to be

$________________, which, when added to the principal Loan requested on [insert date of original request], shall make the aggregate principal amount requested for this Loan $[________________].][4]

2. Requested Loan Date:

This Loan is requested to be made on:

___________.[5]

3. Maturity Date:

This Loan shall mature on

___________.[6]

4. Loan Request:

This Loan is requested with [three (3)] [seven (7)] Business Days' notice.

[Substitute paragraph 4A below for paragraph 4 above if this is an Additional Loan Request]

[4A. Additional Loan Request:

This is an Additional Loan Request and replaces the Loan Request dated [insert date of original request.]

Attention: This Loan is requested with same-day notice.]

5. The funds comprising this Loan are requested to be disbursed by electronic funds transfer to the following account(s):

	$____________________________
Name of financial institution	____________________________
Address of financial institution	____________________________
ABA number of financial institution	____________________________

---

4 Such amount shall include all interest accrued from the Legal Final Maturity until the date such Loan is in fact made, which is a result of an Uncontrollable Cause.

5 Insert the calendar date that the Manager requests to be the date on which funds are to be disbursed.

6 Insert the calendar date that is the earlier to occur of (a) 90 calendar days after the date specified in paragraph 2 as the "Requested Loan Date," and (b) September 30, 2014.

Account no. ______________________

Account name ______________________

Taxpayer ID number ______________________

The undersigned hereby certifies that, as of the date of this [Additional][7] Loan Request:

1. The Requested Loan Amount for this Loan has been determined by the Manager consistent with Section 2(a)(3) of the Loan Agreement and Section 3.02(e)(ii), (f)(ii), (g) or (h), as the case may be, of the Management Agreement; and the Manager has in its possession, available for inspection, supporting documentation that substantiates the determination of the Requested Loan Amount.

2. The Requested Loan Amount for this Loan, when added to the aggregate principal amount of all outstanding Loans (if any) made by the FFB to the Issuer under the Note on the same day and in the same week, does not cause the resulting sum to exceed the limitations on Loans in one day and Loans in one week stated in Section 2(a)(1) of the Loan Agreement.

3. The Requested Loan Amount for this Loan, when added to the aggregate principal amount of all outstanding Loans (if any) made by the FFB to the Issuer under the Note, does not exceed the Maximum Principal Amount of the Note.

4. The authority of the Manager to request this Loan on behalf of the Issuer is valid and in full force and effect.

5. The authority of the undersigned official of the Manager to request this Loan on behalf of the Manager is valid and in full force and effect.

[NAME OF MANAGER]
("Manager")
on behalf of

STRAIGHT-A FUNDING, LLC,
("Issuer")

By:______________________
Name:______________________
Title:______________________
Date______________________

[COMPLETE AND ATTACH EXHIBIT A]

---

7 Use "Additional Loan Request" in the event that an Uncontrollable Cause has occurred.

With a copy to:

The Bank of New York Mellon
101 Barclay Street, 4E
New York, New York
Attention: Andrew J. Taylor

United States Department of Education
400 Maryland Avenue, SW
UCP, Room 111G3
Washington, DC 20202-5402
Attention: FFEL Agreement Process Team

Exhibit A to

[Additional][8] Loan Request dated [________], pursuant to the Loan Agreement and the Management Agreement.

____ Face Amount of Student Loan Short-Term Notes maturing on Expected Maturity
$______________

\+ Plus amount of discount or interest accrued or to accrue and unpaid on such Face Amount from the Expected Maturity to the Legal Final Maturity of such Student Loan Short-Term Notes

$______________

\- Less any amount not to be financed from the proceeds of this Loan (explain)

$______________

= $______________ (Requested Loan Amount)

Or

____ Principal amount of Swingline Advance made to repay the Face Amount of maturing Student Loan Short-Term Notes
$______________

\+ Plus amount of accrued or to accrue interest on Swingline Advance made to repay the Face Amount of maturing Student Loan Short-Term Notes

$______________

\- Less any amount not to be financed from the proceeds of this Loan (explain)

$______________

= $______________ (Requested Loan Amount)

Or

____ In the event of an Uncontrollable Cause, amount of accrued interest from the Legal Final Maturity of such Student Loan Short-Term Notes until the new Requested Loan Date
$____________ [orig. req. Loan amt.] x ___% [daily int. rate] x __ [no. of days]

= $_____________ (Additional Requested Loan Amount)

Or

____ In the event that an Avoided Payment is ordered or required by law to be returned or turned over by the Issuer
$______________ (Amount of Avoided Payment) (explain)

---

8 Use "Additional Loan Request" in the event that an Uncontrollable Cause has occurred.

+ Plus amount of accrued interest and penalties

$______________

= $______________ (Requested Loan Amount)

Exhibit C

Organizational Chart for Straight-A Program


Manager
Conduit Administrator
Collateral Agent
Management
Administration
Pledge of all Conduit Assets
FFELP Lender A
FFELP Loans
SPV A
Funding Note (secured by FFELP Loans)
Straight-A Funding, LLC
Issuer Notes
Investors
Cash
Cash
Cash
Federal Financing Bank
Liquidity Loan
(upon failure to roll Issuer Notes)
Cash
SPV Equity
Cash
Put of FFELP Loans
(following unreimbursed liquidity draw or other specified contingencies)
Department of Education